Form 10-K, Exhibit 13
period 1993-12-31
DRAVO CORP
filed 1994-03-30
CIK 30067

                                                                      EXHIBIT 13

FINANCIAL REVIEW

OVERVIEW

One of the most significant events in 1993 for Dravo was the booking of a 15-year, 450,000-ton-per-year lime supply contract for American Electric Power's Gavin Station. Shipments under the contract are expected to begin in the second quarter of 1995. This major contract requires a $62 million expansion at the company's Black River lime facility located in northern Kentucky. Also, the company has pending the renewal of several existing contracts which, when finalized, will raise Dravo's utility lime sales backlog to more than $800 million. Price concessions were granted due to increased competition in the Ohio Valley utility lime market; however, the renewal was important to maintain current production cost efficiencies.

Dravo Lime Company's earnings declined from the record 1992 levels principally because of temporary operating problems at the Black River and Longview facilities.

Dravo Basic Materials, while having a difficult year overall, had its bright spots. The subsidiary's northern region, which includes the Pittsburgh, Parkersburg and Cincinnati areas, had a good year. Demand for construction aggregates in the Cincinnati area was especially strong. In 1993, the company brought on-line a new $5 million limestone quarry and processing facility in Lynchburg, Ohio, to provide low-cost aggregate to the rapidly growing east Cincinnati area.

Discontinued operations took a toll on the company's financial results. An additional provision of $35.3 million for discontinued operations was recorded during the fourth quarter. However, management believes the primary reason for the provision, the settlement of a 5-year old multi-million dollar lawsuit on a waste-to-energy plant built for the city of Long Beach, California, is a positive event in that it removes a major uncertainty regarding the company's future financial stability and will save millions of dollars in legal fees.

Earnings from continuing operations were $35.1 million, or $2.20 per share. Included in the earnings results was a $24.9 million deferred tax benefit. Loss on discontinued operations was $35.3 million or $2.38 per share. Unlike previous years, there was no extraordinary item reported for the reduction of taxes through the utilization of loss carryforwards in 1993 because of new rules governing accounting for income taxes.

In 1992, earnings from continuing operations were $10.3 million, or $.52 per share. An extraordinary credit of $1.6 million, or $.11 per share, resulted from the use of loss carryforwards to offset current tax expense.

In 1991, earnings from continuing operations were $12.3 million, or $.65 per share. Charges for discontinued operations, net of $3.6 million resulting from a reduction in tax liability associated with the expense provisions, were $38.5 million, or $2.60 per share. Net losses for the year were $26.2 million, or $1.95 per common share.

RESULTS OF OPERATIONS

CONTINUING OPERATIONS

REVENUE: Revenue of $277.6 million was up $4.6 million over 1992. The increase is attributable to high demand for construction aggregate in the metropolitan Cincinnati area and West Virginia. Competition along the Mississippi River and Gulf Coast continues to be very intense and the company has been unable to increase revenues in these areas. Lime revenue was up due to continued strength in the merchant market and increased utility shipments.

In 1992, revenue of $273.0 million was down $22.7 million, or nearly eight percent, from 1991. Factors contributing to the decrease were the exit from the shell business at the end of the third quarter of 1991 and asphaltic concrete business divestiture in early 1992, as well as the effects of reduced construction activity on sales tonnage and product pricing in most construction aggregates markets. Lime revenue was up slightly over 1991, reflecting strong demand in several of the merchant markets served by the company's Black River and Longview plants, and the first full year of production from a new lime kiln at the Longview plant. Although most of our utility lime customers used less lime because of reduced electrical power generation, the impact on revenue was mitigated by the first full year's effects of extraordinarily high levels of power production at the Zimmer Station of The Cincinnati Gas & Electric Company (CG&E).

COSTS AND EXPENSES: Gross profit was down $2.4 million from 1992 levels. An unusual number of significant operating problems at Dravo Lime's Black River facility increased production costs during the year. The kilns and equipment at Black River are older and are requiring more maintenance. With the repairs done in 1993 and the efficiency that will come with the new kilns and equipment being installed as part of the $62 million expansion, manufacturing costs at Black River will drop significantly. Operating problems occurred at the Longview facility also, although not to the same extent as Black River, and the company had to occasionally purchase lime from outside sources to fill orders.

Gross profit of $51.7 million in 1992 was down $6.0 million, or ten percent, from the previous year on lower revenue. The company closed under-performing aggregate operations located in areas with poor prospects for a short-term recovery. Personnel costs were lower in 1992 due to staff reductions following the realignment of divisions within Dravo Basic Materials. Improved efficiencies resulting from major capital expenditures such as a new lime kiln at Longview; improvements made at a Cincinnati area aggregates plant; and the availability of upgraded rolling stock helped reduce the impact of lower revenue.

DRAVO CORPORATION  8

Selling expense increased $344,000 from 1992 to 1993 and $960,000 from 1991 to 1992. The 1993 increase was due primarily to higher personnel and operating costs for the company's research center. The 1992 increase was principally the result of changes in the amount of research and development expense billed to third parties. These research activities involve a variety of lime-related technologies, with particular emphasis on pollution control. Depending on the project, the company may be reimbursed by governmental agencies, public utilities or private groups for all or a portion of project costs.

General and administrative expenses were down $856,000 compared to 1992. The expense reduction was partially due to lower interest charges related to the amortization of the company's non-cancelable lease obligation on a downtown Pittsburgh office building. Also, medical insurance costs were lower in 1993 due, in part, to educating employees and retirees on the prudent use of medical benefits. General and administrative expenses were down $2.3 million, or 8 percent, from 1991 to 1992. In addition to personnel reductions made in 1992, the full effect of a mid-year 1991 work force reduction was realized. And because the salary pension plan was actuarially over-funded, the company was able to record net pension income of $567,000 versus an expense in 1991 of $1.2 million.

Equity in earnings of joint ventures reports the company's share in three 50-percent owned joint ventures: a shell dredging operation located off the Louisiana coast, a contract phosphate mining operation in Idaho and a small contract coke operation in Wyoming. The shell operation was negatively impacted by a six-month delay in a major highway construction project. The joint venture started shipping shell to the project in December, 1993. The contract phosphate mining operation's profitability varies depending on mining conditions and customer requirements.

Other income of $692,000 represents gains on the sale of property in Baton Rouge, Louisiana and excess floating equipment, mainly barges. Other income in 1992 of $1.7 million resulted primarily from the sale of assets in two businesses the company exited in 1992: asphalt production in the Mobile area and the manufacture and sale of Calcilox. A gain was also recorded when the lessee of 34 hopper barges and covers exercised an option to purchase the equipment. Most of the other income of $698,000 reported in 1991 was derived from the sale of a parcel of land in the Cincinnati area.

The decline in interest income over the last two years reflects a lower level of funds available for investment and lower interest rates.

Interest expense was $9.2 million, or 13 percent, lower in 1993 than last year. The decrease was due to lower average debt outstanding and an interest rate swap agreement entered into in February, 1993 that effectively converted $41.8 million of 11.21 percent fixed rate debt to variable rate debt. Interest expense of $10.5 million in 1992 was $625,000 lower than 1991. The decrease was caused by a combination of a lower average total debt balance outstanding and lower interest rates on the company's prime rate-based line of credit.

A benefit for income taxes of $24.9 million was recorded in 1993 under the provisions of Statement of Financial Accounting Standards 109 (SFAS 109), "Accounting for Income Taxes." The company was required to adopt SFAS 109 effective January 1, 1993. The Statement requires that deferred income taxes reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. In addition, SFAS 109 requires the recognition of future tax benefits, such as net operating loss carryforwards (NOL), to the extent that realization of such benefits are more likely than not. At January 1, 1993, the company was in a net deferred tax asset position under SFAS 109, primarily the result of a $161.2 million NOL.

At January 1, 1993, the company established a valuation allowance for the full amount of the net deferred tax asset due to uncertainties associated with unresolved issues related to its discontinued operations. In the fourth quarter of 1993, the valuation allowance was reduced, resulting in a net deferred tax asset of $24.9 million. Two factors contributed to the reduction in the valuation allowance. First was the resolution of the City of Long Beach SERRF litigation and the ability to quantify, relying upon advice of legal counsel, the maximum exposure of the remaining discontinued operations issues. Second, the company was awarded the AEP Gavin contract to supply 450,000 tons of lime annually for 15 years commencing in 1995. In addition, the company has pending the renewal of several existing lime supply contracts for periods of up to ten years. As a result, management believes revenues and income can be reasonably projected for purposes of determining whether the realization of the asset resulting from the utilization of NOLs in future years is more likely than not. See Note 13, Income Taxes, in the Notes to Consolidated Financial Statements for further details on the determination of the valuation allowance.

EFFECTS OF INFLATION: Inflation rates have been low over the past three years and as a result have not had a significant impact on the company's operations. In addition, Dravo Lime's long-term lime supply contracts provide for price increases based on government published indices and increases for specific production expenses, such as labor, fuel and electricity. The company's operations are sensitive to changes in crude oil prices since petroleum products are used for both the production and distribution of its products.

DISCONTINUED OPERATIONS

Management's assessment of the discontinued operations reserve led to an increase in the expense provision in 1993 of $35.3 million. The provision was primarily to cover the settlement agreement with the City of Long Beach, which included the company giving up its claim to unpaid

                                                           9  ANNUAL REPORT 1993
receivables and interest totalling $18 million. The provision also recognizes an increase in the estimated environmental cleanup costs at the company's Hastings, Nebraska, superfund site; write-off of a note receivable due to an unfavorable court ruling; additional legal fees, primarily to protect the company's interests in the Continental Energy Associates and Venezuelan matters discussed in Note 8, Contingent Liabilities; and other discontinued operations expenses.

FINANCIAL POSITION AND LIQUIDITY

The company's balance sheet reflects recording a deferred tax asset of $24.9 million and a discontinued operations provision of $35.3 million in the fourth quarter of 1993. All known outstanding discontinued operations items have been classified as current or long-term based on the estimated timing of future cash receipts and disbursements. At year-end 1993, net current liabilities for discontinued operations were estimated to be $4.5 million versus $9.7 million at December 31, 1992. Net long-term liabilities were estimated to be $22.1 million at year-end 1993 compared to net assets of $4.8 million at December 31, 1992. Despite the size of the discontinued operations liabilities, they do not pose a threat to the company's liquidity because cash payments needed to satisfy them will be spread over several years.

Working capital of $59.5 million was down $608,000 from 1992. Inventories were down $6.3 million primarily due to an inventory reduction plan implemented by Dravo Basic Materials. Capital expenditures were $13.6 million in 1993. Additions to property, plant and equipment included $2.8 million for a new aggregate quarry and production plant near Cincinnati, routine equipment improvements and rolling stock replacements.

The company has on hand and access to sufficient funds to meet its anticipated operating and capital needs. Cash and cash equivalents were $808,000 and $970,000 at yearend 1993 and 1992, respectively. To minimize interest charges, cash balances are kept low through a banking arrangement that uses excess cash held in the company's accounts to reduce the amount of overnight borrowing on a revolving credit facility agreement.

The $59 million revolving credit/letter of credit facility is provided by a consortium of lenders that includes First Alabama Bank, PNC Bank, N.A., Continental Bank, N.A. and The Prudential Insurance Company of America. Interest on the revolver is equal to First Alabama Bank's base lending rate plus 1.25 percent. The credit facility, originally scheduled to expire on January 21, 1995, has been extended to April 30, 1995 as an interim measure; however, simultaneously with the closing of the $62 million lease financing for the Black River expansion, discussed below, the company expects to increase the facility to $64 million and extend the term to January 21, 1996. At December 31, 1993, $36.5 million of revolver debt and $10 million in letters of credit were borrowed against the $59 million debt capacity.

In February, 1993, the company entered into an interest rate swap agreement with Continental Bank, N.A. on $41.8 million of 11.21 percent fixed rate long-term notes payable. The swap converts the fixed rate debt to variable rate debt determined by adding 6.57 percent to the three month London Interbank Offered Rate. The swap agreement reduced 1993's interest expense $474,000.

The company is currently negotiating the terms of a $62 million leveraged operating lease to be used to finance an expansion project at Dravo Lime's Black River facility. The expansion will increase production capacity by 700,000 tons-per-year, the majority to be used to supply the new AEP Gavin contract. While final documentation has not yet been completed, the basic terms of the lease provide for a 20-year rental schedule with options to renew for an additional
12 years. The company will have a fixed price option to purchase the equipment at the end of 32 years. The financing is expected to close in April, 1994 and have an effective interest rate of approximately 9 percent.

Obligations under the company's January, 1992 debt restructuring are secured by a pledge of the stock of Dravo Basic Materials Company and Dravo Lime Company along with their accounts receivable and finished goods inventories. Additionally, certain contract rights, patents and mortgages on the company's Maysville, Black River, Three Rivers and Longview plants, excluding a new kiln at Longview completed in 1991, have been pledged as collateral. The agreements contain uniform restrictive covenants that require the company on a consolidated basis, and Dravo Basic Materials and Dravo Lime on a combined basis, to maintain minimum working capital levels; restrict incurrence of debt, liens, and lease obligations; restrict the sale of significant assets; and as to Dravo Basic Materials and Dravo Lime, limit payment of dividends or making of loans to the company. At December 31, 1993, approximately $157.4 million of Dravo Basic Materials and Dravo Lime net assets were restricted as to payment of dividends or loans to the company. These restrictions are not expected to have an adverse impact on the ability of the company to meet its cash obligations.

In November, 1992, the Financial Accounting Standards Board (FASB) issued Statement 112, "Employers' Accounting for Postemployment Benefits." See Note 10, Postretirement and Postemployment Benefits, in the Notes to Consolidated Financial Statements for a discussion of the statement and its impact on the company's financial condition.

DIVIDENDS

The company may not declare common stock dividends until cumulative earnings from continuing operations after September 30, 1991, excluding gains from the sale of capital assets, exceed $40 million or cumulative losses from discontinued operations after September 30, 1991, whichever is higher, and then only to the extent of 50 percent of such earnings. At December 31, 1993, cumulative

DRAVO CORPORATION  10
earnings from continuing operations since September 30, 1991 exceeded cumulative discontinued operations losses during the same time period by $1.8 million. No common stock dividends were declared in 1993 nor are any contemplated. Dividends on the $3.0875 cumulative, convertible, exchangeable, Series D Preference Stock were declared quarterly throughout 1993, 1992 and 1991. Quarterly dividends were also declared on the $2.4750 cumulative convertible Series B Preference Stock in each of the last three years. All declared preference dividends have been paid timely.

COMMON STOCK MARKET PRICE

The principal market on which Dravo's common stock is traded is the New York Stock Exchange. The high and low common stock sales prices for each quarterly period in 1993 and 1992 as reported for New York Stock Exchange composite transactions were:


                1993            1992
QUARTER     HIGH     LOW    HIGH    LOW
- -------    ------  ------  ------  -----
First      10 1/4   8 3/4  10 1/2  7 5/8
Second     11 3/4   8 3/4  10 1/4  7 3/4
Third      12 3/8   9 3/8   8 7/8  6 5/8
Fourth     12 1/2  10 1/8   9 5/8  7 3/8

OUTLOOK

CONTINUING OPERATIONS: The long awaited clean air standards for power plant sulfur dioxide emissions enacted by Congress in 1990 become effective January 1, 1995. Dravo will spend nearly $62 million in 1994 increasing the production capacity of its Black River mine and processing plant to provide lime that its customers will need to meet the new standards. In 1993, our lime business faced aggressive price competition for utility lime contracts. While it was important for Dravo to win the new Gavin contract, it was equally important to maintain the customer base already existing from long-term lime supply contracts that were approaching expiration. Those contracts are being renegotiated, all at lower prices that will impact 1994 profit margins.

Although Dravo Basic Materials continues to face intense competition in all its markets, aggressive price competition is expected to remain particularly fierce in the Gulf Coast and Mississippi River corridor markets. An improving economy and increased appropriations for highway, bridge and other infrastructure repairs and improvements should provide some support for earnings. In a move designed to complement the traditional road building and construction markets that the company has relied upon for many years, Dravo Basic Materials has identified industrial uses for its aggregates products. The company anticipates seeing results from those efforts, as well as new initiatives, in 1994.

For Dravo to achieve its earnings goal in 1994, expenses must be reduced. A company-wide program of consolidation and expense reduction will call upon operating and administrative employees to lower expenses wherever possible.

DISCONTINUED OPERATIONS: The company formerly operated a fabrication facility in Hastings, Nebraska. The federal Environmental Protection Agency (EPA) has notified the company it believes the company is a potentially responsible party
(PRP) for the cleanup of soil and groundwater contamination at three subsites in the Hastings area. The company held talks with the EPA in 1992 as to the scope of cleanup required and to determine if the EPA would be willing to accept an amount, to be paid by the company, other PRPs and the company's insurance carriers, over time, that would discharge the company from any further cleanup at the subsites. The company discontinued the discussions with the EPA when its insurance carriers refused coverage responsibility. The company has since brought legal action against its insurance carriers whom it believes had coverage responsibility for the time the company owned the Hastings facility. Two insurance carriers have approached the company concerning a settlement. The company intends to pursue a settlement of this matter which will involve a group of named PRPs and insurance carriers. See Note 2, Discontinued Operations, in the Notes to Consolidated Financial Statements for further discussion of the company's estimate of total cleanup costs and its share of those costs.

No progress was made toward settling disputes between the company and Continental Energy Associates (CEA) regarding construction of a coal gasification facility in Hazleton, Pennsylvania. The company is preparing for litigation in this matter.

The Venezuelan Supreme Court upheld a lower court ruling in the litigation with Alberto Caldera and Meladuras Portuguesa C.A. (Melaport). Under Venezuelan law, damages are to be established by an appraisal process. The company has filed suit in United States District Court challenging the enforcement of any judgment in the United States which may result from the Venezuelan litigation.

See Note 8, Contingent Liabilities, in the Notes to Consolidated Financial Statements for further discussion of these and other discontinued operations activities.

Management believes the company's provision for losses on discontinued operations is adequate at this time. However, in establishing the provision and monitoring it, management has estimated the costs of exiting discontinued businesses and pursuing the company's rights through litigation. A ruling by the courts or a settlement of the disputes that is adverse to Dravo's position, or other unforeseen developments, could require a future additional provision for discontinued operations.

                                                          11  ANNUAL REPORT 1993

                                                     CONSOLIDATED BALANCE SHEETS

DRAVO CORPORATION
AND SUBSIDIARIES

                                                  DECEMBER 31,
(IN THOUSANDS)                                     1993      1992
                                               --------  --------
ASSETS
Current assets:
Cash and cash equivalents                      $    808  $    970
Accounts receivable, net of allowance
 for uncollectibles of $897 and $777             44,225    38,815
Notes receivable (Note 14)                        3,318     6,718
Inventories (Note 4)                             57,536    63,847
Other current assets                              2,417     3,138
                                               --------  --------
Total current assets                            108,304   113,488
Advances to and equity in joint ventures          4,348     2,193
Notes receivable (Note 14)                        6,870     8,130
Net assets of discontinued operations
 (Notes 2 and 14)                                    --    13,924
Other assets                                     17,729    15,924
Deferred income taxes                            24,853        --
Property, plant and equipment:
 Land                                            23,673    23,525
 Mine development                                 8,148     7,959
 Building and improvements                       22,830    25,804
 Floating equipment                              36,972    39,026
 Machinery and other equipment                  220,199   208,363
                                               --------  --------
                                                311,822   304,677
 Less accumulated depreciation and
  amortization                                  201,854   189,813
                                               --------  --------
Net property, plant and equipment               109,968   114,864
                                               --------  --------
Total assets                                   $272,072  $268,523
                                               ========  ========

See accompanying notes to consolidated financial statements.

DRAVO CORPORATION  12

                                                     CONSOLIDATED BALANCE SHEETS

DRAVO CORPORATION
AND SUBSIDIARIES

                                                                 DECEMBER 31,
(IN THOUSANDS)                                                  1993       1992
                                                            --------   --------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term notes (Notes 5 and 14)         $  4,488   $  4,717
Accounts payable--trade                                       28,622     29,135
Income taxes                                                      23         43
Accrued insurance                                              3,049      3,395
Accrued retirement contribution                                2,101        476
Net liabilities of discontinued operations (Note 2)            2,006      6,949
Accrued loss on leases--discontinued operations (Note 2)       2,448      2,779
Other current liabilities                                      6,113      5,932
                                                            --------   --------
Total current liabilities                                     48,850     53,426
Long-term notes (Notes 5 and 14)                              88,520     88,052
Other liabilities                                              3,033      2,962
Net liabilities of discontinued operations (Note 2)           14,276         --
Accrued loss on leases--discontinued operations (Note 2)       7,854      9,133
Redeemable preference stock (Notes 6 and 14):
Par value $1, issued 200,000 shares, cumulative,
 convertible, exchangeable Series D
 (entitled in liquidation to $20.0 million)                   20,000     20,000
Shareholders' equity (Notes 6 and 12):
Preference stock, par value $1, authorized 1,878,870
 shares: Series B, $2.475 cumulative, convertible,
 issued 32,386 and 35,386 shares (entitled in
 liquidation to $1.8 million and $1.9 million);
 Series D, reported above                                         32         35
Common stock, par value $1, authorized 35,000,000 shares;
 issued 14,967,824 and 14,945,476 shares                      14,968     14,945
Other capital                                                 63,260     65,960
Retained earnings                                             13,119     15,850
Treasury stock at cost; common shares 119,221                 (1,840)    (1,840)
                                                            --------   --------
Total shareholders' equity                                    89,539     94,950
                                                            --------   --------
Total liabilities and shareholders' equity                  $272,072   $268,523
                                                            ========   ========

See accompanying notes to consolidated financial statements.


                                                          13  ANNUAL REPORT 1993

                                           CONSOLIDATED STATEMENTS OF OPERATIONS

DRAVO CORPORATION
AND SUBSIDIARIES

                                                   YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)               1993       1992       1991
                                                --------   --------   --------
Revenue                                         $277,590   $272,979   $295,684
Cost of revenue                                  228,266    221,232    237,964
                                                --------   --------   --------
Gross profit                                      49,324     51,747     57,720
Selling expenses                                   7,602      7,258      6,298
General and administrative expenses               24,058     24,914     27,189
                                                --------   --------   --------
Earnings from operations                          17,664     19,575     24,233
Other income (expense):
  Equity in earnings (loss) of joint ventures        (18)       411        383
  Other income                                       692      1,683        698
  Interest income                                  1,327      1,598      1,977
  Interest expense                                (9,194)   (10,548)   (11,173)
                                                --------   --------   --------
Net other expense                                 (7,193)    (6,856)    (8,115)
                                                --------   --------   --------
Earnings before taxes from continuing
 operations                                       10,471     12,719     16,118
Income tax expense (benefit) (Note 13)           (24,655)     2,401      3,868
                                                --------   --------   --------
Earnings from continuing operations               35,126     10,318     12,250
Loss on discontinued operations, net of
 income tax benefit of $0 and $3,568 (Note 2)     35,303         --     38,537
                                                --------   --------   --------
Earnings (loss) before extraordinary item           (177)    10,318    (26,287)
Extraordinary item (Note 13)                          --      1,573         --
                                                --------   --------   --------
Net earnings (loss)                                 (177)    11,891    (26,287)
Preference dividends                               2,554      2,561      2,571
                                                --------   --------   --------
Net earnings (loss) available for common stock  $ (2,731)  $  9,330   $(28,858)
                                                --------   --------   --------
Weighted average shares outstanding               14,835     14,833     14,804
                                                --------   --------   --------
Primary earnings (loss) per share:
Continuing operations                           $   2.20   $   0.52   $   0.65
Discontinued operations                            (2.38)        --      (2.60)
Extraordinary item                                    --       0.11         --
                                                --------   --------   --------
Net earnings (loss)                             $  (0.18)  $   0.63   $  (1.95)
                                                ========   ========   ========

See accompanying notes to consolidated financial statements.

DRAVO CORPORATION  14

                                    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

DRAVO CORPORATION
AND SUBSIDIARIES

                                                      YEARS ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                   1993     1992     1991
                                                     -------  -------  -------
Retained earnings at beginning of year               $15,850  $ 6,520  $ 35,378
Net earnings (loss)                                     (177)  11,891   (26,287)
                                                     -------  -------  -------
                                                     $15,673   18,411     9,091
Dividends declared:           1993     1992     1991
- -------------------        -------  -------  -------
Series B preference stock  $ 2.475  $ 2.475  $ 2.475      84       91       101
Series D preference stock   12.350   12.350   12.350   2,470    2,470     2,470
                                                     -------  -------  --------
                                                       2,554    2,561     2,571
                                                     -------  -------  --------
Retained earnings at end
 of year                                             $13,119  $15,850  $  6,520
                                                     =======  =======  ========

See accompanying notes to consolidated financial statements.

                                                          15  ANNUAL REPORT 1993

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

DRAVO CORPORATION
AND SUBSIDIARIES

                                            YEARS ENDED DECEMBER 31,
(IN THOUSANDS)                               1993       1992       1991
                                         --------   --------   --------
Cash flows from operating activities:
Earnings from continuing operations      $ 35,126   $ 10,318   $ 12,250
Adjustments to reconcile earnings from
 continuing operations to net cash
 provided by continuing operations
 activities:
  Depreciation and amortization            17,985     18,595     17,714
  Gain on sale of assets                     (692)    (1,683)      (698)
  Equity in joint ventures                 (2,155)        49         21
  Changes in assets and liabilities:
    Decrease (increase) in accounts
     receivable                            (5,410)     1,638     (1,321)
    Decrease (increase) in notes
     receivable                             1,008       (647)       321
    Decrease (increase) in
     inventories                            6,311     (4,197)    (1,477)
    Decrease (increase) in other
     current assets                           721       (400)       367
    Increase in other assets               (2,373)      (680)    (3,795)
    Increase in deferred income taxes     (24,853)        --         --
    Increase (decrease) in accounts
     payable and accrued expenses             947     (5,322)     3,362
    Decrease in income taxes payable          (20)      (575)      (553)
    Increase (decrease) in other
     liabilities                               71        329     (1,199)
                                         --------   --------   --------
Total adjustments                          (8,460)     7,107     12,742
                                         --------   --------   --------
Net cash provided by continuing
 operations activities                     26,666     17,425     24,992
                                         --------   --------   --------
Loss from discontinued operations         (35,303)        --    (38,537)
Increase (decrease) in net liabilities
 of discontinued operations                21,647    (15,009)    35,502
Proceeds from repayment of notes
 receivable from sale of
 discontinued operations                    1,992      2,631         11
                                         --------   --------   --------
Net cash used by discontinued
 operations activities                    (11,664)   (12,378)    (3,024)
                                         --------   --------   --------
Net cash provided by extraordinary
 item                                          --      1,573         --
                                         --------   --------   --------
Net cash provided by operating
 activities                                15,002      6,620     21,968
                                         --------   --------   --------
Cash flows from investing activities:
Proceeds from sale of assets                1,249      5,591      1,670
Additions to property, plant and
 equipment                                (13,646)    (8,454)   (19,660)
Reductions to cash collateral account          --         --     20,506
Loans made in connection with lease
 termination                                   --         --     (8,000)
Other, net                                   (553)      (363)     1,082
                                         --------   --------   --------
Net cash used by investing activities    $(12,950)  $ (3,226)  $ (4,402)
                                         --------   --------   --------

See accompanying notes to consolidated financial statements.

DRAVO CORPORATION  16

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
DRAVO CORPORATION
AND SUBSIDIARIES

                                               YEARS ENDED DECEMBER 31,
(IN THOUSANDS)                                  1993       1992       1991
                                            --------   --------   --------
Cash flows from financing activities:
Net borrowing (repayment) under revolving
 credit agreements                          $  4,600   $  3,700   $ (4,700)
Principal payments under long-term notes      (4,446)    (5,702)    (4,005)
Principal payments under long-term notes
 secured by future mineral production             --         --     (7,342)
Principal payments under capital lease
 obligations                                    (306)      (142)    (1,045)
Proceeds from issuance of long-term notes        391        122      2,819
Proceeds from borrowing under capital
 lease obligations                                --        388         --
Proceeds from issuance of common stock           101         63         68
Dividends                                     (2,554)    (2,561)    (2,571)
                                            --------   --------   --------
Net cash used by financing activities         (2,214)    (4,132)   (16,776)
                                            --------   --------   --------
Net increase (decrease) in cash and cash
 equivalents                                    (162)      (738)       790
Cash and cash equivalents at beginning
 of year                                         970      1,708        918
                                            --------   --------   --------
Cash and cash equivalents at end of year    $    808   $    970   $  1,708
                                            ========   ========   ========
Supplemental disclosures of cash flow
 information:
Cash paid during the year for:
Interest (net of amount capitalized)        $  9,195   $ 10,722   $ 11,208
Income tax                                       487      1,333      1,119
                                            ========   ========   ========

See accompanying notes to consolidated financial statements.

                                                          17  ANNUAL REPORT 1993

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: The consolidated financial statements include the accounts of Dravo Corporation and its majority-owned subsidiaries (the company). The principal subsidiaries are Dravo Basic Materials Company, Inc., and Dravo Lime Company. Dravo Basic Materials is a leading producer of construction aggregates in the Ohio Valley and Gulf Coast regions. Dravo Lime is one of the nation's largest lime producers.

PRINCIPLES OF CONSOLIDATION: Significant intercompany balances and transactions have been eliminated in the consolidation process.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES: Inventories are valued at average production cost or market, whichever is lower. The cost of products produced includes raw materials, direct labor and operating overhead.

PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION: Property, plant and equipment are stated at cost. The cost of buildings, equipment and machinery is depreciated over estimated useful lives on a straight-line basis. For income tax purposes, depreciation is calculated principally on an accelerated basis. Expenditures for maintenance and repairs which do not materially extend the lives of assets are expensed currently. The asset cost and accumulated depreciation are removed from the accounts for assets sold or retired, and any resulting gain or loss is included in other income and expense.

INTANGIBLE ASSETS: Intangible assets include agreements, goodwill, and unrecognized prior service cost on the company's pension plans. Amortization is on a straight line basis, generally five to ten years, over estimated useful lives, or in the case of unrecognized prior service costs, the average future service period.

INCOME TAXES: Effective January 1, 1993, the company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The statement requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Prior to 1993, provisions were made for deferred income taxes where differences existed between the time transactions affected taxable income and the time those transactions entered into the determination of income for financial statement purposes.

EARNINGS PER SHARE: Primary earnings per share are based on net earnings less preference dividends declared in the year, divided by the weighted average sum of common shares outstanding during the year and common share equivalents. Shares exercisable as employee stock options and stock appreciation rights are considered common share equivalents except when their inclusion would be anti-dilutive. Primary common share equivalents are calculated based on the average common stock price for the year. Fully diluted earnings per share are based on net earnings, divided by the sum of the weighted average number of common shares outstanding during the year, weighted average number of shares resulting from the assumed conversion of issued preference shares to common shares and common share equivalents. Fully diluted common share equivalents are calculated based on the higher of the average or ending common stock price for the year. Fully diluted earnings per share are anti-dilutive in 1993, 1992 and 1991 and are not presented.

NOTE 2: DISCONTINUED OPERATIONS

In December, 1987, Dravo's Board of Directors approved a major restructuring program which concentrated the company's future direction exclusively on opportunities involving its natural resources business. The company took an additional provision of $35.3 million related to discontinued operations in the fourth quarter of 1993.

In 1985, the company contracted with a governmental authority to design, construct and operate a resource recovery facility in Long Beach, California. A dispute arose with the authority as to whether the design and construction contract was, in fact, properly completed and whether certain retainers and escrows were owed to the company. The company's sale of its contractual interest to operate the Long Beach resource recovery facility spawned a lawsuit filed by the purchaser seeking to avoid payments of the purchase price. Early in 1994, the company reached a Memorandum of Intent to settle all litigation with the facility's owner and its operator. The agreement, which is subject to final approval by the United States District Court, necessitated the write-off of receivables from the owner and payables to the operator netting $16 million. In addition, the company will pay the owner $498,000, and the operator $55,000, annually for 20 years starting in 1999 and 1995, respectively. The estimated present value of the payments, or $4.7 million, is included in the discontinued operations provision.

The company has received updated estimates of the potential soil and groundwater cleanup costs at its former operations in Hastings, Nebraska. The company and several other entities have been named by the U.S.

DRAVO CORPORATION  18

Environmental Protection Agency (EPA) as Potentially Responsible Parties (PRPs) at the Hastings site. Estimated total cleanup costs, including capital outlays and future maintenance costs for soil and groundwater remediation of approximately $17 million, are based on independent engineering studies. Currently there are five named PRPs, including the company, at the Hastings site. Two have entered de minimis agreements with the EPA. The company has assumed that it will participate in 33 percent of the soil and groundwater cleanup costs. The company believes, based on its investigation, that there are a number of other firms who could be named as PRPs in the future. The discontinued operations provision included an additional $2.3 million to reflect the company's estimated share of the revised cleanup cost estimates. The company's estimated share of the costs is based upon its assessment of the total cleanup costs, its potential exposure, and the viability of the other named PRPs. The company has commenced litigation against several insurance carriers who maintained liability coverage for the Hastings plant while the company owned the facility. Two carriers recently requested settlement discussions. No assumed recovery from insurance carriers has been included in the provision for discontinued operations.

The company had previously recorded a receivable of $2.2 million, plus interest, from Regional Waste System (RWS) of Portland, Maine related to the settlement of disputes over construction of a waste-to-energy plant. RWS paid $2.2 million into an escrow account and filed a claim against the company alleging that certain obligations undertaken by the company in the settlement had not been properly completed. Early in 1994, a jury ruled in RWS's favor and awarded it $1.7 million of the escrow balance. The discontinued operations provision included the write-down of the receivable to reflect the jury award.

An additional amount was also provided for estimated legal fees anticipated to pursue various lawsuits and claims, the most significant of which are the Hastings insurance litigation, Continental Energy Associates (CEA) and Venezuelan matters discussed in Note 8, Contingent Liabilities.

No loss provision has been made for the CEA and Venezuelan disputes because it is not possible to determine the outcome of these matters or to estimate with any degree of probability the range of potential costs which may be involved. Claims against the company, which management believes are grossly overstated, exceed $45 million.

The company received cash proceeds of $2.0 million in 1993, $2.6 million in 1992 and $11,000 in 1991 from the repayment of notes received from the previous sales of discontinued businesses. The remaining assets and liabilities at December 31, 1993 and December 31, 1992 of the discontinued operations relate to non-cancelable leases, environmental, insurance, legal and other matters associated with exiting the engineering and construction business and are presented below:

(IN THOUSANDS)               1993       1992
                         --------   --------
Current assets:
Accounts and retainers
 receivable              $     23   $     23
Other                       3,512      2,925
                         --------   --------
Total current assets        3,535      2,948
                         --------   --------
Accounts and retainers
 receivable                   472     18,268
Other                         309      4,765
Total assets             $  4,316   $ 25,981
                         ========   ========
Current liabilities:
Accounts and retainers
 payable                 $    178   $    758
Accrued loss on leases      2,448      2,779
Other                       5,363      9,139
                         --------   --------
Total current
 liabilities                7,989     12,676
                         --------   --------
Accounts and retainers
 payable                    4,745      2,012
Accrued loss on leases      7,854      9,133
Other                      10,312      7,097
                         --------   --------
Total liabilities        $ 30,900   $ 30,918
                         ========   ========
Net liabilities and
 accrued loss on leases
 of discontinued
 operations              $(26,584)  $ (4,937)
                         ========   ========

NOTE 3: ACQUISITIONS AND DISPOSITIONS

In March, 1992, the company sold its asphaltic concrete operation in Loxley, Alabama to Mobile Asphalt Company (MAC). During the second quarter of 1992, MAC completed the terms of the sales agreement by purchasing certain assets related to the company's asphalt operation in Mobile, Alabama. A pre-tax gain of $894,000 was recognized for these transactions.

NOTE 4: INVENTORIES

Inventories for the respective years ended December 31 are classified as follows:

(IN THOUSANDS)              1993     1992
                         -------  -------
Finished goods           $40,660  $45,225
Work in process            3,092    2,908
Materials and supplies    13,784   15,714
                         -------  -------
Net inventories          $57,536  $63,847
                         =======  =======

                                                          19  ANNUAL REPORT 1993

NOTE 5: NOTES PAYABLE

Notes payable at December 31 include the following:

(IN THOUSANDS)               1993     1992
                          -------  -------
Short-term:
Current portion of
 long-term notes          $ 4,488  $ 4,411
Current portion of
 obligations under
 capital leases                --      306
                          -------  -------
                            4,488    4,717
Long-term:
Variable rate revolving
 line of credit, due
 1995                      36,500   31,900
9.95% notes, payable
 through 1995               5,200    7,600
11.21% notes, payable
 through 2002              41,800   41,800
Variable rate note,
 payable through 1996       8,139    9,982
Other notes, payable
 through 2008               1,369    1,181
Obligations under
 capital leases                --      306
                          -------  -------
                           93,008   92,769
Deduct: Current portion
 of notes and leases        4,488    4,717
                          -------  -------
Total                     $88,520  $88,052
                          =======  =======

The following is a description of the terms and conditions of the company's major debt instruments:

The $36.5 million note payable is borrowed under a $59.0 million revolving credit/letter of credit facility with First Alabama Bank, PNC Bank, N.A., Continental Bank, N.A. and The Prudential Insurance Company of America. Interest on the revolver is equal to First Alabama Bank's base lending rate plus 1.25 percent. The credit facility is scheduled to expire on April 30, 1995.

The 9.95 percent promissory notes require quarterly interest payments and annual principal repayments of $2.4 million. The agreement provides for optional prepayments, within certain limits.

The 11.21 percent term notes require quarterly interest payments and annual principal repayments in the amount of $6.0 million beginning January, 1996.

Obligations under the revolving credit/letter of credit facility, the 11.21 percent term notes and the 9.95 percent promissory notes are secured by a pledge of the stock of Dravo Basic Materials Company and Dravo Lime Company along with their accounts receivable and finished goods inventories. Additionally, certain contract rights, patents and mortgages on the company's Maysville, Black River, Three Rivers and Longview plants (except the kiln pledged under the variable rate note) have been pledged as collateral. The agreements contain uniform restrictive covenants that require the company on a consolidated basis, and Dravo Basic Materials and Dravo Lime on a combined basis, to maintain minimum working capital levels; restrict incurrence of debt, liens and lease obligations; restrict the sale of significant assets and as to Dravo Basic Materials and Dravo Lime, limit payment of dividends or making of loans to the company. The company may not declare common stock dividends until cumulative earnings from continuing operations after September 30, 1991, excluding gains from the sale of capital assets, exceed $40.0 million or cumulative losses from discontinued operations after September 30, 1991, whichever is higher, and then only to the extent of 50 percent of such earnings. At December 31, 1993, cumulative earnings from continuing operations since September 30, 1991 exceeded cumulative discontinued operations losses during the same time period by $1.8 million. No dividends on common stock were declared nor are any contemplated.

The variable rate note is secured by a lime kiln at the company's Longview lime facility. Principal payments of $154,000 plus interest on the outstanding balance are due monthly through May, 1996. A balloon payment of $3.8 million will be due June, 1996. The note was converted to a variable rate from a fixed rate of 11.0 percent in July, 1992. Interest on the note is equal to First Alabama Bank's base lending rate plus 2.5 percent with a floor of 8.0 percent and a ceiling of 11.5 percent.

At December 31, 1993 approximately $157.4 million of Dravo Basic Materials and Dravo Lime net assets were restricted as to payment of dividends or loans to the company. Assets pledged under certain notes and leases had a book value of $146.1 million at December 31, 1993.

In February, 1993, the company entered into an interest rate swap agreement with Continental Bank, N.A. on the $41.8 million fixed rate long-term notes payable. This transaction has been accounted for as a hedge of those notes. The swap provides that Continental will pay the company interest at 11.21 percent based on a notional amount of $41.8 million. In return, the company will pay Continental the three month London Interbank Offered Rate (LIBOR) plus 6.57 percent on the same $41.8 million notional amount. The company's rate, which is adjusted on the twenty-third day of each February, May, August, and November, is currently 10.02 percent. The company can unwind the swap at anytime prior to its expiration in February, 1996. If the swap is unwound prior to the expiration date, the company would record either a gain or loss based on the bond yield on the termination date. On December 31, 1993, the company was in a gain position. Differences between the fixed rate paid to the company and the floating rate paid by the company will be accounted for as adjustments to interest expense while the swap is in force.

Amounts payable on long-term debt due in 1994 and thereafter are: 1994, $4.5 million; 1995, $4.9 million; 1996, $10.7 million; 1997 $6.2 million; 1998, $6.1 million; and after 1998, $24.1 million.

DRAVO CORPORATION  20

NOTE 6: REDEEMABLE PREFERENCE STOCK

The company has outstanding 200,000 shares of cumulative, convertible, exchangeable, Series D Preference Stock. Cumulative dividends of $3.0875 per share are payable quarterly. Each share of preference stock may be converted, at the option of the holder, into 8.0 shares of common stock. The stock is also exchangeable, at the option of the company, for 12.35 percent Senior Subordinated Convertible notes due September 21, 2001. The 12.35 percent senior subordinated notes would contain the same conversion rights, restrictions and other terms as the preference stock.

The company may redeem the stock, in whole or in part, after January 21, 1996 for $100 per share plus accrued dividends, provided that the market price of common stock as of the date of the decision to redeem the shares, as defined in the Certificate of Designations, Preferences and Rights for the Series D Preference Stock, shall be at least equal to 175 percent of the conversion price for the preference stock. Mandatory annual redemption of the lesser of 50,000 shares or the number of shares then outstanding begins September 21, 1998 at $100 per share plus accrued dividends. In the event of liquidation of the company, the holders of outstanding Series D Preference Stock shall be entitled to receive a distribution of $100 per share plus accrued dividends.

The company had outstanding 32,386 and 35,386 shares of cumulative, convertible Series B Preference Stock on December 31, 1993 and 1992, respectively. Cumulative annual dividends of $2.475 per share are payable quarterly. Each share of Series B Preference Stock may be converted at the option of the holder to 3.216 shares of common stock. In the event of the company's liquidation, the holders of the Series B Preference Stock are entitled to $55 per share plus all accumulated and unpaid dividends.

NOTE 7: COMMITMENTS

Total rental expenses for 1993, 1992 and 1991 were $34.4 million, $33.1 million and $35.8 million, respectively. The minimum rentals under noncancelable operating leases for these years were $17.5 million, $18.9 million and $21.1 million, respectively. The minimum future rentals under noncancelable operating leases and future rental receipts from subleases to third parties as of December 31, 1993 are indicated in the following table. Of the $35.6 million net minimum payments, $10.1 million has been expensed in connection with discontinued operations.

(IN THOUSANDS)
1994                     $ 16,437
1995                       14,693
1996                       13,549
1997                       12,513
1998                        4,737
After 1998                    915
                         --------
Total minimum payments
 required                  62,844
Less: Sublease rental
 receipts                 (27,194)
                         --------
Net minimum payments     $ 35,650
                         ========

At December 31, 1993 and 1992, the company had outstanding letters of credit totaling $10.0 million.

NOTE 8: CONTINGENT LIABILITIES

The company has been notified by the Federal Environmental Protection Agency
(EPA) that the EPA believes the company is a potentially responsible party (PRP) for the cleanup of soil and groundwater contamination at three subsites in Hastings, Nebraska, one of the EPA's priority sites for taking remedial action under the Comprehensive Environmental Response, Compensation and Liability
Act (CERCLA).

At one of these subsites, a municipal landfill, the company, after a limited investigation, has determined that it believes it disposed of no hazardous substances at the particular site and has so informed the EPA. On December 31, 1991, the EPA sent a formal demand to the company as well as other PRPs at this subsite demanding that they reimburse the EPA for already incurred response costs in the amount of $1.2 million, and requesting that the PRPs submit a good faith proposal to perform soil and groundwater remediation at this subsite. The company has rejected the EPA's demand and decided not to submit the offer requested by the EPA. No PRP at this subsite has agreed to pay the EPA's response costs. As a result, statutory interest is being added to the EPA's response costs. Other PRPs, including the local municipality, have agreed to perform the remedial investigation and to design soil and groundwater remediation remedies at this subsite, but no party has agreed to conduct the remediation.

At the second subsite, the company, again after a limited investigation, concluded that release of contaminants from this subsite is not sufficient to warrant the taking of remedial action. In January, 1994 the EPA sent a specific notice to the company that the EPA considered it and three other parties PRPs at this subsite. The letter invited the company and the other PRPs to make an offer to conduct a remedial investigation and feasibility study (RI/FS) of this subsite and stated that the EPA was in the process of preparing a workplan for the RI/FS.

With respect to the third subsite, the company, along with one other PRP, has been served with administrative orders directing it to undertake soil remediation and interim

                                                          21  ANNUAL REPORT 1993
groundwater remediation at that subsite. The company is currently complying with these orders while reserving its right to seek reimbursement from the United States for its costs if it is determined it is not liable for response costs or if it is required to incur costs because of arbitrary, capricious or unreasonable requirements imposed by the EPA. The issuance of the order concerning interim groundwater remediation followed many months of unresolved negotiations with the EPA, the other PRP and the company's insurers with respect to the EPA's demands that the company and the other PRP either finance or voluntarily undertake the interim groundwater remediation as well as their liability to complete the soil remediation and to pay for past response costs. The EPA has taken no legal action with respect to its demand that the company and the other PRP pay its past response costs. A third PRP has been notified by the EPA that the EPA regards it as potentially liable under Section 107(a) of CERCLA for costs the EPA has incurred or will incur in responding to the release and threat of release at this subsite. A total of five parties have been named by the EPA as PRPs at this subsite.

A contribution claim related to this subsite against two of the PRPs was dismissed by the Nebraska District Court after they entered a de minimis settlement with the EPA providing for, among other things, contribution protection in return for access to their property. The Eighth Circuit Court of Appeals recently affirmed the dismissal. The de minimis settlement agreement does provide for the loss of contribution protection if evidence is developed that these two PRPs contributed to contamination at this subsite.

The company may proceed against other parties at the subsite who have not been named by the EPA as PRPs or who have not contributed to the company's cost in complying with the EPA's administrative orders.

The company, along with other PRPs from various other subsites, has recommended that the EPA adopt area-wide institutional controls as the permanent remedy at the site. No formal response to this proposal has been received by the PRPs.

The company notified its primary and excess general liability insurance carriers of the claims by the EPA at the first and third subsites. Although one primary carrier agreed to pay for a part of the company's defense, it has not done so and has refused to pay for expenses the company has already incurred. The company's other primary carrier has declined coverage altogether. On August 10, 1992 the company filed suit in the Alabama District Court against its primary liability insurance carriers seeking a declaratory judgment that the company is entitled to a defense and indemnity under its contracts of insurance (including certain excess policies provided by one of the primary carriers). This complaint is limited to the EPA's claims at the third subsite. The suit has been amended to include as a defendant the excess liability carrier of the company's predecessor at the site. An investigation of the coverage provided by the primary carrier of the company's predecessor is also underway. An award of punitive damages is being sought against two of these carriers for their bad faith in failing to investigate the company's claim and/or denying the company's claim. The case is proceeding in accordance with a case management order issued by the District Court Magistrate assigned to handle pretrial matters. The company has notified its primary and excess general liability carrier, as well as the excess carrier of its predecessor, of the receipt of its notice of potential liability at the second subsite.

Estimated total cleanup costs, including capital outlays and future maintenance costs for soil and groundwater remediation of approximately $17 million, are based on independent engineering studies. The company has assumed that it will participate in 33 percent of the costs.

Included in the discontinued operations provision is the company's estimate of its share of the likely cost of soil and groundwater remediation at these three subsites. The company's estimated share of the costs is based on its assessment of the total cleanup costs, its potential exposure, and the viability of other named PRPs.

On May 27, 1993 the company was also notified by the EPA that the company might be liable for costs incurred by the United States in responding to a release or threatened release of hazardous substances at a non-operating research facility in Golden, Colorado. The notice, which was received without any advance indication that the EPA regarding the company as a potentially liable party, gave the company seven days to express its intent to conduct or participate in actions at the site.

The company, whose engineering and construction division dealt with the research facility on specific projects from 1968 to 1980, is one of about ninety non-governmental former clients of the research facility to receive such notices. The United States has indicated it also regards a state educational institution associated with the research facility and various federal agencies as potentially liable for the cleanup.

On June 8, 1993 the company responded to the EPA's notice of potential liability by stating that it does not believe it is a responsible party at the site. The company has also declined to participate in remedial actions at the site. In December, 1993 the company received a Waste-In list for this subsite and Notice of Planned De Minimis Settlement Offer for Eligible Parties Associated with the Subsite. On the basis of the alleged volumetric contribution of waste attributed to the company by the EPA, the company believes it will be offered a de minimis settlement at this subsite.

There are no reliable estimates of the cost of remediation at this site.

DRAVO CORPORATION  22

The company has notified its insurance carriers of its receipt of the EPA's notice of potential liability. The company's primary carriers have notified the company of their intent to investigate the company's claim, requested additional information and reserved all of their rights and defenses.

In 1990, the company filed an action now pending in Luzerne County, Pennsylvania alleging breach of contract and unjust enrichment arising out of the termination of a Turnkey Construction Contract for the Hazleton Gasification Facility Expansion. The suit named as defendants Continental Energy Associates (CEA), the project owner, Continental Cogeneration Corporation(CCC), the general partner of CEA, and Swiss Bank Corporation, the project lender. CEA and CCC filed a separate suit against the company which, as amended, seeks damages for breach of contract, negligent design and construction, negligent misrepresentation, fraud and tortious interference with the contract of surety. The two suits, along with a third separate action commenced by CEA and CCC against the company's surety, the Insurance Company of North America, have been consolidated. Documents produced by CEA and CCC during the course of discovery allege claims at an amount from approximately $10 million to approximately $35 million. However, the construction contract contains a provision limiting damages to the value of the contract (a net of approximately $10 million) which the company would seek to have specifically enforced. The company continues to vigorously assert its claims and to deny any liability.

The company filed an action in 1981 to collect on a promissory note issued by Meladuras Portuguesa, C.A. (Melaport) and its principal, Alberto Caldera (Caldera). In 1985, Melaport and Caldera filed a counterclaim for damages alleging the company breached a contract between Melaport and the company relating to engineering and procurement services rendered between 1973 and 1978 for a sugar cane processing facility. A local Venezuelan court ruled partially in favor of Melaport's counterclaim. The ruling was upheld by a Venezuelan appeals court on September 25, 1992 and by the Venezuelan Supreme Court on July 8, 1993. The court ruling does not specify damages to be paid but does identify certain categories of damages to which Caldera and Melaport are entitled: (1) the losses suffered by Melaport from the time it commenced operations in 1974 to 1978; (2) the value of certain equipment and other assets which had been pledged by Melaport to secure borrowing in connection with the project; (3) the value of approximately 540 acres of land which a corporation controlled by Caldera had mortgaged to secure the borrowings. The amount of damages in these three categories will be established by an appraisal process conducted by the trial court. Damages will be adjusted for inflation since the counterclaim was filed in 1985 and for interest at 12 percent per year.

While the opposing counsel has asserted that the damages are in excess of $35 million, the company at this time cannot predict the result of the appraisal proceedings.

The company has no assets in Venezuela and will challenge the enforcement in the United States if a judgment is finally issued by the Venezuelan courts. On November 2, 1993, the company filed suit against Melaport and Caldera in the United States District Court for the Western District of Pennsylvania, seeking an injunction and a declaratory judgment with respect to the proceedings in Venezuela. The company is requesting a determination that any judgment in the Venezuelan proceedings is not enforceable against the company and is also seeking indemnification for all costs, expenses, losses and damages incurred and which may be incurred by the company in the Venezuelan proceedings and the costs and expenses of the United States District Court action. On February 25, 1994, Melaport and Caldera filed a motion asking the Court to dismiss the suit based on the lack of personal jurisdiction over the defendants and based on the doctrines of forum non conveniens, res judicata and judicial estoppel. It also asked the Court to dismiss, as premature, the company's demand for injunctive and declaratory relief. If the ruling of the Venezuelan Courts is successfully enforced against the company in the United States, the liability would be material to the company.

If these lawsuits, claims and assertions, discussed above, are sustained against the company, material charges would be recorded in the company's financial statements. However, in some instances, it is not possible to determine the outcome of these matters or to estimate with any degree of certainty the range of potential costs which may be involved. In other instances, based upon the knowledge the company has of these lawsuits, claims and assertions, management believes the ultimate disposition of these matters will not result in material charges to earnings in excess of amounts recorded in the financial statements.

Other claims and assertions made against the company will be resolved, in the opinion of management, without material additional charges to earnings.

The company has asserted claims, both in lawsuits and in administrative proceedings for contract adjustments under various contracts, which management believes to be meritorious, but no estimate can be made at present of the timing or the amount of recovery.

NOTE 9: RETIREMENT PLANS

The company has several defined benefit plans covering substantially all employees. Benefits for the salaried plan are based on salary and years of service, while hourly plans are based on negotiated benefits and years of service. The company's funding policy is to make contributions as are necessary to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Plan assets are composed primarily of government securities and corporate debt and equities.

                                                          23  ANNUAL REPORT 1993

The status of combined employee pension benefit plans as of December 31, 1993 and 1992 is shown below:


                                                    1993                                              1992
                               ----------------------------------------------   -----------------------------------------------
                                      PLANS WHICH HAVE       PLANS WHICH HAVE          PLANS WHICH HAVE        PLANS WHICH HAVE
                               FUNDED ASSETS IN EXCESS    ACCUMULATED BENEFIT   FUNDED ASSETS IN EXCESS     ACCUMULATED BENEFIT
                                        OF ACCUMULATED  OBLIGATIONS IN EXCESS            OF ACCUMULATED   OBLIGATIONS IN EXCESS
                                   BENEFIT OBLIGATIONS       OF FUNDED ASSETS       BENEFIT OBLIGATIONS        OF FUNDED ASSETS
                               -----------------------  ---------------------   -----------------------   ---------------------
Actuarial present value of
 projected benefit
 obligation:
Vested employees                              $161,662                $22,109                  $143,692                 $19,623
Nonvested employees                                397                  2,859                        28                   2,886
                                              --------                -------                  --------                 -------
Accumulated benefit
 obligation                                    162,059                 24,968                   143,720                  22,509
Effect of projected future
 salary increases                                4,241                  1,051                     4,071                   1,398
                                              --------                -------                  --------                 -------
Total projected benefit
 obligation                                    166,300                 26,019                   147,791                  23,907
Plan assets                                    168,699                 20,360                   153,400                  19,226
                                              --------                -------                  --------                 -------
Assets in excess of (less
 than) projected
 benefit obligation                           $  2,399                $(5,659)                 $  5,609                 $(4,681)
                                              ========                =======                  ========                 =======

Prepaid (accrued) pension
 expense                                      $  9,860                $(4,801)                 $  9,037                 $(3,487)
 Unamortized net asset
 (liability) existing at date
 of adoption of SFAS No. 87                      1,375                   (897)                    2,062                    (972)
Unrecognized net gain (loss)
 from actuarial experience                      (8,836)                (4,186)                   (5,490)                 (1,956)
Adjustment to recognize
 minimum liability                                  --                  4,225                        --                   1,734
                                              --------                -------                  --------                 -------
                                              $  2,399                $(5,659)                 $  5,609                 $(4,681)
                                              ========                =======                  ========                 =======


The components of 1993, 1992 and 1991 net periodic pension (income) expense are as follows:


(IN THOUSANDS)                   YEARS ENDED DECEMBER 31,
                                  1993       1992       1991
                              --------   --------   --------
Service cost of benefits
 earned during the year       $    901   $    900   $    784
Interest cost on projected
 benefit obligation             14,431     14,101     14,352
Actual return on plan assets   (30,951)   (12,540)   (30,301)
Net amortization (deferral)     15,566     (3,028)    16,390
                              --------   --------   --------
Net pension (income)/
 expense for year             $    (53)  $   (567)  $  1,225
                              ========   ========   ========

The following assumptions were used for the valuation of the pension obligations as of December 31:

                               1993   1992   1991
                               ----   ----   ----
Discount rate                  7.5%   8.5%   8.5%
Expected long-term rate of
 return on assets              8.0%   9.0%   9.0%
Rate of increase in
 compensation levels           5.0%   6.0%   6.0%

NOTE 10: POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The company and certain subsidiaries provide health care and life insurance benefits for retired employees. Employees may become eligible for certain benefits if they meet eligibility qualifications while working for the company. Currently, the company pays all costs increases for employees who retired prior to 1985 and who have not elected to participate in a new plan in which they pay cost increases, in exchange for expanded benefits, in excess of a specified amount. For employees retiring after 1984, the company's liability is limited to a fixed contribution amount for each participant or dependent. This amount is reduced significantly when the participant becomes eligible for Medicare coverage. The company has made no commitment to adjust the amount of its contributions.

The company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS
106) effective January 1, 1993. The statement requires that an accrual be made for the expected cost of providing postretirement benefits to the employee and the employee's beneficiaries and covered dependents during the years that an employee renders employment services. The restructuring and downsizing that occurred over the past several years have left the company with a large population of retired employees compared to active employees. Because of this,

DRAVO CORPORATION  24
the expense the company recognized as a result of implementing SFAS 106 was not materially different from the previous practice of expensing postretirement benefits on a pay-as-you-go basis. The cost of postretirement benefits other than pensions was $4.9 million in 1993, $4.5 million in 1992 and $4.7 million in 1991.

No funds are segregated for future postretirement obligations. The company is amortizing its accumulated postretirement benefit obligation (APBO) over a 20 year period. The APBO was calculated using a discount rate of 7.5 percent and a health care cost trend rate of 11.5 percent in 1993, gradually declining to 6.5 percent in 1999. An increase in the health care cost trend rate of one percent would increase the APBO at December 31, 1993 by $1.4 million and the total service and interest rate components of the 1993 postretirement benefit cost by $116,000.

Postretirement benefit cost for 1993 includes the following components:

(IN THOUSANDS)
Service cost--benefits earned during the period   $   177
Interest cost on accumulated postretirement
 benefit obligation                                 2,887
Amortization of accumulated postretirement
 benefit obligation                                 1,789
                                                  -------
Postretirement benefit cost                       $ 4,853
                                                  =======

The company's postretirement benefit plans funded status reconciled with the amount included in the company's consolidated balance sheet at December 31, 1993 is as follows:

(IN THOUSANDS)
Accumulated postretirement benefit obligation:
Retirees and related beneficiaries                $34,190
Other fully eligible participants                     888
Other active participants not fully eligible        4,887
                                                  -------
Accumulated postretirement benefit obligation      39,965
Unrecognized transition obligation                (33,994)
Unrecognized loss                                  (5,136)
                                                  -------
Accrued postretirement benefit liability          $   835
                                                  =======

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" (SFAS No. 112) in November, 1992. The company must adopt SFAS No. 112 effective January 1, 1994. The Statement requires accrual of the estimated cost of benefits provided by the employer to former or inactive employees, including their beneficiaries and covered dependents, after employment but before retirement. A reliable estimate of SFAS No. 112's impact on the company's financial condition has not been determined, but management believes the effect, based on the company's current postemployment benefit programs, will not be material.

NOTE 11: STOCK OPTIONS, STOCK APPRECIATION RIGHTS AND PERFORMANCE SHARES

The following summary shows the changes in outstanding common stock options and stock appreciation rights (collectively, rights):

                       1978      1983      1988
                       PLAN      PLAN      PLAN       TOTAL
                     ------   -------   -------   ---------
Outstanding at
 December 31, 1992   55,100   198,650   912,000   1,165,750
Granted                  --    70,000    88,000     158,000
Exercised                --        --   (12,700)    (12,700)
Forfeited            (1,900)  (10,200)       --     (12,100)
                     ------   -------   -------   ---------
Outstanding at
 December 31,
1993                 53,200   258,450   987,300   1,298,950
                     ======   =======   =======   =========

Prices per share of outstanding rights at December 31, 1992 were $5.94 to $19.31; a grant was awarded during 1993 at a price of $11.13. Rights were exercised during the year at $7.94. Rights were forfeited during 1993 at prices between $11.25 and $19.31. Rights outstanding at December 31, 1993 are exercisable at prices ranging from $5.94 to $19.31 per share.

Of the stock appreciation rights and options outstanding from the 1978, 1983 and 1988 plans, 53,200, 188,450 and 836,800 shares, respectively, were exercisable at December 31, 1993. The exercise of options does not necessitate a charge or credit to income.

Under the 1978 Plan and 1988 Plan for executives and key employees, options may be granted either alone or in tandem with related stock appreciation rights, or stock appreciation rights may be granted separately. The 1983 Plan provides for the granting of options, stock appreciation rights (either separate or in tandem with a related option), and performance shares. The price of stock options and the basis of stock appreciation rights so granted is the fair market value on the date of grant. Any incremental value of stock appreciation rights and performance shares granted is recognized as expense, while a decline in the market value of the stock is recognized as a reduction in expense to the extent previously recognized. There was no change in the incremental value during the last three years.

                                                          25  ANNUAL REPORT 1993

No additional grants can be made from the 1978 or 1983 plans, both of which have expired. At December 31, 1993 and 1992, there were 0 and 88,000 shares, respectively, available for granting common stock options and/or stock appreciation rights under the 1988 plan. There were no performance shares outstanding at December 31, 1993 and 1992.

NOTE 12: SHAREHOLDERS' EQUITY

Shareholders' equity at December 31 is presented below:

                                   PREFERENCE    COMMON    OTHER  TREASURY
(IN THOUSANDS)                          STOCK     STOCK  CAPITAL    SHARES
                                   ----------   -------  -------  --------
Balance, January 1, 1991                  $42   $14,923  $65,910   $(1,969)
Common shares issued through:
  Retirement of Series B
   preference stock (9,648)                (3)       10       (7)
  Common stock options exercised
   (4,000)                                                     3        65
Recognition of minimum liability
 on pension plan                                              24
                                          ---   -------  -------   -------
Balance, December 31, 1991                $39   $14,933  $65,930   $(1,904)
Common shares issued through:
  Retirement of Series B
   preference stock (12,864)               (4)       12       (9)
  Common stock options exercised
   (4,000)                                                              64
Recognition of minimum liability
 on pension plan                                              39
                                          ---   -------  -------   -------
Balance, December 31, 1992                $35   $14,945  $65,960   $(1,840)
                                          ===   =======  =======   =======
Common shares issued through:
  Retirement of Series B
   preference stock (9,648)                (3)       10       (7)
  Common stock options exercised
   (12,700)                                          13       88
Recognition of minimum liability
 on pension plan                                          (2,781)
                                          ---   -------  -------   -------
Balance, December 31, 1993                $32   $14,968  $63,260   $(1,840)
                                          ===   =======  =======   =======

NOTE 13: INCOME TAXES

Income before taxes and provisions for income tax expense (benefit) from continuing operations at December 31 are:

(IN THOUSANDS)       1993      1992      1991
                 --------   -------   -------
Income before
 taxes           $ 10,471   $12,719   $16,118
                 --------   -------   -------
Current federal
 income taxes    $     --   $ 5,237   $ 2,885
Deferred federal
 income taxes     (24,853)   (3,664)      983
Current state
 income taxes         198       828        --
                 --------   -------   -------
Total            $(24,655)  $ 2,401   $ 3,868
                 ========   =======   =======

The provisions for income tax benefit from discontinued operations at December 31 are:

(IN THOUSANDS)       1993      1992      1991
                 --------   -------   -------
Current federal
 income taxes    $     --   $    --   $(1,781)
Deferred federal
 income taxes          --        --    (1,787)
                 --------   -------   -------
Total            $     --   $    --   $(3,568)
                 ========   =======   =======

DRAVO CORPORATION  26

The actual income tax expense attributable to earnings from continuing operations for the years ended December 31, 1993, 1992 and 1991 differed from the amounts computed by applying the U. S. federal tax rate of 34 percent to pretax earnings from continuing operations as a result of the following:

(IN THOUSANDS)                   1993     1992     1991
                             --------  -------  -------
Computed "expected"
 tax expense                 $  3,560  $ 4,325  $ 5,480
Alternative minimum tax            --       --      300
Percentage depletion           (3,374)  (2,641)  (2,015)
State income taxes, net of
 federal income
 tax benefit                      131      546       --
Other items                      (119)     171      103
Benefit of operating
 loss carryforwards           (24,853)      --       --
                             --------  -------  -------
Provision (benefit)
 for income tax              $(24,655)  $2,401  $ 3,868
                             ========  =======  =======

The significant components of the deferred income tax benefit attributable to income from continuing operations for the year ended December 31, 1993 are as follows:

(IN THOUSANDS)                                             1993
                                                       --------
Deferred tax expense (exclusive of the effects
 of other components listed below)                     $ (2,431)
Decrease in beginning-of-the-year balance of the
 valuation allowance for deferred tax assets            (22,422)
                                                       --------
Total                                                  $(24,853)
                                                       ========

For the years ended December 31, 1992 and 1991, deferred income tax (benefit) expense of ($3.7 million) and $983,000, respectively, results from timing differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of those timing differences are presented below:

(IN THOUSANDS)                          1992    1991
                                     -------   -----
Book depreciation in excess
 of tax depreciation                 $(4,783)  $(437)
Differences in book and tax basis
 for inventories                         695     (10)
Pension contribution in excess
 of book expense                         755     922
State income taxes                       177     521
Expenses allowable for taxes
 when paid                              (589)    (62)
Other                                     81      49
                                     -------   -----
Total                                $(3,664)  $ 983
                                     =======   =====

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1993 are as follows:

(IN THOUSANDS)                                   1993
                                             --------
Deferred tax assets:
Provision for discontinued operations        $  9,039
Accounts receivable, principally due to
 allowance for doubtful accounts                  439
Inventories, principally due to additional
 costs inventoried for tax purposes
 pursuant to the Tax Reform Act of 1986           214
Compensated absences, principally due to
 accrual for financial reporting purposes         758
Net operating loss carryforwards               59,313
Investment tax credit carryforwards             2,992
Other                                           2,025
                                             --------
Total gross deferred tax assets                74,780
Less valuation allowance                      (31,663)
                                             --------
Net deferred tax assets                        43,117
                                             --------
Deferred tax liabilities:
Properties and equipment, principally due
 to depreciation                               15,603
Pension accrual                                 2,647
Other                                              14
                                             --------
Total gross deferred tax liabilities           18,264
                                             --------
Net deferred tax asset                       $ 24,853
                                             ========

The net change in the total valuation allowance for the year ended December 31, 1993 was a decrease of $22.4 million.

The company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS 109) effective January 1, 1993. The statement requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. In addition, SFAS 109 requires the recognition of future tax benefits, such as net operating loss carryforwards
(NOLs), to the extent that realization of such benefits are more likely than not. There was no cumulative effect of this accounting change at the time of adoption.

                                                          27  ANNUAL REPORT 1993

The company had NOLs of approximately $174.4 million at December 31, 1993 because of losses associated with discontinued businesses. These carryforwards, which management expects will be fully utilized, expire as follows:

(IN THOUSANDS)
2002                  $18,039
2003                   76,662
2004                   39,012
2005                   17,428
2006                    7,336
2007                    2,744
2008                   13,228
                      -------

Under the provisions of SFAS 109, NOLs represent temporary differences that enter into the calculation of deferred tax assets and liabilities. At January 1, 1993, primarily as a result of the NOLs, the company was in a net deferred tax asset position under SFAS 109. The full amount of the deferred tax asset was offset by a valuation allowance due to uncertainties associated with unresolved issues related to discontinued operations.

In the fourth quarter of 1993, the company reduced its valuation allowance resulting in a net deferred tax asset of $24.9 million. Two factors contributed to the reduction in the valuation allowance. First was the resolution of long-standing litigation between the company and the City of Long Beach, California regarding a waste-to-energy plant the company built for the city and the ability to quantify, relying upon advice of legal counsel, the potential financial impact of the remaining uncertainties associated with previously discontinued operations. Second, the company was awarded a contract to supply American Electric Power's Gavin plant with 450,000 tons of lime annually for 15 years commencing in 1995. In addition, the company has pending the renewal of several existing contracts. When they are finalized, utility lime sales backlog will exceed $800 million. At that point, long-term contracts will account for more than 50 percent of the company's annual lime revenue. As a result, the company believes that revenues and income from its lime subsidiary can be reasonably projected over the life of its long-term contracts for purposes of determining whether the realization of the asset resulting from the utilization of NOLs in future years is more likely than not.

Income projections for the contract lime business were based on historical information adjusted for contract terms. Projections for the non-contract lime business were based on the last three year's results. The company projected future income for its aggregates business based on the last three year's results, a period of low profitability for Dravo Basic Materials.

In assessing the valuation allowance, estimates were made as to the potential financial impact on the company should adverse judgments be rendered in the remaining substantive uncertainties associated with discontinued operations. The significant uncertainties involve litigation related to contract claims and environmental matters and are discussed more fully in Note 8, Contingent Liabilities. Management's position in these cases is to vigorously pursue its claims and to contest the asserted claims and liability for environmental cleanup. In determining the appropriate valuation allowance, however, management has used the upper limit of the potential financial impact estimated for these matters. Claims against the company in these matters, which management believes are grossly overstated, exceed $45 million.

In addition to projecting future income, the company considered an appropriate tax planning strategy as permitted by SFAS 109. A tax planning strategy is an action that a company ordinarily might not implement but would implement, if necessary, to realize a tax benefit for an NOL before it expires. The tax planning strategy must be prudent and feasible. In early 1992, the company explored the option of retiring long-term debt by exercising a sale and leaseback of the above-ground assets at its Maysville mine and lime production facility. The terms received from a commercial bank at that time and an independent appraisal indicated the sale leaseback would create taxable income in excess of $70 million. The consideration of this tax planning strategy, supported by the company's forecast that it will generate sufficient future taxable income to realize the entire deferred tax asset prior to expiration of any NOLs without implementing the strategy, results in the assessment that the realization of a $24.9 million net deferred tax asset is more likely than not. In order to fully realize the net deferred tax asset, the company will need to generate future taxable income of approximately $73.2 million prior to the expiration of the NOLs. Historically, Dravo Basic Materials and Dravo Lime's combined cumulative taxable earnings for the past five years total $64.7 million. There can be no assurance, however, that the company will generate any earnings or any specific level of continuing earnings.

Tax benefits of $8.8 million for investment tax credits expiring in 1994 and later are also being carried forward.

The company recorded an extraordinary credit of $1.6 million for the year ended December 31, 1992, representing the recognition of income tax benefits resulting from the utilization of net operating loss carryforwards for financial reporting purposes. In 1991, a $3.6 million tax benefit from utilization of net operating loss carryforwards was netted against the provision for loss on discontinued operations.

DRAVO CORPORATION  28

NOTE 14: FAIR VALUE OF FINANCIAL INSTRUMENTS

The company has estimated the fair value of certain on- and off-balance sheet financial instruments. The estimated fair value of financial instruments with extended maturities are presented below:

                             1993                1992
                       -----------------  -----------------
                       CARRYING     FAIR  CARRYING     FAIR
(IN THOUSANDS)            VALUE    VALUE     VALUE    VALUE
                       --------  -------  --------  -------
Notes payable           $93,008  $95,659   $92,769  $93,890
Series D
  Preference Stock       20,000   23,544    20,000   22,504
Off-balance sheet
 financial
 instrument:
  Interest rate swap         --      123        --       --
                       --------  -------  --------  -------

The carrying amounts of notes receivable approximate fair value. The fair value of notes payable and the Series D preference stock is based upon the amount of future cash flows associated with each instrument discounted using the company's estimated borrowing rate for similar debt instruments of comparable maturity. The Preference Stock fair value also includes an estimated factor to value the conversion feature. The fair value of the interest rate swap is the estimated amount the company would have received if it had terminated the agreement on December 31, 1993.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 15: RESEARCH AND DEVELOPMENT

Research and development activity for the years ended December 31 is as follows:

(IN THOUSANDS)           1993      1992     1991
                       ------    ------   ------
Total research and
 development expense   $4,166    $3,833   $3,852
Billings to third
 parties                1,915     1,804    2,854
                       ------    ------   ------
Net research and
 development expense   $2,251    $2,029   $  998
                       ======    ======   ======

NOTE 16: INTERIM FINANCIAL INFORMATION

(UNAUDITED, IN MILLIONS,                    FIRST    SECOND    THIRD   FOURTH
EXCEPT EARNINGS PER SHARE)                QUARTER   QUARTER  QUARTER  QUARTER
                                          -------   -------  -------  -------
1993
Revenue                                    $ 61.8     $70.2    $76.1   $ 69.5
Gross profit                                 10.3      13.9     13.9     11.2
Earnings before taxes from continuing
 operations                                   0.4       4.0      4.5      1.6
Provision (benefit) for income taxes           --       0.3      0.2    (25.1)
Earnings from continuing operations           0.4       3.7      4.3     26.7
Discontinued operations                        --        --       --    (35.3)
Net earnings (loss)                           0.4       3.7      4.3     (8.6)
Earnings (loss) per share:
  Continuing operations                     (0.02)     0.21     0.24     1.77
  Discontinued operations                      --        --       --    (2.38)
  Net earnings (loss)                       (0.02)     0.21     0.24    (0.61)
                                            -----     -----    ------  ------
1992
Revenue                                    $ 61.5     $70.6    $73.4   $ 67.5
Gross profit                                 10.3      14.9     15.0     11.5
Earnings before taxes and extraordinary
 item                                         1.0       4.8      5.1      1.8
Provision for income taxes                    0.3       1.3      0.6      0.2
Earnings before extraordinary item            0.7       3.5      4.5      1.6
Extraordinary item                            0.2       0.9      0.1      0.4
Net earnings                                  0.9       4.4      4.6      2.0
Earnings per share:
  Continuing operations                      0.01      0.19     0.26     0.06
  Extraordinary item                         0.01      0.06     0.01     0.03
  Net earnings                               0.02      0.25     0.27     0.09
                                            -----     -----    -----    -----

                                                          29  ANNUAL REPORT 1993

MANAGEMENT'S REPORT

The consolidated financial statements and other financial information appearing in this Annual Report were prepared by the management of Dravo Corporation, which is responsible for their integrity and objectivity. These financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on informed judgments and estimates of the expected effects of events and transactions.

Dravo maintains a system of internal controls to provide reasonable assurance as to the reliability of the financial records and the protection of assets. This internal control system is supported by written policies and procedures that communicate the details of the control system, by careful selection and training of qualified personnel, and by a broad program of internal audits. In addition, the company's business ethics policy requires employees to maintain the highest level of ethical standards in the conduct of the company's business and their compliance is regularly monitored.

The company's financial statements have been audited by KPMG Peat Marwick, independent certified public accountants. As stated in their report, their audit was made in accordance with generally accepted auditing standards and included such study and evaluation of the company's system of internal accounting controls as they considered necessary to determine the nature, timing and extent of the auditing procedures required for expressing an opinion on the company's financial statements.

The Board of Directors, acting through its Audit Committee composed exclusively of outside directors, reviews and monitors the company's financial reports and accounting practices. The Board of Directors, upon the recommendation of the Audit Committee, appoints the independent certified public accountants subject to ratification by the shareholders. The Audit Committee meets periodically with management, the internal auditors and the independent auditors. These meetings include discussions of internal accounting control, results of audit work and the quality of financial reporting. Financial management as well as the internal auditors and independent auditors have full and free access to the Audit Committee.

INDEPENDENT AUDITORS' REPORT

[LOGO OF KPMG PEAT MARWICK]

The Board of Directors and Shareholders
Dravo Corporation:

We have audited the accompanying consolidated balance sheets of Dravo Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dravo Corporation and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 10 and 13 to the consolidated financial statements, effective January 1, 1993, the company adopted the methods of accounting for postretirement benefits other than pensions and for income taxes prescribed by Statements of Financial Accounting Standards Nos. 106 and 109, respectively.

As discussed in Note 8 to the consolidated financial statements, certain lawsuits, claims and assertions have been brought against the company for environmental costs and contract and claim disputes, the outcome of which presently cannot be determined.


/S/ KPMG PEAT MARWICK

KPMG Peat Marwick
New Orleans, Louisiana
February 16, 1994

DRAVO CORPORATION  30

FIVE-YEAR SUMMARY

(AMOUNTS IN MILLIONS,
 EXCEPT PER SHARE                             YEARS ENDED DECEMBER 31,
 DATA AND AVERAGE MINERAL
 RESOURCE PRICES)                1993       1992      1991       1990       1989
                             --------   --------  --------   --------     ------
Summary of operations:
Revenue                      $  277.6   $  273.0  $  295.7   $  295.9     $279.5
Gross profit                     49.3       51.7      57.7       59.3       54.1
Interest expense                  9.2       10.5      11.2        9.8        9.7
Depreciation expense             18.0       18.6      17.7       16.2       15.6
Earnings from continuing
 operations before
 provision for income taxes
 and extraordinary item          10.5       12.7      16.1       19.7       17.8
Provision (benefit) for
 income taxes                   (24.6)       2.4       3.9        3.9        3.1
Earnings from continuing
 operations before
 extraordinary item              35.1       10.3      12.2       15.8       14.7
Loss from discontinued
 operations, net of
 income taxes                   (35.3)        --     (38.5)        --         --
Extraordinary item, net of
 income taxes                      --        1.6        --        3.9        3.1
Net earnings (loss)              (0.2)      11.9     (26.3)      19.7       17.8
                             --------   --------  --------   --------     ------
Dividends declared                2.6        2.6       2.6        2.6        2.6
Capital expenditures,
 continuing operations           13.6        8.5      19.7       34.1       12.4
                             --------   --------  --------   --------     ------
Employees at year-end           1,416      1,421     1,556      1,713      1,733
                             --------   --------  --------   --------     ------
Summary of financial
 position:
Total assets                 $  272.1   $  268.5  $  271.8   $  299.8     $285.4
Working capital                  59.5       60.1      45.6       10.0       15.1
Long-term obligations and
 redeemable preference stock    108.5      108.1     109.7       74.7       81.7
Total debt and redeemable
 preference stock               113.0      112.8     114.4      128.7      111.6
Property, plant and
 equipment, net                 110.0      114.9     128.5      127.9      117.4
Shareholders' equity             89.5       95.0      85.5      114.3       97.1
                             --------   --------  --------    -------     ------

Per common share data:
Earnings from continuing
 operations                  $   2.20   $   0.52  $   0.65   $   0.90     $ 0.82
Loss from discontinued
 operations                     (2.38)        --     (2.60)        --         --
Extraordinary item                 --       0.11        --       0.26       0.20
                             --------   --------  --------   --------     ------
Net earnings (loss)             (0.18)      0.63     (1.95)      1.16       1.02
Book value                       6.15       6.27      5.63       7.57       6.41
                             --------   --------  --------   --------     ------
Shareholders at year end        3,442      3,736     3,893      4,079      4,307
                             --------   --------  --------   --------     ------

Mineral resources (in
 millions of tons):
Proven and probable
 reserves
Total reserves                1,121.2    1,142.1   1,074.7    1,102.7      957.2
Tons mined                       22.8       25.4      24.7       26.6       23.6
Average market price         $   6.01   $   5.85  $   6.31   $   6.01     $ 6.19
                             --------   --------  --------   --------     ------


                                                          31  ANNUAL REPORT 1993

BOARD OF DIRECTORS

William G. Roth
Chairman,
Dravo Corporation

Carl A. Torbert, Jr.
President and Chief Executive Officer,
Dravo Corporation

E. Eugene Bishop
Chairman of the Board,
Morrison's Restaurants, Inc.

Arthur E. Byrnes
Chairman,
Deltec Asset Management Corporation

John E. Dolan
Retired Vice Chairman,
Engineering and Construction,
American Electric Power Service Corporation

Jack Edwards
Senior Partner,
Hand, Arendall, Bedsole, Greaves & Johnston

James C. Huntington, Jr.
Retired Senior Vice President,
American Standard, Inc.

Willard L. Hurley
Retired Chairman and Chief Executive Officer,
First Alabama Bancshares, Inc.

William E. Kassling
Chairman, Chief Executive Officer and President,
Westinghouse Air Brake Company

Konrad M. Weis
Retired President and Chief Executive Officer,
Bayer USA, Inc.

Robert C. Wilburn
President and Chief Executive Officer,
The Colonial Williamsburg Foundation

PRINCIPAL EXECUTIVES

William G. Roth
Chairman

Carl A. Torbert, Jr.
President and Chief Executive Officer

Ernest F. Ladd III
Executive Vice President,
Finance and Administration

Carl A. Gilbert
Senior Vice President

H. Donovan Ross
Senior Vice President

John R. Major
Vice President, Administration

James J. Puhala
Vice President, General Counsel and Secretary

Albert H. Tenhundfeld, Jr.
Vice President, Finance and Treasurer

Larry J. Walker
Controller

DRAVO CORPORATION  32

HEADQUARTERS

3600 One Oliver Plaza
Pittsburgh, PA 15222-2682
Telephone: 412 566-3000
FAX: 412 566-3116

61 St. Joseph Street
Mobile, Alabama 36602
Telephone: 205 438-3531
FAX: 205 432-2162

Listing of Common Stock
New York Stock Exchange (DRV)

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
2 Broadway
New York, NY 10004
800-509-5586

ANNUAL MEETING

The annual Shareholders' Meeting of Dravo Corporation will be held on Thursday, April 28, 1994 at the Westin William Penn Hotel, Pittsburgh, Pennsylvania. Formal notice of the meeting and proxy material is being mailed to shareholders.

ADDITIONAL REPORTS

More detailed information on the company's business is available in its Form 10-K filed annually with the Securities and Exchange Commission. Shareholders desiring a copy of this report for the most recent fiscal year may obtain it, without charge, by contacting the Investor Relations Department at 412 566-5530.



Design
Mizrahi Design Associates

Photography
John C. Evans

Printing
Hoechstetter Printing Company Inc., Pittsburgh, PA