Form 10-K, Exhibit 13
DRAVO CORP
filed 1995-03-30
CIK 30067

FINANCIAL REVIEW

OVERVIEW

Two milestone events during 1994 will determine to a great extent Dravo Corporation's future. The first was the completion late in the year of negotiations to sell substantially all the assets of Dravo Basic Materials, the company's construction aggregates business. The aggregates operations comprised more than half of the company's assets and generated over half of its revenues. During the past few years, however, the return on investment from this business had fallen below acceptable levels. The opportunity to sell the business in excess of book value allowed the company to exit a business currently earning marginal returns while significantly strengthening the balance sheet. The result is a highly focused, conservatively financed lime company.

The second 1994 milestone directly involved the lime business: a 700,000-ton-per-year expansion of the company's Black River lime production facility neared completion. Production from this expansion will be used to meet the 450,000-ton-per-year scrubber lime requirement of American Electric Power's Gavin station, and also to supply the Henderson Municipal Power and Light Station operated by Big Rivers Electric Cooperative. The company will provide the Gavin station lime tonnage under a 15-year contract. The extension of three long-term supply commitments totaling almost 700,000 tons annually, and the increase in lime utilization expected at existing customer locations as utilities boost their levels of sulfur-dioxide removal, underpin revenues from the utility segment of Dravo's lime operations into the next decade.

The Dravo Basic Materials sales transaction was not completed until year-end; therefore, the consolidated financial results for 1994 reflect both the lime and construction aggregates operations for the entire year. Continuing operations pre-tax earnings of $5.5 million were notably lower than the $10.5 million posted in 1993, primarily because of price reductions given to secure renewal of long-term lime supply contracts, unusually high weather-related costs, and startup costs associated with the Black River expansion. Earnings from continuing operations after tax were $4.9 million, or $.16 per share.

Dravo reported a net loss for 1994 of $10.6 million, or $.88 per share. A charge for discontinued operations of $6.5 million was recorded in 1994 for expected legal fees for two ongoing lawsuits and to provide for settlement of a lawsuit brought in Venezuela for contract services provided in the mid-1970s. Also, an extraordinary charge of $7.6 million, $.51 per share, was recorded to reflect the write-off of fees associated with debt instruments that were prepaid or substantially altered as a result of the Dravo Basic Materials asset sale. A one-time charge of $1.4 million, $.09 per share, reflects the cumulative accounting effect of the adoption of Statement of Financial Accounting Standards No. 112, "Employers Accounting for Postemployment Benefits."

In 1993, earnings from continuing operations were $35.1 million, or $2.20 per share. Included in the earnings results was a $24.9 million deferred tax benefit. Loss on discontinued operations was $35.3 million, or $2.38 per share.

In 1992, earnings from continuing operations were $10.3 million, or $.52 per share. Under rules in effect in 1992 governing accounting for income taxes, an extraordinary credit of $1.6 million, or $.11 per share, resulted from the use of loss carryforwards to offset current tax expense.

RESULTS OF OPERATIONS

CONTINUING OPERATIONS

Revenue: Revenue of $278.1 million during 1994 was up slightly over 1993's level. Construction aggregates revenue was higher due to continued strong demand in the Cincinnati and West Virginia areas and a much improved market in the Southeast and Gulf Coast areas. Lime revenue of $125.7 million was down due to price concessions granted in return for multi-year extensions of long-term lime supply contracts and weather-related problems in the first quarter. The impact of these items was partially mitigated, however, by very strong demand for non-utility lime. Demand was especially strong for metallurgical lime used in making steel and aluminum.

Revenue in 1993 of $277.6 million was up $4.6 million over 1992. The increase was attributable to high demand for construction aggregates in the metropolitan Cincinnati area and West Virginia. Competition along the Mississippi River and Gulf Coast was very intense and the company was unable to increase revenues in those areas. Lime revenue was up due to strong non-utility demand and increased utility shipments.

Costs and Expenses: Gross profit of $44.0 million was down $5.3 million from last year. Dravo Lime's gross profit of $30.4 million was down $4.6 million while Dravo Basic Materials' gross profit of $13.2 million was down $644,000 from a year ago. Lime and aggregates operations located in the Ohio River Valley were negatively affected by a severe winter that caused operating difficulties during the first quarter. Price concessions on long-term lime supply contracts impacted gross profit, as did an unscheduled seven-week outage at one of the company's electric utility customer's generating stations. Production costs at the Black River operation were higher as personnel were added in preparation for expanded underground mining and startup of the two new lime kilns. Also, the write-off of equipment being

                                    13-18

replaced as part of the plant expansion and modernization project affected profit margins. The expansion and upgrades currently being completed at Black River are expected to reduce production costs significantly.

Gross profit was $2.4 million lower in 1993 than 1992. An unusual number of significant operating problems at Black River increased production costs. Operating problems occurred at the Longview facility also, although not to the same extent as Black River, and the company had to occasionally purchase lime from outside sources to fill orders.

Selling expense of $7.1 million was lower than both 1993 and 1992 levels of $7.6 million and $7.3 million, respectively. Selling expense fluctuates primarily due to amounts of research and development expense that can be billed to third parties. These research activities involve a variety of lime-related technologies, with particular emphasis on air pollution control. Depending on the project, reimbursement may be made by governmental agencies, public utilities or private groups for all or a portion of project costs.

General and administrative expenses were reduced by more than six percent from 1993 and ten percent from 1992. The reduction reflects lower staffing levels, employee and retiree medical expenses, and travel expenses, as well as lower charges related to the amortization of a non-cancelable lease obligation on a downtown Pittsburgh office building. The decrease from 1992 to 1993 was due primarily to lower amortization charges on the non-cancelable lease and lower medical expenses.

Equity in earnings of joint ventures includes the company's share in three 50-percent owned joint ventures: a shell dredging operation located off the Louisiana coast, a contract phosphate rock mining operation in Idaho and a small contract coke operation in Wyoming. Results for the shell dredging operation were significantly improved over last year due to a major highway project and a contract with a state agency to place shell in water bottoms to improve oyster habitat. The phosphate mining operation, whose profitability varies depending on mining conditions and customer requirements, had strong demand and improved results over 1993. The shell dredging joint venture was sold as part of the Dravo Basic Materials asset sale.

Other income reports the gain on the sale of property, plant and equipment. The $1.1 million gain in 1994 includes the sale of the company's airplane, $324,000, and $487,000 from the sale, after accrued expenses, of Dravo Basic Materials' assets. See Note 3, Dispositions, in the Notes to Consolidated Financial Statements for a further discussion of the Dravo Basic Materials sale transaction. In 1993, a gain was recognized on the sale of property in Baton Rouge, Louisiana and excess floating equipment, mainly barges. Other income in 1992 of $1.7 million resulted primarily from the sale of assets related to the asphalt and Calcilox businesses. A gain was also recorded when the lessee of 34 hopper barges and covers exercised an option to purchase the equipment.

The decline in interest income over the last two years reflects a lower level of funds available for investment and lower interest rates.

Interest expense of $12.4 million was $3.2 million higher than 1993. The higher expense was due to higher interest rates on a prime rate-based line of credit and fees paid to a prospective lender on the Black River financing package whose participation was terminated by the company. Interest expense was 13 percent lower in 1993 than 1992. The decrease was due to lower average debt outstanding and the positive impact of an interest rate swap agreement.

Income tax expense of $597,000 includes an accrual of $300,000 for federal alternative minimum tax from the sale of Dravo Basic Materials' assets. In 1993, a benefit for income taxes of $24.9 million was recorded under the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Management believes that, due to the large proportion of revenue generated by long-term supply contracts, income can be reasonably projected for purposes of determining whether the realization of the asset resulting from the utilization of NOLs in future years is more likely than not. The amount of the net deferred tax asset was not adjusted in 1994 due to remaining uncertainties associated with discontinued operations.

In conjunction with the sale of Dravo Basic Materials' assets, existing loan agreements were substantially altered, including a $35 million reduction in the amount available under a revolving credit facility. Also, while negotiating a $50 million financing agreement with Prudential Power Funding for the Black River expansion, the company purchased a call option that enabled it to prepay on May 17, 1995, without penalty, amounts outstanding under the financing agreement. At December 31, 1994, $19.9 million was borrowed under the agreement. Cash received from the Dravo Basic Materials asset sale equalling the outstanding principal on the Prudential Power Funding facility, interest through May 16, 1995 and an exit fee was placed in escrow. The company agreed that any additional drawings on the facility would also be escrowed. No additional drawings were made and, with Prudential Power Funding's consent, the entire amount borrowed was prepaid on February 10, 1995. The fees associated with these agreements were written off as extraordinary items.

                                    13-19

Effects of inflation: Inflation rates have been low over the past three years and as a result have not had a significant impact on the company's operations. In addition, Dravo Lime's long-term lime supply contracts provide for price increases for specific production expenses, such as labor, fuel and electricity.

DISCONTINUED OPERATIONS

The provision for discontinued operations was increased $6.6 million in 1994. The charge was taken to cover a $4.5 million settlement involving an alleged breach of contract by the company for work performed between 1973 and 1978 in Venezuela. Because of the uncertainty surrounding this matter, no amount was provided previously. Opposing counsel had alleged damages in excess of $35 million. The balance of the provision is, for the most part, estimated legal fees for two ongoing lawsuits: Continental Energy Associates and the company's assertion that it is entitled to a defense and indemnity under its contracts of insurance for environmental clean-up costs in Hastings, Nebraska. See Note 8, Contingent Liabilities, in the Notes to Consolidated Financial Statements for a further discussion of these matters.

In 1993, a $35.3 million charge was recorded. The provision was primarily to cover a settlement agreement with the City of Long Beach, Calif., which included the company giving up its claim to unpaid receivables and interest totalling $18 million. The provision also recognized an increase in the estimated environmental clean-up costs at the Hastings superfund site, write-off of a note receivable due to an unfavorable court ruling and additional legal fees.

FINANCIAL POSITION AND LIQUIDITY

The company completed negotiations on December 30, 1994 for the sale of substantially all of the assets and certain liabilities of Dravo Basic Materials to Martin Marietta Materials, Inc. (Martin Marietta) effective January 3, 1995. The balance sheet at December 31, 1994 reflects the effect of the sale transaction, in that the assets and liabilities sold have been removed and a $120.5 million receivable from Martin Marietta recorded. On January 3, 1995, cash was received for the assets.

Also on January 3, the company prepaid $65.6 million of debt, including the revolving line of credit balance of $55.8 million. On February 10, 1995 the Prudential Power Funding loan balance of $19.9 million was prepaid. Accordingly, these amounts are presented as current liabilities on the December 31, 1994 balance sheet. The company's total debt outstanding after prepaying these loans was $42.4 million and it had available $32.5 million under a revolving credit/letter of credit facility.

All known outstanding discontinued operations items have been classified as current or long-term based on the estimated timing of future cash receipts and disbursements. Despite the size of the discontinued operations liabilities, they do not pose a threat to liquidity because cash payments needed to satisfy them will be spread over several years.

The company has on hand and access to sufficient funds to meet its anticipated operating and capital needs. To minimize interest charges, cash balances are kept low through a banking arrangement that uses excess cash held in the company's accounts to reduce the amount of overnight borrowing on a revolving credit agreement

Cash received from the Dravo Basic Materials transaction, after payment of debt and expenses, is being invested in short-term interest bearing instruments.

In January, 1995 the Board of Directors approved a program whereby the company is authorized to purchase up to 250,000 shares of its common stock on the open market. The repurchased shares will be held in the treasury and will be used for general corporate purposes.

A $40 million revolving credit/letter of credit facility is provided by a consortium of lenders that includes First Alabama Bank; PNC Bank, N.A. and Bank of America Illinois (formerly Continental Bank, N.A.). Interest on the revolver is equal to First Alabama Bank's base lending rate plus 1.25 percent. The credit facility expires April 30, 1996 but the company expects it to be extended.

Obligations under the company's revolving credit facility and senior term notes are secured by a pledge of the stock of Dravo Lime Company and Dravo Basic Materials Company along with their accounts receivable and finished goods inventories. Additionally, certain contract rights, patents and mortgages on the company's Maysville, Black River and Longview plants have been pledged as collateral. The agreements contain uniform restrictive covenants that require the company on a consolidated basis, and Dravo Lime and Dravo Basic Materials on a combined basis, to maintain minimum working capital levels; restrict incurrence of debt, liens and lease obligations; restrict the sale of significant assets; and as to Dravo Lime and Dravo Basic Materials, limit payment of dividends or making of loans to the company. At December 31, 1994, approximately $155 million of Dravo Lime and Dravo Basic Materials net assets were restricted as to payment of dividends or loans to the company. These restrictions are not expected to have an adverse impact on the company's ability to meet its cash obligations.

DIVIDENDS

The company may not declare common stock dividends until cumulative earnings from continuing operations after September 30, 1991 exceed $40 million, excluding gains from the sale of capital assets and the income

                                    13-20

impact of recording a net deferred tax asset, or cumulative losses from discontinued operations after September 30, 1991, whichever is higher, and then only to the extent of 50 percent of such earnings. At December 31, 1994, cumulative losses from discontinued operations of $52.3 million exceeded cumulative earnings from continuing operations, both since September 30, 1991, by $25.7 million. Dividends on the $3.0875 cumulative, convertible, exchangeable, Series D Preference Stock were declared quarterly throughout 1994, 1993 and 1992. Quarterly dividends were also declared on the $2.475 cumulative convertible Series B Preference Stock in each of the last three years. All declared preference dividends have been paid on a timely basis.

COMMON STOCK MARKET PRICE

The principal market on which Dravo's common stock is traded is the New York Stock Exchange under the symbol, DRV. The high and low common stock sales prices for each quarterly period in 1994 and 1993 as reported for New York Stock Exchange composite transactions were:

                              1994                          1993
Quarter                 High        Low               High        Low
First                   13 3/8      10 1/4            10 1/4       8 3/4
Second                  12 1/4      10                11 3/4       8 3/4
Third                   12 5/8       9 1/2            12 3/8       9 3/8
Fourth                  12           9 3/4            12 1/2      10 1/8

OUTLOOK

Continuing operations: Dravo Corporation is now a company focused on one business, lime. Five years ago Congress passed amendments to clean air standards mandating reduced emissions from coal-fired power plants. The effective date for the first phase of these mandated emission reductions was
January 1, 1995.   In January, 1995 Dravo shipped lime to American Electric
Power's Gavin station under a 15-year supply contact. This marked the beginning of a major expansion in the company's utility lime operations directly attributable to the new federal clean air standards. Demand from the steel, paper and water purification markets has exceeded the company's non-utility lime production capacity. Additional expansions to supply this increase in demand are anticipated. In total, Dravo now has nearly 70 percent of its total production capacity committed under long-term utility and merchant contracts.

The company's research and development organization is recognized as a leading source of technical services to lime users and a major developer of lime-related environmental technologies. The company leverages this competitive advantage in seeking additional lime and lime-related businesses and also is committed to commercializing and marketing its patented technologies.

Administrative costs were significantly reduced as part of the corporate reorganization that followed the sale of Dravo Basic Materials' assets. A much smaller corporate staff is being consolidated at Dravo's Pittsburgh headquarters location to better support and complement Dravo Lime's activities. Ongoing reductions in overhead expenses are a management priority.

Discontinued operations: The company formerly operated a metal fabrication facility in Hastings, Nebraska. The federal Environmental Protection Agency
(EPA) has notified the company it believes the company is a potentially responsible party (PRP) for the clean-up of soil and groundwater contamination at four subsites in the Hastings area. The company held talks with the EPA in 1992 as to the scope of clean-up required and to determine if the EPA would be willing to accept an amount, to be paid by the company, other PRPs and the company's insurance carriers, over time, that would discharge the company from any further clean-up at the Colorado Avenue subsite. The company discontinued the discussions with the EPA when its insurance carriers refused coverage responsibility. The company has since brought legal action against its insurance carriers whom it believes had coverage responsibility for the time the company owned the Hastings facility. Two insurance carriers have approached the company concerning a settlement. The one carrier, whom the company considered having the least exposure, settled in 1994 for $500,000. The company intends to pursue a settlement of this matter which will involve a group of named PRPs and insurance carriers. See Note 2, Discontinued Operations, in the Notes to Consolidated Financial Statements for further discussion of the company's estimate of total clean-up costs and its share of those costs.

A mediation session was held in early March, 1995 between the company and Continental Energy Associates regarding disputes arising from the construction of a coal gasification facility in Hazleton, Pennsylvania. Although the session did not resolve this matter, the company is hopeful that the dialogue will continue and ultimately lead to a fair settlement acceptable to the company.

See Note 8, Contingent Liabilities, in the Notes to Consolidated Financial Statements for a further discussion of these discontinued operations matters.

Management believes the provision for losses on discontinued operations is adequate at this time. However, in establishing the provision and monitoring it, management has estimated the cost of exiting discontinued businesses and pursuing the company's rights through litigation. A ruling by the courts or a settlement of the disputes that is adverse to Dravo's position, or other unforeseen developments, could require a future additional provision for discontinued operations.

                                    13-21

                      DRAVO CORPORATION AND SUBSIDIARIES

                          Consolidated Balance Sheets


                                                             December 31,
(In thousands)                                           1994            1993

ASSETS
Current assets:
 Cash and cash equivalents                            $  2,027        $    808
 Receivable from sale of Dravo Basic
  Materials Company (Note 3)                           120,464              --
 Accounts receivable, net of allowance for
  uncollectibles of $108 and $897                       20,138          44,225
 Notes receivable (Note 15)                              2,803           3,318
 Inventories (Note 4)                                   12,638          57,536
 Other current assets                                    2,067           2,417

 Total current assets                                  160,137         108,304

Advances to and equity in joint ventures                 2,536           4,348
Notes receivable (Note 15)                               5,061           6,870
Other assets                                            21,281          17,729
Deferred income taxes (Note 13)                         24,853          24,853

Property, plant and equipment:
 Land                                                    6,127          23,673
 Mine development                                        8,376           8,148
 Building and improvements                               9,722          22,830
 Floating equipment                                         --          36,972
 Machinery and other equipment                         171,108         220,199

                                                       195,333         311,822
 Less accumulated depreciation and amortization        101,872         201,854

Net property, plant and equipment                       93,461         109,968

Total assets                                          $307,329        $272,072

See accompanying notes to consolidated financial statements.

                                    13-22

                      DRAVO CORPORATION AND SUBSIDIARIES

                          Consolidated Balance Sheets
                                                             December 31,
(In thousands)                                           1994            1993

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term notes (Notes 5 and 15)  $ 85,077        $  4,488
 Accounts payable - trade                               36,257          28,622
 Accrued insurance                                       2,265           3,049
 Accrued retirement contribution                         2,388           2,101
 Net liabilities of discontinued operations (Note 2)    13,547           4,454
 Other current liabilities                              14,264           6,136

 Total current liabilities                             153,798          48,850

Long-term notes (Notes 5 and 15)                        42,440          88,520
Other liabilities                                        5,900           3,033
Net liabilities of discontinued operations (Note 2)      8,445          22,130

Redeemable preference stock (Notes 6 and 15):
 Par value $1, issued 200,000 shares:
  cumulative, convertible, exchangeable Series D
  (entitled in liquidation to $20.0 million)            20,000          20,000

Shareholders' equity (Notes 6 and 12):
 Preference stock, par value $1, authorized
  1,878,870 shares: Series B, $2.475 cumulative,
  convertible, issued 28,386 and 32,386 shares
  (entitled in liquidation to $1.6 million and
  $1.8 million); Series D, reported above                   28             32
 Common stock, par value $1, authorized 35,000,000
  shares: issued 14,985,839 and 14,967,824 shares       14,986         14,968
 Other capital                                          63,554         63,260
 Retained earnings                                          18         13,119
 Treasury stock at cost;
  common shares 119,221                                 (1,840)        (1,840)

Total shareholders' equity                              76,746         89,539

Total liabilities and shareholders' equity            $307,329       $272,072

See accompanying notes to consolidated financial statements.


                                    13-23

                      DRAVO CORPORATION AND SUBSIDIARIES

                     Consolidated Statements of Operations
                                                      Years ended December 31,
(In thousands, except per share data)               1994        1993        1992
Revenue                                          $278,052    $277,590    $272,979
Cost of revenue                                   234,018     228,266     221,232

  Gross profit                                     44,034      49,324      51,747

Selling expenses                                    7,116       7,602       7,258
General and administrative expenses                22,497      24,058      24,914

  Earnings from operations                         14,421      17,664      19,575

Other income (expense):
 Equity in earnings (loss) of joint ventures        1,672         (18)        411
 Other income                                       1,088         692       1,683
 Interest income                                      754       1,327       1,598
 Interest expense                                 (12,408)     (9,194)    (10,548)

  Net other expense                                (8,894)     (7,193)     (6,856)

Earnings before taxes from continuing operations    5,527      10,471      12,719
Income tax expense (benefit) (Note 13)                597     (24,655)      2,401

Earnings from continuing operations                 4,930      35,126      10,318
Loss on discontinued operations (Note 2)            6,554      35,303          --

Earnings (loss) before extraordinary item
  and cumulative accounting change                 (1,624)       (177)     10,318
Extraordinary item (Notes 13 and 14)               (7,572)         --       1,573
Cumulative effect of accounting change (Note 10)   (1,361)         --          --

  Net earnings (loss)                             (10,557)       (177)     11,891
Preference dividends                                2,544       2,554       2,561

Net earnings (loss) available for common stock   $(13,101)   $ (2,731)  $   9,330

Weighted average shares outstanding                14,859      14,835      14,833

Primary earnings (loss) per share:
 Continuing operations                           $   0.16    $   2.20    $   0.52
 Discontinued operations                            (0.44)      (2.38)         --
 Extraordinary item                                 (0.51)         --        0.11
 Cumulative effect of accounting change             (0.09)         --          --

Net earnings (loss)                              $  (0.88)   $  (0.18)   $   0.63

See accompanying notes to consolidated financial statements.

                                    13-24

                         DRAVO CORPORATION AND SUBSIDIARIES

                    Consolidated Statements of Retained Earnings



                                                       Years ended December 31,
(In thousands, except per share data)                  1994      1993      1992
Retained earnings at beginning of year              $ 13,119  $ 15,850  $  6,520
Net earnings (loss)                                  (10,557)     (177)   11,891

                                                       2,562    15,673    18,411
Dividends declared:           1994     1993     1992
Series B preference stock  $ 2.475  $ 2.475  $ 2.475      74        84        91
Series D preference stock   12.350   12.350   12.350   2,470     2,470     2,470

                                                       2,544     2,554     2,561

Retained earnings at end of year                     $    18   $13,119   $15,850

See accompanying notes to consolidated financial statements.

                                    13-25

                         DRAVO CORPORATION AND SUBSIDIARIES

                        Consolidated Statements of Cash Flows

(In thousands)                                           Years ended December 31,
                                                        1994       1993       1992
Cash flows from operating activities:
Earnings from continuing operations                  $  4,930   $ 35,126   $ 10,318
Adjustments to reconcile earnings from
 continuing operations to net cash provided by
 continuing operations activities:
  Depreciation and amortization                        17,626     17,985     18,595
  Change in accounting principle                       (1,361)        --         --
  Gain on sale of assets                               (1,088)      (692)    (1,683)
  Equity in joint ventures                               (116)    (2,155)        49
  Changes in assets and liabilities, net of
   effects from DBM disposition:
   Decrease (increase) in accounts receivable            (143)    (5,410)     1,638
   Decrease (increase) in notes receivable                464      1,008       (647)
   Decrease (increase) in inventories                   3,909      6,311     (4,197)
   Decrease (increase) in other current assets           (869)       721       (400)
   Increase in other assets                            (6,302)    (2,373)      (680)
   Increase in deferred income taxes                       --    (24,853)        --
   Increase (decrease) in accounts payable
    and accrued expenses                                7,873        947     (5,322)
   Increase (decrease) in income taxes payable            329        (20)      (575)
   Increase in other liabilities                        3,178         71        329

   Total adjustments                                   23,500     (8,460)     7,107

Net cash provided by continuing
 operations activities                                 28,430     26,666     17,425

Loss from discontinued operations                      (6,554)   (35,303)        --
Decrease in net liabilities of
 discontinued operations                               (4,592)    21,647    (15,009)
Proceeds from repayment of notes receivable from
 sale of discontinued operations                        1,600      1,992      2,631

Net cash used by discontinued operations activities    (9,546)   (11,664)   (12,378)
Net cash provided (used) by extraordinary item         (7,572)        --      1,573

Net cash provided by operating activities              11,312     15,002      6,620

Cash flows from investing activities:
Proceeds from sale of assets                            2,148      1,249      5,591
Additions to property, plant and equipment            (44,757)   (13,646)    (8,454)
Other, net                                                509       (553)      (363)

Net cash used by investing activities                $(42,100)  $(12,950)  $ (3,226)

See accompanying notes to consolidated financial statements.

                                    13-26



                         DRAVO CORPORATION AND SUBSIDIARIES

                        Consolidated Statements of Cash Flows

(In thousands)                                          Years ended December 31,
                                                       1994       1993       1992
Cash flows from financing activities:
Net borrowing under revolving credit agreements   $ 19,300    $  4,600    $ 3,700
Principal payments under long-term notes             (4,736)     (4,446)     (5,702)
Principal payments under capital lease obligations      --        (306)      (142)
Proceeds from issuance of long-term notes           19,945         391        122
Proceeds from borrowing under capital lease
 obligations                                            --          --        388
Proceeds from issuance of common stock                  42         101         63
Dividends                                           (2,544)     (2,554)    (2,561)

Net cash provided (used) by financing activities    32,007      (2,214)    (4,132)

Net increase (decrease) in cash and cash equivalents 1,219        (162)      (738)
Cash and cash equivalents at beginning of year         808         970      1,708

Cash and cash equivalents at end of year          $  2,027    $    808     $  970

Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
 Interest (net of amount capitalized)             $ 12,408    $  9,195    $ 10,722
 Income tax                                           (143)        487       1,333

See accompanying notes to consolidated financial statements.

                                    13-27



                      DRAVO CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements


Note 1: Summary of Significant Accounting Policies

Description of Business: The consolidated financial statements include the accounts of Dravo Corporation and its majority-owned subsidiaries (the company). The principal subsidiaries are Dravo Lime Company, one of the nation's largest lime producers, and Dravo Basic Materials Company, Inc.
(DBM). The company completed a transaction on December 30, 1994 in which it sold substantially all the assets and certain liabilities of DBM. The assets and liabilities sold have been removed from the company's December 31, 1994 balance sheet. The December 31, 1994 statement of operations includes the results of DBM for the entire year.

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

Earnings Per Share: Primary earnings per share are based on net earnings less preference dividends declared in the year, divided by the weighted average sum of common shares outstanding during the year and common share equivalents. Shares exercisable as employee stock options and stock appreciation rights are considered common share equivalents except when their inclusion would be anti-dilutive. Primary common share equivalents are calculated based on the average common stock price for the year. Fully diluted earnings per share are based on net earnings, divided by the sum of the weighted average number of common shares outstanding during the year, weighted average number of shares resulting from the assumed conversion of issued preference shares to common shares and common share equivalents. Fully diluted common share equivalents are calculated based on the higher of the average or ending common stock price for the year. Fully diluted earnings per share are anti-dilutive in 1994, 1993 and 1992 and are not presented.

Note 2:  Discontinued Operations

In December, 1987, Dravo's Board of Directors approved a major restructuring program which concentrated the company's future direction exclusively on opportunities involving its natural resources business. An additional charge of $6.5 million was taken in 1994 for discontinued operations.

The company filed an action in 1981 to collect on a promissory note issued by Meladuras Portuguesa, C. A. (Melaport) and its principal, Alberto Caldera (Caldera). In 1985, Melaport and Caldera filed a counterclaim for damages alleging the company breached a contract between Melaport and the company relating to engineering and procurement services rendered between 1973 and 1978 for a sugar cane processing facility. A local Venezuelan court ruled partially in favor of Melaport's counterclaim. The ruling was upheld by a Venezuelan appeals court on September 25, 1992 and by the Venezuelan Supreme Court on July 8, 1993. The court ruling did not specify damages to be paid but rather identified three categories of damages to which Caldera and Melaport would be entitled. The amount of damages was to have been established by an appraisal process conducted by the trial court. Opposing counsel asserted that the damages would be in excess of $35 million. The 1994 discontinued operations provision includes $4.5 million for the settlement amount agreed to by the parties to conclude all disputes related to the Venezuelan matter.

                                    13-28

Also, an additional amount was provided for estimated legal fees anticipated to pursue various lawsuits and claims, the most significant of which are the Hastings insurance litigation and Continental Energy Associates (CEA) matters discussed in Note 8, Contingent Liabilities.

No loss provision has been made for the CEA dispute because it is not possible to determine the outcome of this matter or to estimate with any degree of probability the range of potential costs which may be involved. Claims against the company, which management believes are grossly overstated, exceed $10 million.

A $35.3 million provision for discontinued operations expenses was recorded in 1993. The provision covered the write-off of receivables and accrual of a settlement relating to a resource recover facility built in Long Beach, Calif.; updated estimates of the potential costs to clean up soil and groundwater contamination at a former operation located in Hastings, Nebraska; write-down of a receivable from a Portland, Maine utility to reflect a jury award; and estimated legal fees.


The company received cash proceeds of $1.6 million in 1994, $2.0 million in 1993 and $2.6 million in 1992 from the repayment of notes received from the previous sales of discontinued businesses.

The remaining discontinued operations' assets and liabilities for the respective years ended December 31 relate to non-cancelable leases, environmental, insurance, legal and other matters associated with exiting the engineering and construction business and are presented below:

(In thousands)                                       1994         1993
Current assets:
Accounts and retainers receivable                   $     24     $     23
Other                                                     --        3,512
    Total current assets                                  24        3,535

Accounts and retainers receivable                        444          472
Other                                                  5,121          309

  Total assets                                      $  5,589     $  4,316

Current liabilities:
Accounts and retainers payable                      $     63     $    178
Accrued loss on leases                                 2,315        2,448
Other                                                 11,193        5,363
  Total current liabilities                           13,571        7,989

Accounts and retainers payable                            --        4,745
Accrued loss on leases                                 5,632        7,854
Other                                                  8,378       10,312

  Total liabilities                                 $ 27,581     $ 30,900


Net liabilities and accrued loss
 on leases of discontinued operations               $(21,992)    $(26,584)


Note 3:  Dispositions

The company completed a transaction on December 30, 1994 in which it sold to Martin Marietta Materials, Inc. (Martin Marietta), effective January 3, 1995, substantially all the assets of its construction aggregates business. Assets sold included the assets, properties and leases of Dravo Basic Materials Company, Inc. (DBM), a wholly-owned subsidiary of the company, and Atchafalaya Mining Company, Inc. (AMC), a wholly-owned subsidiary of DBM, used in the production, marketing, distribution and sale of various aggregate products. Also sold was the capital stock of Dravo Bahama Rock Limited (DBR), a wholly-owned foreign subsidiary of DBM.

The significant terms of the transaction called for Martin Marietta to purchase substantially all of DBM's and AMC's assets at their December 31, 1994 book value plus a premium of $2.0 million. Assets excluded from the sale included cash in banks; the capital stock of two subsidiary companies, Dravo Natural Resources Company and Tideland Industries, Inc.; amounts due from affiliated companies; notes receivable and certain properties located near Cincinnati, Ohio and Lake Charles, Louisiana. The company is required to buy back accounts receivable that are unpaid at May 3, 1995.

Martin Marietta also paid the company $8.0 million in consideration of (i) a non-competition and non-disclosure agreement and (ii) distributorship agreements for crushed limestone aggregates produced at Dravo Lime's Maysville, Black River and Longview facilities.

The company, DBM and AMC retained substantially all obligations and liabilities which arose from or in connection with operations prior to the sales transaction. The sales price was reduced for liabilities assumed by Martin Marietta which included accrued vacations and wages for transferred employees, liabilities of DBR and land reclamation obligations.

Actual and estimated expenses related to the sale totaled $9.5 million and included transaction costs, benefit plan curtailment expenses, environmental clean-up costs, severance pay and various wind-down costs. A net $487,000 pre-tax gain on the transaction was recorded in other income.

The assets and liabilities sold to Martin Marietta have been removed from the company's December 31, 1994 balance sheet and a corresponding receivable from the sale of DBM of $120.5 million has been recorded. The December 31, 1994 statement of operations includes the results of DBM for the entire year.

Pro forma data is provided below for comparative purposes only and does not purport to be indicative of the

                                    13-29

results which actually would have been obtained if the disposition had been effected on the pro forma dates, or of the results which may be obtained in the future.

The following pro forma statement of operations presents the results of operations assuming the disposition had been completed as of the beginning of 1994. Adjustments have been made to exclude the results of DBM, to decrease interest expense for loans prepaid in early 1995 from the sale proceeds, and to record interest income at overnight investment rates for cash received in excess of liabilities paid.

(Unaudited, in thousands,
  except earnings per share)

                                                        December 31, 1994

                                                       Historical Pro Forma
Revenue                                                  $ 278,052  $ 125,661
Gross profit                                                44,034     30,802
Selling expenses                                             7,116      4,530
General and administrative expenses                         22,497     12,872
Other income                                                 3,514      3,041
Interest expense                                           (12,408)    (5,717)
Earnings before taxes                                        5,527     10,724
Income tax expense                                             597        489
Earnings from continuing operations                          4,930     10,235
Earnings per share, continuing operations                     0.16       0.52


Cash from the sale of DBM's assets was received on January 3, 1995 and certain debt obligations were prepaid from the proceeds. The following pro forma balance sheet is presented to show the financial condition of the company at December 31, 1994 if these transactions had occurred at the balance sheet date.

(Unaudited, in thousands)                              December 31, 1994

                                                     Historical   Pro Forma
Cash and cash equivalents                            $   2,027    $  15,502
Receivable from sale of DBM                            120,464           --
Accounts receivable, net                                20,138       20,280
Other current assets                                    17,508       17,508

  Total current assets                                 160,137       53,290

Long-term assets                                       147,192      147,192

  Total assets                                       $ 307,329    $ 200,482

Current portion of long-term notes                      85,077          112
Accounts payable - trade                                36,257       19,638
Net liabilities of discontinued operations              13,547        9,340
Other current liabilities                               18,917       18,036

    Total current liabilities                          153,798       47,126

Long-term notes                                      $  42,440    $  42,265
Net liabilities of discontinued operations               8,445        8,445
Other liabilities                                        5,900        5,900
Redeemable preference stock                             20,000       20,000
Shareholders' equity                                    76,746       76,746

  Total liabilities and shareholders' equity         $ 307,329    $ 200,482

In March, 1992, the company sold its asphaltic concrete operation in Loxley, Alabama to Mobile Asphalt Company (MAC). During the second quarter of 1992, MAC completed the terms of the sales agreement by purchasing certain assets related to the company's asphalt operation in Mobile, Alabama. A pre-tax gain of $894,000 was recognized for these transactions.

Note 4:  Inventories

Inventories for the respective years ended December 31 are classified as follows:

(In thousands)

                                                       1994        1993
Finished goods                                       $ 1,834      $40,660
Work in process                                           --        3,092
Materials and supplies                                10,804       13,784

Net inventories                                      $12,638      $57,536

Note 5:  Notes Payable

Notes payable at December 31 include the following:

(In thousands)
                                                        1994        1993
Short-term:
Current portion of long-term notes                   $ 85,077    $  4,488

Total short-term                                       85,077       4,488

Long-term:
Variable rate revolving line of credit                 55,800      36,500
Variable rate note                                      6,297       8,139
9.95% notes                                             2,800       5,200
10.13% notes                                           19,944          --
11.21% notes, payable through 2002                     41,800      41,800
Other notes, payable through 2000                         876       1,369

                                                      127,517      93,008
Deduct: Current portion of notes                       85,077       4,488

Total                                                $ 42,440    $ 88,520

The following is a description of the terms and conditions of the company's major debt instruments:

The $55.8 million note payable was borrowed under a $75.0 million revolving credit/letter of credit facility with First Alabama Bank; PNC Bank, N.A.; Bank of America Illinois (formerly Continental Bank, N.A.) and The Prudential Insurance Company of America. Interest on the revolver equals First Alabama Bank's base lending rate plus 1.25 percent. The entire amount borrowed under the revolving line of credit was repaid on January 3, 1995 from the Dravo Basic Materials asset sale proceeds. On the same date, the total amount available for revolving credit/letter of credit requirements under the facility was reduced to $40.0 million. The interest rate remained unchanged. Participating institutions in the revised revolving credit/letter of credit facility are First Alabama Bank;

                                    13-30

PNC Bank, N.A. and Bank of America Illinois. The facility expires April 30, 1996 but the company expects it to be extended.

The variable rate note and 9.95 percent promissory notes were prepaid on January 3, 1995.

The 10.13 percent construction notes provided for borrowing up to $50 million for the Black River plant expansion. An amount sufficient to retire these notes was escrowed from a portion of the Dravo Basic Materials sale proceeds. The notes were prepaid on February 10, 1995.

The 11.21 percent term notes require quarterly interest payments and annual principal repayments in the amount of $6.0 million beginning January, 1996.

Obligations under the revised revolving credit/letter of credit facility and the 11.21 percent term notes are secured by a pledge of the stock of Dravo Lime Company and Dravo Basic Materials Company along with their accounts receivable and finished goods inventories. Additionally, certain contract rights, patents and mortgages on the company's Maysville, Black River and Longview plants have been pledged as collateral. The agreements contain uniform restrictive covenants that require the company on a consolidated basis, and Dravo Lime and Dravo Basic Materials on a combined basis, to maintain minimum working capital levels; restrict incurrence of debt, liens and lease obligations; restrict the sale of significant assets and as to Dravo Lime and Dravo Basic Materials, limit payment of dividends or making of loans to the company. The company may not declare common stock dividends until cumulative earnings from continuing operations after September 30, 1991 exceed $40.0 million, excluding gains from the sale of capital assets and the income impact of recording a net deferred tax asset, or cumulative losses from discontinued operations after September 30, 1991, whichever is higher, and then only to the extent of 50 percent of such earnings. At December 31, 1994, cumulative losses from discontinued operations of $52.3 million exceeded cumulative earnings from continuing operations, both since September 30, 1991, by $25.7 million.

At December 31, 1994, approximately $155 million of Dravo Lime and Dravo Basic Materials' net assets were restricted as to payment of dividends or loans to the company. Assets pledged under certain notes and leases had a book value of $228.2 million at December 31, 1994.

In February, 1993, the company entered into an interest rate swap agreement with Continental Bank, N.A. on the $41.8 million fixed rate long-term notes payable. The transaction was accounted for as a hedge of those notes. On December 30, 1994, the company paid $1.4 million to unwind the swap agreement.

Amounts payable on long-term debt due in 1995 and thereafter are: 1995, $29.3 million; 1996, $6.2 million; 1997, $6.2 million; 1998, $6.1 million; 1999,
$6.0 million; and after 1999, $17.9 million.

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

The company had outstanding 28,386 and 32,386 shares of cumulative, convertible Series B Preference Stock on December 31, 1994 and 1993, respectively. Cumulative annual dividends of $2.475 per share are payable quarterly. Each share of Series B Preference Stock may be converted at the option of the holder to 3.216 shares of common stock. In the event of the company's liquidation, the holders of the Series B Preference Stock are entitled to $55 per share plus all accumulated and unpaid dividends.

Note 7:  Commitments

Total rental expenses for 1994, 1993 and 1992 were $35.2 million, $34.4 million and $33.1 million, respectively. The minimum rentals under non-cancelable operating leases for these years were $17.3 million, $17.5 million and $18.9 million, respectively. The minimum future rentals under non-cancelable operating leases and future rental receipts from subleases to third parties as of December 31, 1994 are indicated in the following table. Of the $15.9 million net minimum payments, $7.9 million has been expensed in connection with discontinued operations.

                                    13-31

Minimum Future Rentals and Rental Receipts

(In thousands)
1995                                                 $ 12,619
1996                                                   12,104
1997                                                   11,746
1998                                                    3,701
1999                                                       --
After 1999                                                 --

Total minimum payments required                        40,170
Less: Sublease rental receipts                        (24,279)

Net minimum payments                                 $ 15,891

At December 31, 1994 and 1993, the company had outstanding letters of credit totaling $7.5 million and $10.0 million, respectively.

Note 8: Contingent Liabilities

The company has been notified by the federal Environmental Protection Agency
(EPA) that the EPA believes the company is a potentially responsible party
(PRP) for the clean-up of soil and groundwater contamination at four subsites in Hastings, Nebraska. The Hastings site is one of the EPA's priority sites for taking remedial action under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA).

At one of these subsites, a municipal landfill, the company believes it could not have disposed of hazardous wastes at the particular subsite because the landfill was closed prior to the time the company and its predecessor initiated the operation which generated the type of hazardous substances found at this subsite. Other PRPs, including the local municipality, have agreed to perform the remedial investigation and to design soil and groundwater remedies at this subsite.

The company has also been notified by EPA that EPA considers it a PRP at another municipal landfill in Hastings. At least three other parties (including the City of Hastings) are considered by EPA to be PRPs at this second subsite. At this subsite, the company has concluded that the City of Hastings is responsible for a proper closure of the landfill and the remediation of any release of hazardous substances. In January, 1994, EPA invited the company and the other PRPs to make an offer to conduct a remedial investigation and feasibility study (RI/FS) of this subsite and stated that the EPA was in the process of preparing a work plan for the RI/FS. None of the PRPs has volunteered to undertake the RI/FS.

With respect to the third subsite, the company and two other PRPs have been served with administrative orders directing them to undertake soil remediation and interim groundwater remediation at that subsite. The company is currently complying with these orders while reserving its right to seek reimbursement from the United States for its costs if it is determined it is not liable for response costs or if it is required to incur costs because of arbitrary, capricious or unreasonable requirements imposed by the EPA.

The EPA has taken no legal action with respect to its demand that the company and the other PRPs pay its past response costs. A total of five parties have been named by the EPA as PRPs at this subsite, but two of them have been granted de minimis status. The company believes other persons should also be named as PRPs.

The fourth subsite is a former naval ammunition depot which was subsequently converted to an industrial park. The company and its predecessor owned and operated an HVAC facility in this industrial park. To date the company's investigation indicates that it did not cause the release of hazardous substances in this subsite during the time it owned and operated the facility. The United States has undertaken to conduct the remediation of this subsite.

In addition to subsite clean-up, the EPA is seeking a clean-up of area-wide contamination associated with all of the subsites in and around Hastings, Nebraska. The company, along with other Hastings PRPs, has recommended that the EPA adopt institutional controls as the area-wide remedy in Hastings. EPA has indicated some interest in this proposal but has decided to first conduct an area-wide remedial investigation before choosing a remedy.

On August 10, 1992 the company filed suit in the Alabama District Court against its primary liability insurance carriers and one of its predecessor's insurers, seeking a declaratory judgment that the company is entitled to a defense and indemnity under its contracts of insurance (including certain excess policies provided by one of the primary carriers) with regard to the third Hastings subsite. The company recently settled the claim against its predecessor's insurer, but the case against the company's insurers is still in litigation. An award of punitive damages is also being sought against the company's insurers for their bad faith in failing to investigate the company's claim and/or denying the company's claim. The company has notified its primary and excess general liability carrier, as well as the excess carrier of its predecessor, of the receipt of its notice of potential liability at the first, second and fourth subsites.

Estimated total clean-up costs, including capital outlays and future maintenance costs for soil and groundwater remediation of approximately $18 million, are based on independent engineering studies. Included in the discontinued operations provision is the company's estimate that it will participate in 33 percent of these remediation costs. The company's estimated share of the costs is based on its assessment of the total clean-up costs, its potential exposure, and the viability of other named PRPs.

                                    13-32

In 1990, the company filed an action now pending in Luzerne County, Pennsylvania alleging breach of contract and unjust enrichment arising out of the termination of a construction contract for the Hazleton Gasification Facility Expansion. The suit named as defendants Continental Energy Associates (CEA), the project owner; Continental Cogeneration Corporation
(CCC), the general partner of CEA; and Swiss Bank Corporation, the project lender. CEA and CCC filed a separate suit against the company which, as amended, seeks damages for breach of contract, negligent design and construction, negligent misrepresentation, fraud and tortious interference with the contract of surety. The two suits, along with a third action commenced by CEA and CCC against the company's surety, the Insurance Company of North America, have been consolidated. Documents produced by CEA and CCC during the course of discovery allege claims at an amount from approximately $10 million to approximately $35 million. However, the construction contract contains a provision limiting damages to the value of the contract (a net of approximately $10 million) which the company would seek to have specifically enforced. The company continues to vigorously assert its claims and to deny any liability.

In late 1994, both CEA and CCC filed for protection from creditors under Chapter 11 of the United States Bankruptcy Code. In January 1995, the Bankruptcy Court entered an order approving non-binding mediation of the dispute with the company. An initial mediation session held early in March, 1995 did not resolve the dispute.

If the lawsuit discussed above is sustained against the company, material charges would be recorded in the company's financial statements. However, based upon the knowledge the company has of the lawsuit, management believes the ultimate disposition of this matter will not result in material charges to earnings in excess of amounts recorded in the financial statements.

Other claims and assertions made against the company will be resolved, in the opinion of management, without material additional charges to earnings.

The company has asserted claims that management believes to be meritorious, but no estimate can be made at present of the timing or the amount of recovery.

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

The status of combined employee pension benefit plans as of December 31, 1994 and 1993 is shown below:


                                     1994                                1993
                      Plans which have  Plans which have  Plans which have  Plans which have
                      funded assets in    accumulated     funded assets in    accumulated
(In thousands)           excess of          benefit          excess of          benefit
                        accumulated       obligations       accumulated       obligations
                          benefit         in excess of        benefit         in excess of
                        obligations      funded assets      obligations      funded assets
Actuarial present
 value of projected
 benefit obligation:
Vested employees         $147,801          $ 21,567           $161,662        $  22,109
Non-vested employees          284             1,710                397            2,859
Accumulated benefit
 obligation               148,085            23,277            162,059           24,968
Effect of projected
 future salary
 increases                  2,130               398              4,241            1,051
Total projected
 benefit obligation       150,215            23,675            166,300           26,019
Plan assets               148,303            18,357            168,699           20,360
Assets in excess of
 (less than) projected
 benefit obligation        (1,912)           (5,318)             2,399           (5,659)
Unamortized net (asset)
 liability existing
 at transition date          (687)              367             (1,375)             897
Unrecognized net loss
 from actuarial
 experience                20,888             2,755              8,836            4,186
Adjustment to recognize
 minimum liability             --            (2,922)                --           (4,225)

Prepaid (accrued)
   pension expense       $ 18,289          $ (5,118)          $  9,860        $  (4,801)

                                    13-33

The sale of Dravo Basic Materials' assets resulted in the termination of employment for essentially all Dravo Basic Materials employees and certain executive and administrative employees of a subsidiary company. As a result, the company recognized a charge in 1994 for pension curtailment and special termination benefits expense. The components of 1994, 1993 and 1992 net periodic pension (income) expense are as follows:

(In thousands)                                          Years ended December 31,
                                                      1994       1993        1992
Service cost of benefits earned during the year    $  1,023   $    901    $    900
Interest cost on projected benefit obligation        13,981     14,431      14,101
Actual (return) loss on plan assets                  14,570    (30,951)    (12,540)
Net amortization (deferral)                         (29,521)    15,566      (3,028)
Curtailment and special termination
  benefits expense                                      921         --          --

Net pension (income) expense for year              $    974   $    (53)   $   (567)

The following assumptions were used for the valuation of the pension obligations as of December 31:

                                                     1994        1993      1992
Discount rate                                       8.55%       7.5%       8.5%
Expected long-term rate of return on assets         8.0%        8.0%       9.0%
Rate of increase in compensation levels             5.0%        5.0%       6.0%



Note 10:  Postretirement and Postemployment Benefits

The company and certain subsidiaries provide health care and life insurance benefits for retired employees. Employees may become eligible for certain benefits if they meet eligibility qualifications while working for the company. Currently, the company pays all cost increases for employees who retired prior to 1985 and who have not elected to participate in a plan in which they pay cost increases, in exchange for expanded benefits, in excess of a specified amount. For employees retiring after 1984, the company's liability is limited to a fixed contribution amount for each participant or dependent. This amount is reduced significantly when the participant becomes eligible for Medicare coverage. The company has made no commitment to adjust the amount of its contributions.

The company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) effective January 1, 1993. The statement requires that an accrual be made for the expected cost of providing postretirement benefits to the employee and the employee's beneficiaries and covered dependents during the years that an employee renders employment services. Prior to adoption of SFAS 106, the company expensed postretirement benefits on a pay-as-you-go basis. The cost of postretirement benefits other than pensions was $5.0 million in 1994, $4.9 million in 1993 and $4.5 million in 1992. Expense in 1994 includes a $471,000 curtailment loss resulting from the termination of essentially all Dravo Basic Materials employees and certain executive and administrative employees of a subsidiary company due to the Dravo Basic Materials asset sale.

No funds are segregated for future postretirement obligations. The company is amortizing its accumulated postretirement benefit obligation (APBO) over a 20 year period. The APBO was calculated using a discount rate of 8.55 percent and a health care cost trend rate of 9.5 percent in 1995, gradually declining to 6.5 percent in 2001. An increase in the health care cost trend rate of one percent would increase the APBO at December 31, 1994 by $1.1 million and the total service and interest rate components of the 1994 postretirement benefit cost by $109,000.

Postretirement benefit cost for 1994 and 1993 includes the following components:

(In thousands)

                                                            1994         1993
Service cost - benefits earned during the period        $    105     $    177
Interest cost on accumulated postretirement
  benefit obligation                                       2,659        2,887
Amortization of accumulated postretirement
  benefit obligation                                       1,789        1,789
Curtailment loss                                             471           --

Postretirement benefit cost                              $ 5,024     $  4,853

The postretirement benefit plans funded status reconciled with the amount included in the company's consolidated balance sheets at December 31 is as follows:

(In thousands)
                                                    1994            1993
Accumulated postretirement benefit obligation:
 Retirees and related beneficiaries              $ 30,248        $ 34,190
 Other fully eligible participants                  1,601             888
 Other active participants not fully eligible         747           4,887

Accumulated postretirement benefit obligation      32,596          39,965

 Unrecognized transition obligation               (30,822)        (33,994)
 Unrecognized loss                                   (134)         (5,136)

Accrued postretirement benefit liability         $  1,640        $    835

                                    13-34

The company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS
112) effective January 1, 1994. SFAS 112 requires accrual of the estimated cost of benefits provided by the employer to former or inactive employees, including their beneficiaries and covered dependents, after employment but before retirement. A charge of $1.4 million was recorded in the first quarter as a cumulative effect for a change in accounting principle to recognize the company's estimated liability for postemployment benefits covered by SFAS 112.

Note 11: Stock Options, Stock Appreciation Rights and Performance Shares

Prices per share of outstanding common stock options and stock appreciation rights (collectively, rights) at December 31, 1993 were $5.94 to $19.31. During 1994 grants were awarded at a price of $11.69, rights were exercised at $7.94 and $11.25 and rights were forfeited at $11.25. Rights outstanding at December 31, 1994 are exercisable at prices ranging from $5.94 to $19.31 per share.

Under the 1978, 1988 and 1994 Plans for executives and key employees, options may be granted either alone or in tandem with related stock appreciation rights, or stock appreciation rights may be granted separately. The 1983 Plan provides for the granting of options, stock appreciation rights (either separate or in tandem with a related option) and performance shares. The price of stock options and the basis of stock appreciation rights so granted is the fair market value on the date of grant. Rights cannot be exercised until one year after the grant date and expire ten years from date of grant. Any incremental value of stock appreciation rights and performance shares granted is recognized as expense, while a decline in the market value of the stock is recognized as a reduction in expense to the extent previously recognized. There was no change in the incremental value during the last three years. The exercise of options does not necessitate a charge or credit to income.

No additional grants can be made from the 1978 or 1983 Plans, both of which have expired. There were no performance shares outstanding at December 31, 1994 and 1993.

The following summary shows the changes in outstanding rights:

                                1978     1983      1988     1994
                                Plan     Plan      Plan     Plan       Total



Outstanding at
  December 31, 1993             53,200  258,450   987,300       --   1,298,950

Granted                             --       --        --   12,000      12,000

Exercised                           --   (6,300)   (5,000)      --     (11,300)
Forfeited                           --  (13,100)       --       --     (13,100)
Outstanding at
  December 31, 1994             53,200  239,050   982,300   12,000   1,286,550

Rights exercisable:
  December 31, 1993             53,200  188,450   836,800       --   1,078,450
  December 31, 1994             53,200  239,050   919,800       --   1,212,050

Shares available for
  future grant:
   December 31, 1993                --       --        --       --        --
   December 31, 1994                --       --        --  988,000     988,000

                                    13-35

Note 12: Shareholders' Equity

Shareholders' equity at December 31 is presented below:



                                      Preference  Common      Other      Treasury
(In thousands)                        Stock       Stock      Capital      Shares


Balance, January 1, 1992            $     39     $14,933     $65,930      $(1,904)
Common shares issued through:
 Retirement of Series B
  preference stock (12,864)               (4)         12          (9)
 Common stock options
  exercised (4,000)                                                            64
Recognition of minimum liability
 on pension plan                                                  39


Balance, December 31, 1992         $     35     $14,945     $65,960       $(1,840)

Common shares issued through:
 Retirement of Series B
  preference stock (9,648)                (3)         10          (7)
 Common stock options
  exercised (12,700)                                  13          88
Recognition of minimum liability
 on pension plan                                              (2,781)


Balance, December 31, 1993         $     32     $14,968     $63,260       $(1,840)


Common shares issued through:
 Retirement of Series B
  preference stock (12,864)              (4)         13          (9)
 Common stock options
  exercised (5,151)                                    5          37
Recognition of minimum liability
 on pension plan                                                 266


Balance, December 31, 1994          $     28     $14,986     $63,554     $(1,840)

  Note 13: Income Taxes

Income before taxes and provisions for income tax expense (benefit) from continuing operations at December 31 are:

(In thousands)                                     1994        1993        1992


Income before taxes                             $  5,527    $ 10,471    $12,719

Current federal income taxes                    $    350    $     --    $5,237
Deferred federal income taxes                         --     (24,853)   (3,664)
Current state income taxes                           247         198       828
  Total                                         $    597    $(24,655)   $2,401

The actual income tax expense attributable to earnings from continuing operations for the years ended December 31, 1994, 1993 and 1992 differed from the amounts computed by applying the U. S. federal tax rate of 34 percent to pretax earnings from continuing operations as a result of the following:

(In thousands)                                     1994        1993        1992

Computed "expected" tax expense                 $  1,879    $  3,560    $ 4,325
Alternative minimum tax                              300          --        --
Percentage depletion                              (1,880)     (3,374)    (2,641)
State income taxes, net of federal
 income tax benefit                                  163         131        546
Other items                                          135        (119)       171
Benefit of operating loss carryforwards               --     (24,853)        --

  Provision (benefit) for income tax            $    597    $(24,655)   $ 2,401

The significant components of the deferred income tax benefit attributable to income from continuing operations for the years ended December 31 are as follows:

(In thousands)                                                1994        1993
Deferred tax expense (exclusive of the effects
 of other components listed below)                          $ 1,340     $(2,431)
Decrease in balance of the valuation
  allowance for deferred tax assets                          (1,340)    (22,422)

  Total                                                     $    --     $(24,853)

For the year ended December 31, 1992, a deferred income tax benefit of $3,664 results from timing differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of those timing differences are presented below:

(In thousands)                                                1992
Book depreciation in excess of tax depreciation             $(4,783)
Differences in book and tax basis for inventories               695
Pension contribution in excess of book expense                  755
State income taxes                                              177
Expenses allowable for taxes when paid                         (589)
Other                                                            81


  Total                                                     $(3,664)

                                    13-36


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

                                                               1994        1993

Deferred tax assets:
 Provision for discontinued operations                      $  7,477    $ 9,039
 Accounts receivable, principally due
  to allowance for doubtful accounts                             296        439
 Inventories, principally due to additional
  costs inventoried for tax purposes
  pursuant to the Tax Reform Act of 1986                         215        214
 Compensated absences, principally due to
  accrual for financial reporting purposes                       745        758
 Net operating loss carryforwards                             61,713     59,313
 Investment tax credit carryforward                            2,543      2,992
 Other                                                           721      2,025

Total gross deferred tax assets                               73,710     74,780
 Less valuation allowance                                    (30,323)   (31,663)

Net deferred tax assets                                       43,387     43,117

Deferred tax liabilities:
 Properties and equipment, principally due
  to depreciation                                             13,682     15,603
 Pension accrual                                               4,682      2,647
 Other                                                           170         14

Total gross deferred tax liabilities                          18,534     18,264

Net deferred tax asset                                      $ 24,853    $24,853

The net change in the total valuation allowance for the years ended December 31, 1994 and 1993 was a decrease of $1.3 million and $22.4 million, respectively.

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

The company had NOLs of approximately $181.5 million at December 31, 1994 because of losses associated with discontinued businesses. These carryforwards, which management expects will be fully utilized, expire as follows:

(In thousands)
2002                                                 $ 18,039
2003                                                   76,662
2004                                                   39,012
2005                                                   17,428
2006                                                    7,336
2007                                                    2,744
2008                                                   13,228
2009                                                    7,061

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

In the fourth quarter of 1993, the company reduced its valuation allowance resulting in a net deferred tax asset of $24.9 million. Two factors contributed to the reduction in the valuation allowance. First was the resolution of long-standing litigation between the company and the City of Long Beach, Calif. regarding a waste-to-energy plant the company built for the city and the ability to quantify, relying upon advice of legal counsel, the potential financial impact of the remaining uncertainties associated with previously discontinued operations. Second, the company was awarded a contract to supply American Electric Power's Gavin plant with 450,000 tons of lime annually for 15 years commencing in 1995. In addition, the company had pending the renewal of existing contracts which were finalized in 1994 and raised utility lime sales backlog to $800 million. With these contracts in place, nearly 65 percent of the company's annual revenue will be generated by long-term contracts. As a result, the company believes that revenues and income from its lime subsidiary can be reasonably projected over the life of its long-term contracts for purposes of determining whether the realization of the asset resulting from the utilization of NOLs in future years is more likely than not.

Income projections for the contract lime business were based on historical information adjusted for contract terms. In 1993, the company projected future income for its aggregates business based on the previous three year's results, a period of low profitability for Dravo Basic Materials. The aggregates business assets were sold in 1994.

In assessing the valuation allowance, estimates were made as to the potential financial impact on the company should adverse judgments be rendered in the remaining substantive uncertainties associated with discontinued operations. The significant uncertainties involve the

                                    13-37

CEA litigation related to contract claims and environmental matters and are discussed more fully in Note 8, Contingent Liabilities. Management's position in these cases is to vigorously pursue its claims and to contest the asserted contract claims and liability for environmental clean-up. In determining the appropriate valuation allowance, however, management has used the upper limit
of the potential financial impact estimated for these matters.   The claims
against the company in the CEA matter, which management believes are grossly overstated, exceed $10 million.

Supported by the company's forecast that it will generate sufficient future taxable income to realize the entire deferred tax asset prior to expiration of any NOLs results in the assessment that the realization of a $24.9 million net deferred tax asset is more likely than not. In order to fully realize the net deferred tax asset, the company will need to generate future taxable income of approximately $73.2 million prior to the expiration of the NOLs.

Historically, Dravo Lime's cumulative taxable earnings for the past five years total $64.8 million. There can be no assurance, however, that the company will generate any earnings or any specific level of continuing earnings.

The amount of the net deferred tax asset was not adjusted in 1994 due to remaining uncertainties associated with the discontinued operations. Resolution of the Melaport litigation should, however, positively impact the realization of the net deferred tax asset.

Tax benefits of $7.5 million for investment tax credits expiring in 1995 and later are also being carried forward.

The company recorded an extraordinary credit of $1.6 million for the year ended December 31, 1992, representing the recognition of income tax benefits resulting from the utilization of net operating loss carryforwards for financial reporting purposes.

Note 14:  Extraordinary Item

In conjunction with the sale of Dravo Basic Materials' assets, existing loan agreements were substantially altered, including a $35 million reduction in the amount available under a revolving credit facility. Also, while negotiating a $50 million financing agreement with Prudential Power Funding for the Black River expansion, the company purchased a call option that enabled it to prepay on May 17, 1995, without penalty, amounts outstanding under the financing agreement. At December 31, 1994, $19.9 million was borrowed under the agreement. Cash received from the Dravo Basic Materials asset sale equalling the outstanding principal on the Prudential Power Funding facility, interest through May 16, 1995 and an exit fee was placed in escrow. The company agreed that any additional drawings on the facility would also be escrowed. No additional drawings were made and, with Prudential Power Funding's consent, the entire amount borrowed was prepaid on February 10, 1995. The fees associated with these agreements were written off as extraordinary items.

Note 15: Fair Value of Financial Instruments


The fair value of financial instruments without extended maturities equals their carrying values. The estimated fair value of financial instruments with extended maturities at December 31 are presented below:

(In thousands)
                                          1994                  1993
                                   Carrying     Fair     Carrying     Fair
                                    Value      Value      Value      Value
Notes payable                     $127,517   $126,220    $93,008    $95,659
Series D Preference Stock           20,000     21,347     20,000     23,544

Off-balance sheet financial
 instrument:
  Interest rate swap                   ---        ---        ---        123

The carrying amounts of notes receivable approximate fair value. The fair value of notes payable and the Series D Preference Stock is based upon the amount of future cash flows associated with each instrument discounted using the company's estimated borrowing rate for similar debt instruments of comparable maturity. The Preference Stock fair value also includes an estimated factor to value the conversion feature. The fair value of the interest rate swap at December 31, 1993 is the estimated amount the company would have received if it had terminated the agreement on that date. The swap was terminated in December, 1994. The company does not intend to enter into hedging transactions in the future.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Note 16: Research and Development

Research and development activity for the years ended December 31 is as follows:

(In thousands)                                     1994      1993      1992

Total research and development expense            $4,393    $4,166    $3,833

Billings to third parties                          2,361     1,915     1,804

Net research and development expense              $2,032    $2,251    $2,029

                                    13-38

Note 17: Interim Financial Information


(Unaudited, in millions,                       First     Second    Third    Fourth
 except earnings per share)                    Quarter   Quarter   Quarter  Quarter
1994
Revenue                                        $57.7       $72.6    $75.3    $72.5

Gross profit                                     7.6        12.6     12.7     11.1
Earnings before taxes from
  continuing operations                         (1.3)        3.8      3.7     (0.7)
Provision (benefit) for income taxes              --         0.6     (0.2)     0.2
Earnings from continuing operations             (1.3)        3.2      3.9     (0.9)
Discontinued operations                           --          --       --     (6.5)
Earnings (loss) before extraordinary
  item and cumulative accounting change         (1.3)        3.2      3.9     (7.4)
Extraordinary item                                --          --       --     (7.5)
Cumulative effect of accounting change          (1.4)         --       --       --
Net earnings (loss)                             (2.7)        3.2      3.9    (14.9)
Earnings (loss) per share:
  Continuing operations                        (0.13)       0.17     0.22    (0.10)
  Discontinued operations                         --          --       --    (0.44)
  Extraordinary item                              --          --       --    (0.51)
  Cumulative accounting change                 (0.09)         --       --       --
  Net earnings (loss)                          (0.22)       0.17     0.22    (1.05)


1993
Revenue                                        $61.8       $70.2     $76.1   $69.5
Gross profit                                    10.3        13.9      13.9    11.2

Earnings before taxes from
 continuing operations                           0.4         4.0       4.5     1.6
Provision (benefit) for income taxes              --         0.3       0.2   (25.1)
Earnings from continuing operations              0.4         3.7       4.3    26.7
Discontinued operations                           --          --        --   (35.3)
Net earnings (loss)                              0.4         3.7       4.3    (8.6)

Earnings (loss) per share:
 Continuing operations                         (0.02)       0.21      0.24    1.77
 Discontinued operations                          --           --        --  (2.38)
 Net earnings (loss)                           (0.02)       0.21      0.24   (0.61)


                                    13-39

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

The company's financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. As stated in their report, their audit was made in accordance with generally accepted auditing standards and included such study and evaluation of the company's system of internal accounting controls as they considered necessary to determine the nature, timing and extent of the auditing procedures required for expressing an opinion on the company's financial statements.

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










Independent Auditors' Report


The Board of Directors and Shareholders
Dravo Corporation:

We have audited the accompanying consolidated balance sheets of Dravo Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dravo Corporation and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 10 and 13 to the consolidated financial statements, the company adopted the method of accounting for postemployment benefits prescribed by Statement of Financial Accounting Standards No. 112 in 1994 and the methods of accounting for postretirement benefits other than pensions and income taxes prescribed by Statements of Financial Accounting Standards Nos. 106 and 109, respectively, in 1993.

As discussed in Note 8 to the consolidated financial statements, a lawsuit and certain claims and assertions have been brought against the company for contract disputes and environmental costs, the outcome of which presently cannot be determined.

KPMG Peat Marwick LLP
New Orleans, Louisiana
February 10, 1995


                                    13-40

                                                    Five-Year Summary

(Amounts in millions, except per share                                   Years ended December 31,
 data and average mineral resource prices)                 1994        1993        1992        1991       1990
Summary of operations:
Revenue                                                  $278.1      $277.6      $273.0      $295.7     $295.9
Gross profit                                               44.0        49.3        51.7        57.7       59.3
Interest expense                                           12.4         9.2        10.5        11.2        9.8
Depreciation expense                                       17.6        18.0        18.6        17.7       16.2
Earnings before taxes from continuing operations            5.5        10.5        12.7        16.1       19.7
Provision (benefit) for income taxes                        0.6       (24.6)        2.4         3.9        3.9
Earnings from continuing operations                         4.9        35.1        10.3        12.2       15.8
Loss from discontinued operations, net
 of income taxes                                           (6.5)      (35.3)         --       (38.5)        --
Extraordinary item                                         (7.5)         --         1.6          --        3.9
Cumulative accounting change                               (1.4)         --          --          --         --
Net earnings (loss)                                       (10.5)       (0.2)       11.9       (26.3)      19.7
Preferred dividends declared                                2.5         2.6         2.6         2.6        2.6
Capital expenditures                                       44.8        13.6         8.5        19.7       34.1
Employees at year-end                                       768       1,416       1,421       1,556      1,713
Summary of financial position:
Total assets                                             $307.3      $272.1      $268.5      $271.8     $299.8
Working capital                                             6.3        59.5        60.1        45.6       10.0
Long-term obligations and redeemable
 preference stock                                          62.4       108.5       108.1       109.7       74.7
Total debt and redeemable preference stock                147.5       113.0       112.8       114.4      128.7
Property, plant and equipment, net                         93.5       110.0       114.9       128.5      127.9
Shareholders' equity                                       76.7        89.5        95.0        85.5      114.3
Per common share data:
Earnings from continuing operations                    $   0.16      $ 2.20      $ 0.52      $ 0.65    $  0.90
Loss from discontinued operations                         (0.44)      (2.38)         --       (2.60)        --
Extraordinary item                                        (0.51)         --        0.11          --       0.26
Cumulative accounting change                              (0.09)         --          --          --         --
Net earnings (loss)                                       (0.88)      (0.18)       0.63       (1.95)      1.16
Book value                                                 5.06        6.15        6.27        5.63       7.57
Shareholders at year end                                  3,192       3,442       3,736       3,893      4,079
Mineral resources (in millions of tons):
Proven and probable reserves
Total reserves                                            502.1     1,121.2     1,142.1     1,074.7    1,102.7
Tons mined                                                 23.2        22.8        25.4        24.7       26.6
Average market price                                   $   5.80    $   6.01    $   5.85      $ 6.31     $ 6.01

                                    13-41



Board of Directors                        Principal Executives

Carl A. Gilbert                           Carl A. Gilbert
President and Chief Executive             President and
Officer,                                  Chief Executive Officer
Dravo Corporation

E. Eugene Bishop                          Ernest F. Ladd III
Chairman of the Board,                    Executive Vice President,
Morrison Restaurants, Inc.                Chief Financial Officer

Arthur E. Byrnes                          Marshall S. Johnson
Chairman,                                 Vice President,
Deltec Asset Management Corporation       Operations and Engineering

Jack Edwards                              John R. Major
Senior Partner,                           Vice President,
Hand, Arendall, Bedsole, Greaves          Administration
 & Johnston

James C. Huntington, Jr.                  James J. Puhala
Retired Senior Vice President,            Vice President,
American Standard, Inc.                   General Counsel and Secretary

Willard L. Hurley                         Donald H. Stowe, Jr
Retired Chairman and                      Vice President,
 Chief Executive Officer,                 Sales and Technology
First Alabama Bancshares, Inc.

William E. Kassling                       Larry J. Walker
Chairman, Chief Executive Officer         Controller
 and President,
Westinghouse Air Brake Company            Gregory H. Welch
                                          Treasurer
William G. Roth
Retired Chairman,
Dravo Corporation

Konrad M. Weis
Retired President and
 Chief Executive Officer,
Bayer USA, Inc.

Robert C. Wilburn
President and Chief Executive Officer,
The Colonial Williamsburg Foundation

                                    13-42