Form 10-K, Exhibit 13
period 1995-12-31
DRAVO CORP
filed 1996-03-28
CIK 30067

FINANCIAL REVIEW

OVERVIEW

Dravo Corporation's financial results following its first year operating as a lime company were positive. Demand was robust throughout the year in most lime markets, and spot market pricing was strong. Earnings from continuing operations increased not only compared to 1994's actual results, which included Dravo Basic Materials (DBM), the construction aggregates operation that was divested at the end of 1994, but on a pro forma basis as well. Dampening 1995 performance, however, were a series of startup problems and delays encountered in connection with the expansion of the company's Black River facility in northern Kentucky. Production levels and operational cost targets were not met during the initial startup period. However, toward the end of the year and continuing through early 1996, production rates and costs were more in line with expectations.

Progress continued in resolving discontinued operations issues.
A contract dispute with Continental Energy Associates (CEA) related to CEA's Hazleton Gasification Facility was resolved.
The company paid $2.8 million as its share of the settlement. CEA had claimed damages as high as $35 million. The settlement was within the amount provided in the previously established reserve for discontinued operations for legal fees anticipated to litigate the claim and, therefore, did not impact current earnings.

Earnings for the year were $11.0 million, or $0.57 per share. In 1994, Dravo reported a net loss of $10.6 million, or $0.88 per share. A charge to discontinued operations of $6.5 million was recorded in 1994 for legal fees and to provide for the settlement of a lawsuit brought in Venezuela for contract services provided in the mid-1970s. Also, an extraordinary charge of $7.6 million, or $0.51 per share, was recorded to reflect the write-off of fees associated with debt instruments that were prepaid or substantially altered as a result of the DBM asset sale. A one-time charge of $1.4 million, or $0.09 per share, reflects the cumulative accounting effect of the adoption of Statement of Financial Accounting Standards No. 112, "Employers Accounting for Postemployment Benefits."

In 1993, earnings from continuing operations were $35.1 million, or $2.20 per share. Included in the 1993 earnings results was a $24.9 million deferred tax benefit. Loss on discontinued operations was $35.3 million, or $2.38 per share. The net loss of $177,000 equaled $0.18 per share after payment of preferred dividends.









RESULTS OF OPERATIONS

CONTINUING OPERATIONS

Revenue: Revenue in 1995 was $146.1 million compared to $278.1 million in 1994, which included DBM for the entire year. Lime revenue in 1994 was $125.7 million. The increased lime revenue in 1995 was mainly due to first-year shipments to American Electric Power's Gavin station under a 15-year supply contract. Shipments under a new supply agreement with the Henderson Municipal Power and Light Station operated by Big Rivers Electric Cooperative and strong spot market pricing in 1995 also contributed to the revenue increase.

Revenue of $278.1 million during 1994 was up slightly over 1993's level. Lime revenue of $125.7 million was down compared to 1993 due to price concessions granted in return for multi-year extensions of long-term lime supply contracts and weather-related problems in the first quarter. The impact of these items was partially mitigated, however, by increased demand for non-utility lime in 1994. Demand was especially strong for metallurgical lime used in making steel and aluminum.

Costs and Expenses: Gross profit of $36.5 million was $7.5 million lower in 1995 than in 1994, which included DBM. Margins, however, were much improved: 25 percent in 1995 versus 16 percent last year. The improved margins reflect the dilutive effect the aggregates business had on the company's margins before the divestiture. Gross margins on lime sales were slightly higher than last year's pro forma results, but the increase was less than expected because of start-up related production costs at Black River.

Gross profit of $44.0 million in 1994 was down $5.3 million from 1993. Lime and aggregates operations located in the Ohio River Valley were negatively affected by a severe winter that caused operating difficulties during the first quarter. Price concessions on long-term lime supply contracts impacted gross profit, as did an unscheduled seven-week outage at one of the company's electric utility customer's generating stations. Production costs at the Black River operation were higher as personnel were added in preparation for expanded underground mining and start-up of the two new lime kilns. Also, the write-off of equipment being replaced as part of the plant expansion and modernization project affected profit margins.

Selling expense of $5.0 million was lower primarily due to the DBM sale. Selling expense also varies due to amounts of research and development expense that can be billed to third parties. These research activities involve a variety of lime-related technologies, with particular emphasis on air pollution control. Depending on the project, reimbursement may be made by governmental agencies, public utilities or private groups for all or a portion of project costs. Research and development costs and billings to third parties are detailed in Note 16, Research and Development, in the Notes to Consolidated Financial Statements.

General and administrative expenses were $6.3 million lower in 1995 than last year due to personnel reductions following the DBM sale and consolidation of the company's administrative functions at Dravo's Pittsburgh headquarters. On a pro forma basis, administrative expenses were higher because of differences between actual experience and the assumptions used in preparing the pro forma analysis. Expenses in 1994 were reduced by more than six percent from 1993. The reduction reflects lower staffing levels, employee and retiree medical expenses, and travel expenses, as well as lower charges related to the amortization of a non-cancelable lease obligation on a downtown Pittsburgh office building.

Equity in earnings of joint ventures includes, in 1995, the company's share in two 50-percent owned joint ventures: a contract phosphate rock mining operation in Idaho and a small contract coke operation in Wyoming. Prior to 1995, the company also had a 50-percent share in a shell dredging operation located off the Louisiana coast. Earnings from joint ventures were down $1.1 million from 1994 due to higher maintenance expense at the Idaho facility and the sale of the shell dredging operation as part of the DBM transaction. In 1994, results for the shell dredging operation were significantly improved over 1993. The phosphate mining operation's profitability varies depending on mining conditions and its single contract customer's requirements. Strong demand led to improved results in 1994 over 1993.

Other income includes the gain on the sale of property, plant and equipment. In 1995, the amount is insignificant. The $1.1 million gain in 1994 includes the sale of the company's airplane, $324,000, and $487,000 from the sale, after accrued expenses, of DBM's assets. See Note 3, Dispositions, in the Notes to Consolidated Financial Statements for a further discussion of the DBM sale transaction. In 1993, a gain was recognized on the sale of property in Baton Rouge, Louisiana, and excess floating equipment, mainly barges.

The decline in interest income from 1994 reflects the collection, early in 1995, of an interest bearing note receivable. In 1994, interest income was lower due to a lower balance on this same note receivable and the cessation of an interest accrual on another note.

Interest expense of $4.8 million in 1995 was significantly lower than 1994's expense of $12.4 million. The reduction reflects lower debt levels as the company prepaid $85.5 million of loans early in 1995 from cash received from the DBM transaction. Lower interest rates and the capitalization of interest associated with the Black River expansion also lowered expense. Interest expense in 1994 was $3.2 million higher than 1993. The higher expense was due to higher interest rates on a prime rate-based line of credit and fees paid to a prospective lender whose participation in the Black River financing package was terminated by the company. Capitalized interest on major capital projects amounted to $2.8 million and $1.4 million in 1995 and 1994, respectively. No interest was capitalized in 1993.

Income tax expense of $340,000 represents an accrual for state income taxes. Significant net operating loss carryforwards
(NOLs) exist that shelter the company's income from most federal, and some state, income taxes. In 1994, income tax expense of $597,000 included an accrual of $300,000 for federal alternative minimum tax arising from the sale of DBM assets. In 1993, a benefit for income taxes of $24.9 million was recorded under the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Management believes that, due to the large proportion of revenue generated by long-term supply contracts, income can be reasonably projected for purposes of determining whether the realization of the asset resulting from the utilization of NOLs in future years is more likely than not. The amount of the net deferred tax asset reflects that portion of the gross deferred tax asset that management believes, based on current projections and estimates, is more likely than not to be realized. After the recognition of all NOLs have been reflected in the consolidated financial statements, the company's tax rate will return to a more normal, higher effective rate

In conjunction with the sale of DBM's assets, existing loan agreements were substantially altered, including a $35 million reduction in the amount available under a revolving credit facility. Also, while negotiating a $50 million financing agreement with Prudential Power Funding for the Black River expansion, the company purchased a call option that enabled it to prepay on May 17, 1995, without penalty, amounts outstanding under the financing agreement. With Prudential Power Funding's consent, the entire amount borrowed was prepaid. The fees associated with these agreements were written off as extraordinary items in 1994.

Effects of inflation: Inflation rates have been low over the past three years and as a result have not had a significant effect on the company's operations. In addition, Dravo Lime's long-term lime supply contracts provide for price increases for specific production expenses, such as labor, fuel and electricity.


DISCONTINUED OPERATIONS

A contract dispute with Continental Energy Associates (CEA) was resolved in 1995. The company's share of the settlement, $2.8 million, did not necessitate an additional provision for discontinued operations. In 1994, a previously established provision for discontinued operations was increased $6.6 million. The additional charge was taken to cover a $4.5 million settlement involving an alleged breach of contract by the company for work performed between 1973 and 1978 in Venezuela. The balance of the provision was, for the most part, estimated legal fees for the CEA dispute and an insurance claim. As noted, the CEA dispute was subsequently settled. The second matter involves the company's assertion that it is entitled to a defense and indemnity under its contracts of insurance for environmental clean-up costs in Hastings, Nebraska. See Note 8, Contingent Liabilities, in the Notes to Consolidated Financial Statements for a further discussion of the Hastings matter.

In 1993, a $35.3 million charge was recorded. The provision was primarily to cover a settlement agreement with the City of Long Beach, California, which included the company giving up its claim to unpaid receivables and interest totaling $18 million. The provision also recognized an increase in the estimated environmental clean-up costs at the Hastings superfund site, write-off of a note receivable due to an unfavorable court ruling and additional legal fees.


FINANCIAL POSITION AND LIQUIDITY

Significant changes on the company's balance sheet from December 31, 1994 to year-end 1995 resulted principally from the collection of a $120.5 million receivable from Martin Marietta Materials, Inc. (Martin Marietta) relating to the sale of DBM. The company completed negotiations on December 30, 1994 for the sale of substantially all the assets and certain liabilities of DBM to Martin Marietta effective January 3, 1995. The balance sheet at December 31, 1994, reflected the effect of the sale transaction, in that the assets and liabilities sold were removed and a $120.5 million receivable from Martin Marietta recorded.
In early 1995, the receivable was satisfied with cash, a portion of which was used to prepay $85.5 million of debt. The substantial reduction in accounts payable resulted from the satisfaction of DBM payables outstanding at December 31, 1994.

Long-term debt increased $21.8 million from year-end 1994 due to $27.9 million borrowed under a revolving credit facility, partially offset by $6.1 million reclassified from long-term debt to a current obligation. The increase in the outstanding debt under the revolving credit facility is due primarily to funding the Black River expansion project.

The company has sufficient funds and borrowing capacity to meet its anticipated operating and capital needs. To minimize interest charges, cash balances are kept low through a banking arrangement that uses excess cash held in the company's accounts to reduce the amount of overnight borrowing on the revolving credit agreement.

Effective October 1, 1995, a revolving credit/letter of credit facility provided by a consortium of lenders that includes First Alabama Bank; PNC Bank, N.A.; and Bank of America Illinois was increased to $65 million. Interest on the revolver equals either the base lending rate of Regions Financial Corporation, First Alabama Bank's parent, or, at the option of the company, the Eurodollar interest rate plus two percent. The facility expires July 31, 1997, but includes renewal provisions.

The company intends to use a portion of the line of credit to finance construction of a new kiln and related material-handling equipment at its Maysville facility. On July 31, 1997, up to $17 million borrowed under the facility may be converted to a five-year term loan. Also on July 31, 1997, the amount available under the revolver will be reduced from $65 million to $45 million.

Obligations under the revolving credit/letter of credit facility and senior term notes are secured by a pledge of the stock of Dravo Lime Company and Dravo Basic Materials Company along with Dravo Lime Company's accounts receivable and finished goods inventories. Additionally, certain contract rights, patents and mortgages on the company's Maysville, Black River and Longview plants have been pledged as collateral. The agreements contain uniform restrictive covenants that require the company to maintain minimum net worth levels and fixed charge ratios on a consolidated basis; restrict incurrence of debt, liens and lease obligations; restrict the sale of significant assets; and limit payment of dividends. These restrictions are not expected to have an adverse impact on the company's ability to meet its obligations.

All known outstanding discontinued operations items have been classified as current or long-term based on the estimated timing of future cash receipts and disbursements. The discontinued operations liabilities do not have a material adverse impact on liquidity because cash payments needed to satisfy them are spread over several years.

In January, 1995, the Board of Directors approved a program whereby the company was authorized to purchase up to 250,000 shares of its common stock on the open market. During the year, over 228,000 shares were repurchased. The shares are being held in the treasury and will be used for general corporate purposes.


DIVIDENDS

The company's loan agreement contains a covenant that limits common stock dividend payments. A common stock dividend may not be declared if that dividend plus all other common dividends paid after September 30, 1995, exceeds 25 percent of cumulative earnings from continuing operations after September 30, 1995. Cumulative earnings exclude gains from the sale of capital assets, extraordinary gains and unremitted earnings of joint ventures. At December 31, 1995, cumulative earnings since September 30, 1995, from which dividends could be declared totaled $2.8 million. No dividends on common stock were declared. Dividends on the $3.0875 cumulative, convertible, exchangeable, Series D Preference Stock and the $2.475 cumulative convertible Series B Preference Stock were declared quarterly throughout each of the last three years. All declared preference dividends have been paid on a timely basis.


COMMON STOCK MARKET PRICE

The principal market on which Dravo's common stock is traded is the New York Stock Exchange under the symbol, DRV. The high and low common stock sales prices for each quarterly period in 1995 and 1994 as reported for New York Stock Exchange composite transactions were:

                         1995                     1994
Quarter             High      Low            High      Low

First               11 3/4    10             13 3/8    10 1/4
Second              14 3/4    10 1/4         12 1/4    10
Third               14 3/4    12 1/2         12 5/8     9 1/2
Fourth              13 5/8    11 1/2         12         9 3/4

OUTLOOK

Continuing operations: Dravo Corporation successfully completed its first year operating as a lime business. With over two-thirds of production capacity committed under long-term utility and merchant lime contracts, and the balance expected to be sold into strong spot markets, the company foresees building on the progress made in 1995.

A major expansion at Black River, despite delays and start-up problems, is now performing at the level envisioned in the project design. The next major capital project, the installation of a new kiln and related material-handling equipment at the company's Maysville, Kentucky, facility, is scheduled for completion in early 1997. The project will cost approximately $20 million and will add 350,000 tons of annual capacity. A smaller, but important project, will be the refurbishing of an older-existing kiln at Black River. The project will increase production of the kiln while significantly reducing its production costs.

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) in October, 1995. Financial statements presented for fiscal 1996 will measure the fair value of stock-based compensation awarded to employees in 1995 and thereafter. SFAS 123 allows companies a choice between continuing to account for stock-based awards using the intrinsic value, as prescribed by Accounting Principles Board Opinion No. 25 (APB 25), or the fair value. If the company chooses to continue following APB 25, the pro forma effect the fair value methodology would have had on net income and earnings per share will be disclosed. The company has not yet determined the magnitude of the difference between the intrinsic value and fair value approaches nor the method it will choose to account for stock-based compensation.

The FASB also issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). SFAS is effective for fiscal years beginning after December 31, 1995. The effect of adopting SFAS 121 will be immaterial to the company.

Discontinued operations: The company formerly operated a metal fabrication facility in Hastings, Nebraska. The federal Environmental Protection Agency (EPA) has notified the company it believes the company is a potentially responsible party (PRP) for the clean-up of soil and groundwater contamination at four sub-sites in the Hastings area. See Note 8, Contingent Liabilities, in the Notes to Consolidated Financial Statements for further discussion of the company's estimate of total clean-up costs and its share of those costs.

Management believes the provision for losses on discontinued operations is adequate at this time. However, in establishing the provision and monitoring it, the costs of exiting discontinued businesses and pursuing the company's rights through litigation were estimated. A ruling by the courts or a settlement of the disputes that is adverse to Dravo's position, or other unforeseen developments, could require a future additional provision for discontinued operations.

               DRAVO CORPORATION AND SUBSIDIARIES

                   Consolidated Balance Sheets

                                               December 31,
                                              1995      1994
(In thousands)

ASSETS
Current assets:
 Cash and cash equivalents                $  1,086  $  2,027
 Receivable from sale of Dravo Basic
  Materials Company (Note 3)                    --   120,464
 Accounts receivable, net of allowance for
  uncollectibles of $934 and $108           24,251    20,138
 Notes receivable (Note 15)                  1,296     2,803
 Inventories (Note 4)                       14,194    12,638
 Net assets of discontinued
  operations (Note 2)                          923        --
 Other current assets                        1,322     2,067

Total current assets                        43,072   160,137

Advances to and equity in joint ventures     2,466     2,536
Notes receivable (Note 15)                   3,497     5,061
Other assets                                23,205    21,281
Deferred income taxes (Note 13)             24,853    24,853

Property, plant and equipment:
  Land                                       6,164     6,127
  Mine development                           9,218     8,376
  Building and improvements                 11,562     9,722
  Machinery and other equipment            198,891   171,108

                                           225,835   195,333

  Less accumulated depreciation
   and amortization                        109,667   101,872

Net property, plant and equipment          116,168    93,461

Total assets                              $213,261  $307,329

See accompanying notes to consolidated financial statements.

               DRAVO CORPORATION AND SUBSIDIARIES

                   Consolidated Balance Sheets

                                               December 31,

                                              1995      1994
(In thousands,
  except share amounts)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current  portion of long-term
   notes (Notes 5  and  15)              $   6,099  $ 85,077
 Accounts payable - trade                   17,969    36,257
 Accrued insurance                           1,639     2,265
 Accrued retirement contribution             2,423     2,388
  Net  liabilities of discontinued
   operations  (Note  2)                        --    13,547
 Other current liabilities                   5,177    14,264

 Total current liabilities                  33,307   153,798

Long-term notes (Notes 5 and 15)            64,292    42,440
 Other liabilities                           6,290     5,900
Net  liabilities  of discontinued
 operations  (Note  2)                       9,517     8,445

Redeemable preference stock (Notes 6 and 15):
 Par value $1, issued 200,000 shares:
  cumulative, convertible, exchangeable
   Series D (entitled in liquidation
   to $20.0 million)                        20,000    20,000

Shareholders' equity (Notes 6 and 12):
Preference stock, par value $1, authorized
  1,878,870 shares: Series B, $2.475
  cumulative, convertible, issued 25,386
  and 28,386 shares (entitled in liquidation
  to $1.4 million and $1.6 million);
  Series D, reported above                      25        28
Common stock, par value $1, authorized
  35,000,000  shares: issued 15,055,237
  and 14,985,839 shares                     15,055    14,986
Other capital                               60,818    63,554
Retained earnings                            8,464        18
 Treasury stock at cost;
  347,691 and 119,221 common shares         (4,507)   (1,840)

Total shareholders' equity                  79,855    76,746

Total liabilities and shareholders'
 equity                                   $213,261  $307,329



See accompanying notes to consolidated financial statements.

               DRAVO CORPORATION AND SUBSIDIARIES

              Consolidated Statements of Operations

                                           Years ended December 31,
(In thousands, except per share data)    1995      1994      1993
Revenue                              $146,067  $278,052  $277,590
Cost of revenue                       109,541   234,018   228,266

  Gross profit                         36,526    44,034    49,324

Selling expenses                        5,009     7,116     7,602
General and administrative expenses    16,228    22,497    24,058

  Earnings from operations             15,289    14,421    17,664

Other income (expense):
  Equity  in  earnings (loss)
   of joint ventures                      572     1,672       (18)
 Other income                             182     1,088       692
 Interest income                           85       754     1,327
 Interest expense                      (4,807)  (12,408)   (9,194)

  Net other expense                    (3,968)   (8,894)   (7,193)

Earnings  before  taxes  from
 continuing operations                 11,321     5,527    10,471
Income tax expense (benefit) (Note 13)    340       597   (24,655)

Earnings from continuing operations    10,981     4,930    35,126
Loss on discontinued operations (Note 2)   --     6,554    35,303

Earnings (loss) before extraordinary item
  and cumulative accounting change     10,981    (1,624)     (177)
Extraordinary item (Note 14)               --    (7,572)       --
Cumulative  effect  of accounting
 change (Note  10)                         --    (1,361)       --

  Net earnings (loss)                  10,981   (10,557)     (177)
Preference dividends                    2,535     2,544     2,554

Net  earnings  (loss) available
 for common stock                   $   8,446  $(13,101) $ (2,731)

Weighted average shares outstanding    14,875    14,859    14,835

Primary earnings (loss) per share:
  Continuing operations              $   0.57  $   0.16  $   2.20
  Discontinued operations                  --     (0.44)    (2.38)
  Extraordinary item                       --     (0.51)       --
  Cumulative effect of accounting change   --     (0.09)       --

Net earnings (loss)                  $   0.57  $  (0.88) $  (0.18)

See accompanying notes to consolidated financial statements.

               DRAVO CORPORATION AND SUBSIDIARIES

          Consolidated Statements of Retained Earnings

                                           Years ended December 31,
(In thousands, except per share data)     1995     1994      1993

Retained earnings at beginning of year $    18 $ 13,119  $ 15,850
Net earnings (loss)                     10,981  (10,557)     (177)

                                        10,999    2,562    15,673

Dividends declared:    1995  1994   1993

Series B preference
 stock $ 2.475 $ 2.475 $  2.475             65         74      84
Series D preference
 stock 12.350 12.350 12.350              2,470      2,470   2,470

                                         2,535      2,544   2,554

Retained earnings at end of year       $ 8,464  $      18 $13,119

See accompanying notes to consolidated financial statements.

               DRAVO CORPORATION AND SUBSIDIARIES

              Consolidated Statements of Cash Flows

                                                   Years  ended December 31,
(In thousands)                                      1995      1994      1993

Cash flows from operating activities:
Earnings from continuing operations              $ 10,981  $  4,930  $ 35,126
Adjustments to reconcile earnings from
 continuing operations to net cash provided
 (used) by continuing operations activities:
  Depreciation and amortization                     9,536    17,626    17,985
  Change in accounting principle                       --    (1,361)       --
  Gain on sale of assets                             (182)   (1,088)     (692)
  Equity in joint ventures                             70      (116)   (2,155)
  Changes in assets and liabilities, net of
      effects from DBM disposition:
   Increase in accounts receivable                 (4,113)     (143)   (5,410)
   Decrease in notes receivable                       568       464     1,008
   Decrease (increase) in inventories              (1,556)    3,909     6,311
   Decrease (increase) in other current assets        745      (869)      721
   Increase in other assets                        (5,150)   (6,302)   (2,373)
   Increase in deferred income taxes                   --        --   (24,853)
   Increase (decrease) in accounts payable
    and accrued expenses                          (27,142)    7,873       947
   Increase (decrease) in income taxes payable       (144)      329       (20)
   Increase in other liabilities                      390     3,178        71

   Total adjustments                              (26,978)   23,500    (8,460)

Net cash provided (used) by continuing
 operations activities                            (15,997)   28,430    26,666

Loss from discontinued operations                      --    (6,554)  (35,303)
Increase (decrease) in net liabilities of
 discontinued operations                          (13,099)   (4,592)   21,647
Proceeds from repayment of notes receivable
 from sale of discontinued operations               2,200     1,600     1,992

Net cash used by discontinued
 operations activities                            (10,899)   (9,546)  (11,664)
Net cash used by extraordinary item                    --    (7,572)       --

Net cash provided (used) by
 operating activities                           $(26,896)   $11,312  $ 15,002


See accompanying notes to consolidated financial statements

               DRAVO CORPORATION AND SUBSIDIARIES

              Consolidated Statements of Cash Flows

                                                   Years  ended December 31,
(In thousands)                                      1995      1994      1993

Cash flows from investing activities:
Proceeds from sale of assets                     $120,867  $  2,148  $  1,249
Additions to property, plant and equipment        (33,144)  (44,757)  (13,646)
Other, net                                              3       509      (553)

Net cash provided (used) by
 investing activities                              87,726   (42,100)  (12,950)

Cash flows from financing activities:
Net borrowing under revolving
 credit agreements                                 27,948    19,300     4,600
Principal payments under long-term notes          (85,259)   (4,736)   (4,446)
Principal payments under capital
 lease obligations                                     --        --      (306)
Proceeds from issuance of long-term notes             185    19,945       391
Proceeds from issuance of common stock                557        42       101
Purchase of treasury stock                         (2,667)       --        --
Dividends                                          (2,535)   (2,544)   (2,554)

Net cash provided (used) by
 financing activities                             (61,771)   32,007    (2,214)

Net increase (decrease) in cash
 and cash equivalents                                (941)    1,219      (162)
Cash and cash equivalents at beginning of year      2,027       808       970

Cash and cash equivalents at end of year         $  1,086   $ 2,027   $   808

Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
 Interest (net of amount capitalized)            $  5,695   $12,408   $ 9,195
 Income tax                                           175      (143)      487

See accompanying notes to consolidated financial statements.

               DRAVO CORPORATION AND SUBSIDIARIES

           Notes to Consolidated Financial Statements


Note 1: Summary of Significant Accounting Policies

Description of Business: The consolidated financial statements include the accounts of Dravo Corporation and its majority-owned subsidiaries (the company). The principal subsidiary is Dravo Lime Company, one of the nation's largest lime producers. Lime is sold to electric utility companies under long-term contracts and to the pulp and paper, metals, chemicals, municipal and construction markets. Three major utility companies, with whom the company has long-term contracts, each accounted for more than 10 percent of consolidated revenue in 1995. The company completed a transaction on December 30, 1994 in which it sold substantially all the assets and certain liabilities of Dravo Basic Materials Company, Inc. (DBM), a former principal subsidiary. The assets and liabilities sold are removed from the company's December 31, 1995 and 1994 consolidated balance sheets. The December 31, 1994 and 1993 consolidated statements of operations and consolidated statements of cash flows include the results of DBM for the entire year.

Principles   of  Consolidation:   Significant   intercompany
balances and transactions have been eliminated in the consolidation process.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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


               DRAVO CORPORATION AND SUBSIDIARIES

           Notes to Consolidated Financial Statements


Note   1:   Summary   of  Significant  Accounting   Policies
(continued)

Income Taxes: Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits are more likely than not.

Earnings Per Share: Primary earnings per share are based on net earnings less preference dividends declared in the year, divided by the weighted average sum of common shares outstanding during the year and common share equivalents. Shares exercisable as employee stock options and stock appreciation rights are considered common share equivalents except when their inclusion would be anti-dilutive. Primary common share equivalents are calculated based on the average common stock price for the year. Fully diluted earnings per share are based on net earnings, divided by the sum of the weighted average number of common shares outstanding during the year, weighted average number of shares resulting from the assumed conversion of issued preference shares to common shares and common share equivalents. Fully diluted common share equivalents are calculated based on the higher of the average or ending common stock price for the year. Fully diluted earnings per share are anti-dilutive in 1995, 1994 and 1993 and are not presented.

Note 2:  Discontinued Operations

In December, 1987, Dravo's Board of Directors approved a major restructuring program which concentrated the company's future direction exclusively on opportunities involving its natural resources business. An additional charge of $6.5 million was taken in 1994 for discontinued operations. The charge included $4.5 million to settle a claim that alleged the company breached a contract relating to engineering and procurement services rendered between 1973 and 1978 for a sugar cane processing facility in Venezuela. The provision also included amounts for legal fees anticipated to pursue various lawsuits and claims, the most significant being the Hastings insurance litigation discussed in Note 8, Contingent Liabilities, and a contract dispute with Continental Energy Associates (CEA). The CEA dispute was settled in 1995 and did not exceed the amount provided in the discontinued operations provision.

A $35.3 million provision for discontinued operations expenses was recorded in 1993. The provision covered the write-off of receivables and accrual of a settlement relating to a resource recover facility built in Long Beach, California; updated estimates of the potential costs to clean-up soil and groundwater contamination at a former operation located in Hastings, Nebraska; write-down of a receivable from a Portland, Maine, utility to reflect a jury award; and estimated legal fees.

The company received cash proceeds of $2.2 million in 1995, $1.6 million in 1994 and $2.0 million in 1993 from the repayment of notes received from the previous sales of discontinued businesses.

The remaining discontinued operations' assets and liabilities for the respective years ended December 31 relate to non-cancelable leases, environmental, insurance, legal and other matters associated with exiting the engineering and construction business and are presented below:

(In thousands)                             1995         1994

Current assets:
Accounts and retainers receivable       $   122     $     24
Other                                     7,185           --
  Total current assets                    7,307           24

Accounts and retainers receivable           333          444
Other                                       309        5,121
  Total assets                          $ 7,949     $  5,589

Current liabilities:
Accounts and retainers payable          $   140     $     63
Accrued loss on leases                    2,240        2,315
Other                                     4,004       11,193

  Total current liabilities               6,384       13,571

Accrued loss on leases                    3,328        5,632
Other                                     6,831        8,378

  Total liabilities                     $16,543      $27,581

Net liabilities and accrued loss
 on leases of discontinued operations   $(8,594)    $(21,992)


               DRAVO CORPORATION AND SUBSIDIARIES

           Notes to Consolidated Financial Statements


Note 3:  Dispositions

The company completed a transaction on December 30, 1994 in which it sold to Martin Marietta Materials, Inc. (Martin Marietta), effective January 3, 1995, substantially all the assets of its construction aggregates business. Assets sold included the assets, properties and leases of Dravo Basic Materials Company, Inc. (DBM), a wholly owned subsidiary of the company, and Atchafalaya Mining Company, Inc. (AMC), a wholly owned subsidiary of DBM, used in the production, marketing, distribution and sale of various aggregate products. Also sold was the capital stock of Dravo Bahama Rock Limited (DBR), a wholly owned foreign subsidiary of DBM.

The company, DBM and AMC retained substantially all obligations and liabilities which arose from, or in connection with, operations prior to the sales transaction. After expenses, a net pre-tax gain of $487,000 was recorded as other income.

The assets and liabilities sold to Martin Marietta were removed from the company's December 31, 1994 balance sheet, and a corresponding receivable from the sale of DBM of $120.5 million was recorded. The December 31, 1994 consolidated statement of operations includes the results of DBM for the entire year.

The following pro forma consolidated statement of operations presents the results of operations assuming the disposition of DBM had been completed as of the beginning of 1994. Adjustments have been made to exclude the results of DBM, to decrease interest expense for loans prepaid in early 1995 from the sale proceeds, and to record interest income at overnight investment rates for cash assumed to have been received in excess of liabilities paid. Pro forma data is provided for comparative purposes only and does not purport to be indicative of the results which actually would have been obtained if the disposition had taken place prior to the pro forma dates.

(In thousands, except per share data)

                                             December 31,
                                            1995     1994
                                            Actual Pro Forma
                                                  (Unaudited)

Revenue                                   $146,067  $125,661
Cost of revenue                            109,541    94,859

Gross profit                                36,526    30,802

Selling expenses                             5,009     4,530

General and administrative expenses         16,228    12,872

 Earnings from operations                   15,289    13,400

Other income (expense):
 Equity in earnings of joint ventures          572     1,115
 Other income                                  182       199
 Interest income                                85     1,727
 Interest expense                           (4,807)   (5,717)
  Net other expense                         (3,968)   (2,676)

Earnings before taxes from
 continuing operations                      11,321    10,724

Income tax expense                             340       489

Earnings from continuing operations      $  10,981 $  10,235

Earnings per share, continuing operations$    0.57 $    0.52

Note 4:  Inventories

Inventories for the respective years ended December  31  are classified as follows:
(In thousands)                           1995      1994

Finished goods                        $ 1,677   $ 1,834
Materials and supplies                 12,517    10,804

Net inventories                       $14,194   $12,638


Note 5:  Notes Payable

Notes payable at December 31 include the following:
(In thousands)
                                           1995         1994

Short-term:
Current portion of long-term notes      $ 6,099     $ 85,077

Total short-term                          6,099       85,077

Long-term:
Variable rate revolving line of credit   27,950       55,800
Variable rate note                           --        6,297
9.95% notes                                  --        2,800
10.13% notes                                 --       19,944
11.21% notes, payable through 2002       41,800       41,800
Other notes, payable through 2005           641          876

                                         70,391      127,517
Deduct: Current portion of notes          6,099       85,077
Total long-term notes                   $64,292     $ 42,440

The following is a description of the terms and conditions of the company's major debt instruments:

The $27.9 million note payable was borrowed under a $65.0 million revolving credit/letter of credit facility with First Alabama Bank; PNC Bank, N.A.; and Bank of America Illinois. Interest on the revolver equals either the base lending rate of Regions Financial Corporation, First Alabama Bank's parent, or , at the option of the company, the Eurodollar interest rate plus two percent. The facility expires July 31, 1997, but includes renewal provisions.

The company intends to use a portion of the line of credit to finance construction of a new kiln and related material-handling equipment at its Maysville facility. On July 31, 1997, up to $17.0 million borrowed under the facility may be converted to a five-year term loan. Also on July 31, 1997, the amount available under the revolver will be reduced from $65.0 million to $45.0 million.

The variable rate note, 9.95 percent promissory notes and
10.13 percent construction notes were prepaid early in 1995 from a portion of the Dravo Basic Materials sale proceeds.

The 11.21 percent term notes require quarterly interest payments and annual principal repayments in the amount of $6.0 million beginning January, 1996.

Obligations under the revolving credit/letter of credit facility and the 11.21 percent term notes are secured by a pledge of the stock of Dravo Lime Company and Dravo Basic Materials Company along with Dravo Lime Company's accounts receivable and finished goods inventories. Additionally, certain contract rights, patents and mortgages on the company's Maysville, Black River and Longview plants have been pledged as collateral. The agreements contain uniform restrictive covenants that require the company to maintain minimum net worth levels and fixed charge ratios on a consolidated basis; restrict incurrence of debt, liens and lease obligations; restrict the sale of significant assets, and limit payment of dividends. The company may not declare a common stock dividend if that dividend plus all other common dividends paid after September 30, 1995, exceed 25 percent of cumulative earnings from continuing operations after September 30, 1995. Cumulative earnings exclude gains from the sale of capital assets, extraordinary gains and unremitted earnings of joint ventures. At December 31, 1995, cumulative earnings since September 30, 1995, from which dividends could be declared totaled $2.8 million. No dividends on common stock were declared.

Assets pledged under certain notes and leases had a book value of $133.4 million at December 31, 1995.

In February, 1993, the company entered into an interest rate swap agreement with Continental Bank, N.A. on the $41.8 million fixed rate long-term notes payable. The transaction was accounted for as a hedge of those notes. On December 30, 1994, the company paid $1.4 million to terminate the swap agreement.

Amounts payable on long-term debt due in 1996 and thereafter are: 1996, $6.1 million; 1997, $6.1 million; 1998, $6.1 million; 1999, $6.0 million; 2000, $6.0 million; and after 2000, $12.1 million.

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

The company may redeem the Series D Preference Stock, in whole or in part, after January 21, 1996, for $100 per share plus accrued dividends, provided that the market price of common stock as of the date of the decision to redeem the shares, as defined in the Certificate of Designations, Preferences and Rights for the Series D Preference Stock, shall be at least equal to 175 percent of the conversion price for the preference stock. Mandatory annual redemption of the lesser of 50,000 shares or the number of shares then outstanding begins September 21, 1998, at $100 per share plus accrued dividends. In the event of liquidation of the company, the holders of outstanding Series D Preference Stock shall be entitled to receive a distribution of $100 per share plus all accumulated and unpaid dividends.

The  company  had  outstanding 25,386 and 28,386  shares  of cumulative, convertible Series B Preference Stock on December 31, 1995 and 1994, respectively. Cumulative annual dividends of $2.475 per share are payable quarterly. Each share of Series B Preference Stock may be converted at the option of the holder to 3.216 shares of common stock. In the event of the company's liquidation, the holders of the Series B Preference Stock are entitled to $55 per share plus all accumulated and unpaid dividends.

Note 7:  Commitments

Total rental expense for 1995, 1994, and 1993 was $3.1 million, $35.2 million and $34.4 million, respectively. The minimum gross rentals under non-cancelable operating leases for these years were $13.0 million, $17.3 million and $17.5 million, respectively. Of these amounts, $10.5 million, $10.5 million and $10.4 million in 1995, 1994 and 1993,
respectively,   were  provided  for  in   the   discontinued
operations provision.

The minimum future rentals under non-cancelable operating leases and future rental receipts from subleases to third parties as of December 31, 1995 are indicated in the following table. Of the $10.7 million net minimum payments, $5.6 million relates to, and has been expensed as part of, discontinued operations.

Minimum Future Rentals and Rental Receipts
(In thousands)

1996                                 $ 12,382
1997                                   12,051
1998                                    3,757
1999                                       --
2000                                       --
After 2001                                 --

Total minimum payments required        28,190
Less: Sublease rental receipts       (17,514)

Net minimum payments                 $ 10,676

A joint venture phosphate mining operation, in which the company is a 50 percent partner, has credit available under a bank loan agreement for equipment purchases. The company would be required to repay the entire loan in the event of a failure of both the joint venture and the other partner. At December 31, 1995 and 1994, $4.6 million and $2.9 million, respectively, was borrowed under the agreement.

At December 31, 1995 and 1994, the company had outstanding letters of credit totaling $5.0 million and $7.5 million, respectively.

Note 8:  Contingent Liabilities

The company has been notified by the federal Environmental Protection Agency (EPA) that the EPA believes the company is a potentially responsible party (PRP) for the clean-up of soil and groundwater contamination at four sub-sites in Hastings, Nebraska. The Hastings site is one of the EPA's priority sites for taking remedial action under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA).

At one of these sub-sites, a municipal landfill, the company believes it could not have disposed of hazardous wastes at the particular sub-site because the landfill was closed prior to the time the company and its predecessor initiated the operation which generated the type of hazardous substances found at this sub-site. Other PRPs, including the local municipality, have agreed to perform the remedial investigation and to design soil and groundwater remedies at this sub-site. The company has agreed to participate in an EPA-initiated allocation proceeding for this sub-site.

The company has also been notified by the EPA that the EPA considers it a PRP at another municipal landfill in Hastings. At least three other parties (including the City of Hastings) are considered by the EPA to be PRPs at this second sub-site. At this sub-site, the company has concluded that the City of Hastings is responsible for a proper closure of the landfill and the remediation of any release of hazardous substances. In January, 1994, EPA invited the company and the other PRPs to make an offer to conduct a remedial investigation and feasibility study (RI/FS) of this sub-site and stated that the EPA was in the process of preparing a work plan for the RI/FS. None of the PRPs has volunteered to undertake the RI/FS.

With respect to the third sub-site, the company and two other PRPs have been served with administrative orders directing them to undertake soil remediation and interim groundwater remediation at that sub-site. The company is currently complying with these orders while reserving its right to seek reimbursement from the United States for its costs if it is determined it is not liable for response costs or if it is required to incur costs because of arbitrary, capricious or unreasonable requirements imposed by the EPA.

The EPA has taken no legal action with respect to its demand that the company and the other PRPs pay its past response costs. A total of five parties have been named by the EPA as PRPs at this sub-site, but two of them have been granted de minimis status. The company believes other persons should also be named as PRPs.

The fourth sub-site is a former naval ammunition depot which was subsequently converted to an industrial park. The company and its predecessor owned and operated a manufacturing facility in this industrial park. To date, the company's investigation indicates that it did not cause the release of hazardous substances in this sub-site during the time it owned and operated the facility. The United States has undertaken to conduct the remediation of this sub-site.

In addition to sub-site clean-up, the EPA is seeking a clean-up of area-wide contamination associated with all of the sub-sites in and around Hastings, Nebraska. The company, along with other Hastings PRPs, has recommended that the EPA adopt institutional controls as the area-wide remedy in Hastings. The EPA has indicated some interest in this proposal but has decided to first conduct an area-wide remedial investigation before choosing a remedy.

On August 10, 1992 the company filed suit in the Alabama District Court against its primary liability insurance carriers and one of its predecessor's insurers, seeking a declaratory judgment that the company is entitled to a defense and indemnity under its contracts of insurance (including certain excess policies provided by one of the primary carriers) with regard to the third Hastings sub-site. The company has settled the claim against its predecessor's insurer, but the case against the company's insurers is still in litigation. An award of punitive damages is also being sought against the company's insurers for their bad faith in failing to investigate the company's claim and/or denying the company's claim. The company has notified its primary and excess general liability carrier, as well as the excess carrier of its predecessor, of the receipt of its notice of potential liability at the first, second and fourth sub-sites.

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

The  status  of  combined employee pension benefit  plans  as  of
December 31, 1995 and 1994 is shown below:
                                 1995                               1994
                 Plans which have   Plans which have   Plans which have   Plans which have
                   funded assets       accumulated       funded assets       accumulated
                    in excess of         benefit         in excess of          benefit
                     accumulated       obligations        accumulated        obligations
                       benefit        in excess of          benefit         in excess of
(In thousands)       obligations     funded assets        obligations      funded assets

Actuarial present
 value of projected
 benefit obligation:
Vested employees        $179,649          $27,100           $147,801          $21,567
Non-vested employees         277              855                284            1,710
Accumulated benefit
 obligation              179,926           27,955            148,085           23,277
Effect of projected
 future salary increases   3,264            1,410              2,130              398
Total projected
 benefit obligation      183,190           29,365            150,215           23,675
Plan assets              182,661           19,555            148,303           18,357
Assets less than projected
 benefit obligation         (529)          (9,810)            (1,912)          (5,318)
Unamortized net (asset)
 liability existing
 at transition date            0              325               (687)             367
Unrecognized net loss from
 actuarial experience     22,450            7,187             20,888            2,755
Adjustment to recognize
 minimum liability           --            (6,175)                --           (2,922)
Prepaid (accrued)
 pension expense       $ 21,921           $(8,473)          $ 18,289         $ (5,118)

The sale of Dravo Basic Materials' assets resulted in the termination of employment for essentially all Dravo Basic Materials employees and certain executive and administrative employees of a subsidiary
company.   As a result, the company recognized a charge in 1994  for
pension  curtailment and special termination benefits expense.   The
components of 1995, 1994 and 1993 net periodic pension (income) expense are as follows:

                                         Years ended December 31,
                                         1995     1994     1993
(In thousands)
                                                  <c >

Service cost of benefits
 earned during the year              $    470   $  1,023   $    901
Interest cost on projected
 benefit obligation                    14,356     13,981     14,431
Actual (return) loss on
 plan assets                          (52,972)    14,570    (30,951)
Net amortization (deferral)            38,446    (29,521)    15,566
Curtailment and special
 termination benefits expense              --        921         --

Net pension (income)
 expense for year                    $    300   $    974   $    (53)

Expected long-term rate of
 return on assets used to determine
 net pension (income) expense            9.0%       8.0%        9.0%

The following assumptions were used for the valuation of the pension obligations as of December 31:

                                         1995     1994     1993

Discount rate                           7.25%    8.55%     7.5%
Rate of increase in
 compensation levels                     5.0%     5.0%     5.0%

Note 10:  Postretirement and Postemployment Benefits

The company provides health care and life insurance benefits for retired employees. Employees may become eligible for certain benefits if they meet eligibility qualifications while working for the company. Previously, the company paid all cost increases for employees who retired prior to 1985 and who did not elect to participate in a plan in which they paid cost increases, in exchange for expanded benefits, in excess of a specified amount. For employees retiring after 1984, the company's liability was limited to a fixed contribution amount for each participant or dependent. Recently, the company communicated to all Medicare-eligible retirees that, commencing in 1996, it will participate in various Medicare HMOs. The retiree will have the option of joining a Medicare HMO or selecting other health care plans; however, the company will contribute a fixed amount toward the cost of the coverage regardless of the plan selected. The accumulated postretirement benefit obligation (APBO) at December 31, 1995, as presented in the following table, reflects the implementation of this initiative.

The provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other
Than Pensions," were adopted effective January 1, 1993. The company accrues for the expected cost of providing postretirement benefits to the employee and the employee's beneficiaries and covered dependents during the years of employment service. Expense in 1994 includes a $471,000 curtailment loss resulting from the termination of essentially all Dravo Basic Materials employees and certain executive and administrative employees of a subsidiary company due to the Dravo Basic Materials asset sale.

No funds are segregated for future postretirement obligations. The company is amortizing its accumulated postretirement benefit obligation (APBO) over a 20-year period. The APBO was calculated using a discount rate of 7.25 percent and a health care cost trend rate of 9.0 percent in 1996, gradually declining to 5.25 percent in 2001. An increase in the health care cost trend rate of one percent would increase the APBO at December 31, 1995, by $331,000 and the total service and interest rate components of the 1995 postretirement benefit cost by $90,000.

Postretirement benefit cost for 1995, 1994 and 1993 includes the following components:

(In thousands)                         1995     1994    1993

Service cost - benefits earned
 during the period                   $   44   $  105   $  177
Interest cost on accumulated
 postretirement benefit obligation    2,683    2,659    2,887
Amortization of accumulated
 postretirement benefit obligation    1,705    1,789    1,789
Curtailment loss                         --      471       --

Postretirement benefit cost          $4,432   $5,024   $4,853

The  postretirement benefit plans' funded status reconciled  with the  amount included in the company's consolidated balance sheets at December 31 is as follows:
(In thousands)                                  1995     1994

Accumulated postretirement
 benefit obligation:
 Retirees and related beneficiaries         $ 21,505 $ 30,248
 Other fully eligible participants             1,284    1,601
 Other active participants not fully eligible    866      747

Accumulated postretirement
 benefit obligation:                          23,655   32,596

 Unrecognized transition obligation          (15,122) (30,822)
 Unrecognized net loss                        (6,536)    (134)

Accrued postretirement
 benefit liability                          $  1,997 $  1,640

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

Note   11:    Stock  Options,  Stock  Appreciation   Rights   and
Performance Shares

The company has outstanding to executives and key employees common stock options and stock appreciation rights (collectively, rights) under four plans: the 1978 Plan, the 1983 Plan, the 1988 Plan and the 1994 Plan. Under the 1988 and 1994 Plans, options may be granted either alone or in tandem with related stock appreciation rights, or stock appreciation rights may be granted separately. The 1983 Plan provided for the granting of options, stock appreciation rights (either separate or in tandem with a related option) and performance shares. The price of stock options and the basis of stock appreciation rights so granted is the fair market value on the date of grant. Rights cannot be exercised until one year after the grant date and expire ten years from date of grant. Any incremental value of stock appreciation rights and performance shares granted is recognized as expense, while a decline in the market value of the stock is recognized as a reduction in expense to the extent previously recognized. There was no change in the incremental value during the last three years. The exercise of options does not necessitate a charge or credit to income.

No additional grants can be made from the 1978 or 1983 Plans, both of which have expired. There were no performance shares outstanding at December 31, 1995 and 1994.

Prices per share of outstanding rights at December 31, 1994 were $5.94 to $19.31. During 1995 grants were awarded at prices of $10.69 to $14.06, rights were exercised at $5.94 to $11.88 and rights were forfeited at $10.25 to $19.31. Rights outstanding at December 31, 1995, are exercisable at prices ranging from $5.94 to $19.31 per share.

The following summary shows the changes in outstanding rights:
                          1978      1983      1988    1994
                          Plan      Plan      Plan    Plan     Total

Outstanding at
  December 31, 1994     53,200   239,050   982,300  12,000   1,286,550
Granted                     --        --        -- 417,500     417,500
Exercised                   --   (1,250)  (58,500)      --     (59,750)
Forfeited              (33,750) (42,000)  (90,000)  (6,000)   (171,750)
Outstanding at
  December 31, 1995     19,450  195,800   833,800  423,500   1,472,550

Rights exercisable:
  December 31, 1994     53,200  239,050   919,800       --   1,212,050
  December 31, 1995     19,450  195,800   833,800    6,000   1,055,050

Shares available for future grant:
  December 31, 1994         --       --        --  988,000     988,000
  December 31, 1995         --       --    90,000  576,500     666,500

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) in October, 1995. Financial statements presented for fiscal 1996 will measure the fair value of stock-based compensation awarded to employees in 1995 and thereafter. SFAS 123 allows companies a choice between continuing to account for stock-based awards using the intrinsic value, as prescribed by Accounting Principles Board Opinion No. 25 (APB 25), or the fair value. If the company chooses to continue following APB 25, the pro forma effect the fair value methodology would have had on net income and earnings per share will be disclosed. The company has not yet determined the magnitude of the difference between the intrinsic value and fair value approaches nor the method it will choose to account for stock-based compensation.

Note 12:  Shareholders' Equity

Components  of  shareholders'  equity  at  December  31   (except
retained   earnings  which  is  set  forth  in  the  Consolidated
Statements of Retained Earnings) are presented below:
                            Preference    Common     Other  Treasury
(In thousands)                   Stock     Stock   Capital    Shares

Balance, January 1, 1993           $35   $14,945   $65,960  $(1,840)

Common shares issued through:
  Retirement of Series B
   preference stock (9,648)         (3)       10        (7)
  Common stock options
   exercised (12,700)                         13        88
Recognition of minimum
 liability on pension plan                          (2,781)

Balance, December 31, 1993        $32    $14,968   $63,260  $(1,840)

Common shares issued through:
  Retirement of Series B
   preference stock (12,864)       (4)        13       (9)
  Common stock options
   exercised (5,151)                           5        37
Recognition of minimum
 liability on pension plan                             266

Balance, December 31, 1994         $28   $14,986   $63,554  $(1,840)

Common shares issued through:
  Retirement of Series B
   preference stock (9,648)        (3)         9        (6)
  Common stock options
   exercised (59,750)                         60       496
Purchase of treasury
 shares (228,470)                                            (2,667)
Recognition of minimum
 liability on pension plan                          (3,226)

Balance, December 31, 1995         $25   $15,055   $60,818  $(4,507)

Note 13:  Income Taxes

Income before taxes and provisions for income tax expense
(benefit) from continuing operations at December 31 are:
(In thousands)                           1995      1994      1993

Income before taxes                   $11,321  $  5,527  $ 10,471

Current federal income taxes          $    --  $    350  $     --
Deferred federal income taxes              --        --   (24,853)
Current state income taxes                340       247       198

  Total                               $   340  $    597  $(24,655)

The actual income tax expense attributable to earnings from
continuing operations for the years ended December 31, 1995, 1994 and 1993 differed from the amounts computed by applying the U. S.
federal tax rate of 34 percent to pretax earnings from continuing operations as a result of the following:
(In thousands)                           1995      1994      1993

Computed "expected" tax expense        $3,849  $  1,879  $  3,560
Alternative minimum tax                    --       300        --
Percentage depletion                     (992)   (1,880)   (3,374)
State income taxes, net of federal
 income tax benefit                       224       163       131
Other items                                51       135      (119)
Benefit of operating
 loss carryforwards                    (2,792)       --   (24,853)

  Provision (benefit) for income tax   $  340  $    597  $(24,655)

The significant components of the deferred income tax benefit attributable to income from continuing operations for the years ended December 31 are as follows:

(In thousands)                                      1995      1994      1993

Deferred tax (benefit) expense (exclusive of the
 effects of other components listed below)      $ (6,058)  $ 1,340  $ (2,431)
Increase (decrease) in balance of the valuation
  allowance for deferred tax assets                6,058    (1,340)  (22,422)

  Total                                         $    --    $    --  $(24,853)

The tax effects of temporary differences that give rise to
significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:
                                                   1995      1994

Deferred tax assets:
 Provision for discontinued operations          $ 3,008   $ 7,477
 Accounts receivable, principally due
  to allowance for doubtful accounts                302       296
 Inventories, principally due to additional
  costs inventoried for tax purposes
  pursuant to the Tax Reform Act of 1986             19       215
 Compensated absences, principally due to
  accrual for financial reporting purposes          500       745
 Net operating loss carryforwards                67,229    61,713
 Investment tax credit carryforwards              1,722     2,543
 Other                                            1,022       721

Total gross deferred tax assets                  73,802    73,710
 Less valuation allowance                      (36,381)  (30,323)

Net deferred tax assets                          37,421    43,387

Deferred tax liabilities:
 Properties and equipment, principally due
  to depreciation                                 6,417    13,682
 Pension accrual                                  6,151     4,682
 Other                                               --       170

Total gross deferred tax liabilities             12,568    18,534

Net deferred tax asset                         $ 24,853  $ 24,853

The net change in the total valuation allowance for the years ended December 31, 1995 and 1994 was an increase of $6.1 million and a decrease of $1.3 million, respectively.

The company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS 109), effective January 1, 1993. The statement requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. In addition, SFAS 109 requires the recognition of future tax benefits, such as net operating loss carryforwards (NOLs), to the extent that realization of such benefits are more likely than not. There was no cumulative effect of this accounting change at the time of adoption.

The company had NOLs of approximately $192.1 million at December
31, 1995, because of losses associated with discontinued businesses. These NOLs expire as follows:
(In thousands)

2002                                      $ 18,039
2003                                        76,662
2004                                        39,012
2005                                        17,428
2006                                         7,336
2007                                         1,629
2008                                        15,031
2009                                        12,171
2010                                         4,776

Tax benefits of $4.9 million for investment tax credits expiring in 1996 and later are also being carried forward.

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

In the fourth quarter of 1993, the company reduced its valuation allowance resulting in a net deferred tax asset of $24.9 million. Two factors contributed to the reduction in the valuation allowance. First was the resolution of long-standing litigation between the company and the City of Long Beach, California, regarding a waste-to-energy plant the company built for the city and the ability to quantify, relying upon advice of legal counsel, the potential financial impact of the remaining uncertainties associated with previously discontinued operations. Second, the company was awarded a contract to supply American Electric Power's Gavin plant with 450,000 tons of lime annually for 15 years commencing in 1995.
In addition, the company had pending the renewal of existing contracts which were finalized in 1994 and raised utility lime sales backlog to $800 million. With these contracts in place, nearly 65 percent of the company's annual revenue was projected to be generated from long-term contracts. As a result, the company believed that revenue and income from its lime subsidiary could be reasonably projected over the life of its long-term contracts.

The amount of the net deferred tax asset was not adjusted in 1995. In assessing the valuation allowance, estimates were made as to the potential financial impact on the company should resolution of the remaining substantive uncertainty associated with discontinued operations substantially exceed management's estimates. The uncertainty involves the Hastings, Nebraska, environmental matter and is discussed more fully in Note 8, Contingent Liabilities. Management's position is to vigorously pursue its claims against other PRPs and to contest the liability for environmental clean-up. In determining the appropriate valuation allowance, however, management has used the upper limit of the potential financial impact estimated for this matter. Also, operating profits were lower than forecasted in 1995 primarily due to higher-than-expected expenses incurred during start-up of the Black River expansion project. The lower profit, expenses related to discontinued operations and recognition for tax purposes of fees and expenses totaling $9.5 million associated with loans prepaid from funds received from the sale of Dravo Basic Materials' assets created a tax loss and generated additional NOLs.

Management believes that, with the resolution of the Black River start-up problems, the company will generate sufficient future taxable income to realize the entire deferred tax asset prior to expiration of any NOLs and that the realization of a $24.9 million net deferred tax asset is more likely than not. Income projections for the contract lime business are based on historical information adjusted for contract terms. In order to fully realize the net deferred tax asset, the company will need to generate future taxable income of approximately $73.2 million prior to the expiration of the NOLs.

Historically, Dravo Lime's cumulative taxable earnings for the past five years total $55.5 million. There can be no assurance, however, that the company will generate any earnings or any specific level of continuing earnings.

Note 14:  Extraordinary Item

In conjunction with the sale of Dravo Basic Materials' assets, existing loan agreements were substantially altered, including a $35 million reduction in the amount available under a revolving credit facility. Also, while negotiating a financing agreement with Prudential Power Funding for the Black River expansion, the company purchased a call option that enabled it to prepay on May 17, 1995, without penalty, amounts outstanding under the financing agreement. Cash received from the Dravo Basic Materials asset sale equaling the outstanding principal on the Prudential Power Funding facility, interest through May 16, 1995 and an exit fee was placed in escrow. With Prudential Power Funding's consent, the entire amount borrowed was prepaid. The fees associated with these agreements were written off as extraordinary items in 1994.

Note 15: Fair Value of Financial Instruments

The fair value of financial instruments without extended maturities equals their carrying values. The estimated fair value of financial instruments with extended maturities at December 31 is presented below:

(In thousands)
                                           1995             1994

                                   Carrying    Fair      Carrying    Fair
                                    Value      Value      Value     Value

Notes payable                      $70,391    $72,124   $127,517  $126,220
Series D Preference Stock           20,000     23,242     20,000    21,347

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

Note 16:  Research and Development

Research and development activity for the years ended December 31 is as follows:

(In thousands)                             1995      1994      1993

Total research and development expense   $3,558    $4,393    $4,166

Billings to third parties                 1,255     2,361     1,915

Net research and development expense     $2,303    $2,032    $2,251

Note 17: Interim Financial Information

(Unaudited, in millions,      First    Second     Third  Fourth
 except earnings per share) Quarter   Quarter   Quarter Quarter

1995
Revenue                      $33.9     $35.7     $37.8    $38.6
Gross profit                   8.7       9.5       9.5      8.8
Earnings before taxes from
 continuing operations         2.7       2.9       3.1      2.6
Provision (benefit) for
 income taxes                  0.2        0.2       0.2    (0.3)
Net earnings                   2.5       2.7       2.9      2.9
Earnings per share:
  Net earnings                0.13      0.14      0.15     0.15


1994
Revenue                      $57.7     $72.6     $75.3    $72.5
Gross profit                   7.6      12.6      12.7     11.1
Earnings (loss) before taxes
 from continuing operations   (1.3)      3.8       3.7     (0.7)
Provision (benefit) for
 income taxes                   --       0.6      (0.2)     0.2
Earnings (loss) from
 continuing operations        (1.3)      3.2       3.9     (0.9)
Discontinued operations        --        --        --      (6.5)
Earnings (loss) before
 extraordinary item and
 cumulative accounting change (1.3)      3.2       3.9     (7.4)
Extraordinary item             --        --        --      (7.5)
Cumulative effect of
 accounting change            (1.4)      --        --       --
Net earnings (loss)           (2.7)      3.2       3.9    (14.9)
Earnings (loss) per share:
  Continuing operations      (0.13)     0.17      0.22    (0.10)
  Discontinued operations       --        --        --    (0.44)
  Extraordinary item            --        --        --    (0.51)
  Cumulative accounting
   change                    (0.09)       --        --       --
  Net earnings (loss)        (0.22)     0.17      0.22    (1.05)

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

Dravo maintains a system of internal controls to provide reasonable assurance as to the reliability of the financial records and the protection of assets. This internal control system is supported by careful selection and training of qualified personnel, and a broad program of internal audits. In addition, the company's business ethics policy requires employees to maintain the highest level of ethical standards in the conduct of the company's business, and their compliance is regularly monitored.

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

[KPMG Peat Marwick LLP logo]

Independent Auditors' Report


The Board of Directors and Shareholders
Dravo Corporation:

We have audited the accompanying consolidated balance sheets of Dravo Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dravo Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

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

/s/ KPMG PEAT MARWICK LLP

KPMG Peat Marwick LLP
Pittsburgh, Pennsylvania
January 24, 1996

                                        Five-Year Summary

Years ended December 31,          1995      1994      1993      1992    1991
(Amounts in millions, except per share
data and average mineral resource prices)

Summary of operations:
Revenue                       $146.1    $278.1    $277.6    $273.0    $295.7
Gross profit                    36.5      44.0      49.3      51.7      57.7
Interest expense                 4.8      12.4       9.2      10.5      11.2
Depreciation expense             9.5      17.6      18.0      18.6      17.7
Earnings before taxes
 from continuing operations     11.3       5.5      10.5      12.7      16.1
Provision (benefit) for
 income taxes                    0.3       0.6     (24.6)      2.4       3.9
Earnings from continuing
 operations                     11.0       4.9      35.1      10.3      12.2
Loss from discontinued
  operations, net of
  income taxes                    --      (6.5)    (35.3)       --     (38.5)
Extraordinary item                --      (7.5)       --       1.6        --
Cumulative accounting change      --      (1.4)       --        --        --
Net earnings (loss)             11.0     (10.5)     (0.2)     11.9     (26.3)
Preferred dividends declared     2.5       2.5       2.6       2.6       2.6
Capital expenditures            33.1      44.8      13.6       8.5      19.7
Employees at year end            756       768     1,416     1,421     1,556

Summary of financial position:
Total assets                  $213.3    $307.3    $272.1    $268.5    $271.8
Working capital                  9.8       6.3      59.5      60.1      45.6
Long-term obligations and
 redeemable preference stock    84.3      62.4     108.5     108.1     109.7
Total debt and redeemable
 preference stock               90.4     147.5     113.0     112.8     114.4
Property, plant and
 equipment, net                116.2      93.5     110.0     114.9     128.5
Shareholders' equity            79.9      76.7      89.5      95.0      85.5

Per common share data:
Earnings from continuing
  operations                 $  0.57    $ 0.16   $  2.20   $  0.52   $  0.65
Loss from discontinued
  operations                      --     (0.44)    (2.38)       --     (2.60)
Extraordinary item                --     (0.51)       --       0.11       --
Cumulative accounting change      --     (0.09)       --         --       --
Net earnings (loss)             0.57     (0.88)    (0.18)      0.63    (1.95)
Book value                      5.33      5.06      6.15       6.27     5.63
Shareholders at year end       2,924     3,192     3,442      3,736    3,893

Mineral resources (in millions of tons):
Proven and probable reserves
Total reserves                 522.2     502.1   1,121.2   1,142.1   1,074.7
Tons mined                       7.1      23.2      22.8      25.4      24.7
Average market price          $ 3.3    $  5.80   $  6.01   $  5.85  $   6.31

Board of Directors                   Principal Executives

Carl A. Gilbert                      Carl A. Gilbert *
President and Chief
 Executive Officer,                  President and
Dravo Corporation                    Chief Executive Officer

Arthur E. Byrnes                     Ernest F. Ladd III *
Chairman,                            Executive Vice President and
Deltec Asset Management Corporation  Chief Financial Officer

James C. Huntington, Jr.             Marshall S. Johnson *
Retired Senior Vice President,       Vice President,
American Standard, Inc.              Operations and Engineering

William E. Kassling                  John R. Major *
Chairman, Chief Executive Officer    Vice President, Administration
 and President,
Westinghouse Air Brake Company       James J. Puhala *
                                     Vice President,
William G. Roth                      General  Counsel and Secretary
Retired Chairman,
Dravo Corporation                    Richard E. Redlinger *
                                     Vice President, Corporate
Konrad M. Weis                       Development, and Treasurer
Retired President and
Chief Executive Officer,             Donald H. Stowe, Jr.
Bayer USA, Inc.                      Vice President,
                                     Sales and Technology

                                     Larry J. Walker
                                     Vice President and Controller

                                     *Member of
                                      Management Executive Committee