Form 10-K405, Exhibit 13
period 1996-12-31
DRAVO CORP
filed 1997-03-28
CIK 30067

FINANCIAL REVIEW

OVERVIEW

By most measures, 1996 was a year of improvement for Dravo. Revenue, gross profit and net income were up 8 percent, 9 percent and 29 percent, respectively. Most of the problems experienced in 1995 during the startup of the $60-million Black River expansion project were resolved. Good progress was made on the construction of an additional kiln and related material handling equipment at the Maysville plant in northern Kentucky, with startup scheduled for the second quarter of 1997. Net cash provided by operating activities improved markedly due, in part, to one-time receipts from a lawsuit ruling, insurance settlements and a state tax refund. Also, in 1995, the company paid the liabilities, principally accounts payable, retained when it sold the assets of a major subsidiary. Earnings improved, but the improvement was smaller than anticipated. Earnings were constrained by a prolonged interruption in lime deliveries to a major customer and a reduction in demand for utility lime.

Earnings for the year were $14.1 million, or $0.78 per share, compared to $11.0 million, or $0.57 per share, in 1995. In 1994, Dravo reported a net loss of $10.6 million, or $0.88 per share.
A charge to discontinued operations of $6.5 million, or $0.44 per share, was recorded in 1994 for legal fees and to provide for the settlement of a lawsuit. Also, an extraordinary charge of $7.6 million, or $0.51 per share, was recorded to reflect the write-off of fees associated with debt instruments prepaid or substantially altered as a result of the sale of the assets of Dravo Basic Materials (DBM), the company's construction aggregates operations. A one-time charge of $1.4 million, or $0.09 per share, reflects the cumulative accounting effect of the adoption in 1994 of Statement of Financial Accounting Standards No. 112, "Employers Accounting for Postemployment Benefits."


RESULTS OF OPERATIONS

CONTINUING OPERATIONS

Revenue: Most of the $12.1 million revenue increase over last year was attributable to higher sales in the southeast market region. The southeast market consists mostly of commercial accounts and is supplied primarily by the company's Longview facility located near Birmingham, Alabama. Strong commercial demand, augmented by the sale of brokered lime as demand exceeded production capacity, contributed to the revenue increase.
Revenue also increased because a new aggregates plant, completed at Longview in late 1995, converts quarried limestone chemically unsuitable for lime production into crushed stone aggregates byproducts. Sales in the Ohio Valley area exceeded last year's results due to strong demand in the metallurgical market.
Utility lime sales were dampened by prolonged delivery interruptions to a major utility customer caused by problems at the customer's generating station and by a reduction in the value of sulfur-dioxide (SO2)emission allowances. SO2 allowances, which are traded in the open market, are awarded to utility companies that exceed their mandated SO2 removal requirements. Inefficiencies in the allowance trading, a tendency by many utilities to "bank" earned credits for future use rather than trade them, and higher-than-anticipated levels of low-sulfur coal utilization all combined to cause a marked decline in allowance prices in 1996. The lower allowance prices made it less attractive for utility customers to fully utilize their flue gas desulfurization (FGD)systems and reduced their demand for lime used for SO2 removal.

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

Costs and Expenses: Gross profit increased $3.4 million over 1995; however, profit margins remained essentially the same at 25 percent. Gross profit was affected by higher inventory costs as prolonged delivery interruptions to a major customer caused production inefficiencies and increased costs. The sale of brokered lime in the southeast market region also held down gross margins.

Gross profit of $36.5 million was $7.5 million lower in 1995 than in 1994, which included DBM. Margins, however, were much improved: 25 percent in 1995 versus 16 percent in 1994. The improvement reflects the dilutive effect of the aggregates business on the company's margins before the divestiture. Gross margins on lime sales were slightly higher than 1994's pro forma results, but the increase was less than expected because of higher production costs related to the expansion project at Black River.

Selling expense was modestly lower in 1996 than 1995. There was a significant drop from 1994 to 1995, due primarily to the DBM sale. Selling expense varies depending on research and development expense billed to third parties. These research activities involve a variety of lime-related technologies, with particular emphasis on air pollution control. Depending on the project, governmental agencies, public utilities or private groups may reimburse all or a portion of a project's costs. Third-party billings are treated as a reduction in costs. Research and development costs and billings to third parties are detailed in Note 16, Research and Development, in the Notes to Consolidated Financial Statements.

                              13-12

General and administrative expenses were essentially unchanged in 1996. A $1.3 million pension expense increase was more than offset by a $1.7 million drop in retiree medical costs. The company began participating in various Medicare HMOs in 1996 and fixed the amount it contributes toward the cost of retiree medical coverage. General and administrative expenses were $6.3 million lower in 1995 than 1994 due to personnel reductions following the DBM sale and consolidation of administrative functions. On a pro forma basis, administrative expenses were higher because of differences between actual experience and the assumptions used in preparing the pro forma analysis.

Equity in earnings of joint ventures includes the company's share in two 50-percent owned joint ventures: a contract phosphate rock mining operation in Idaho and a small contract coke operation in Wyoming. The phosphate mining operation's profitability varies depending on mining conditions and the requirements of its single contract customer. Earnings from joint ventures were higher in 1996 due to strong phosphate demand and a return to more normal maintenance expense. Prior to 1995, the company also had a 50-percent share in a shell dredging operation. Earnings from joint ventures in 1995 were down $1.1 million from 1994 due to higher maintenance expense at the phosphate rock mining operation and the sale of the shell dredging operation as part of the DBM transaction.

Other income (expense) includes the gain or loss on the sale or abandonment of property, plant and equipment. In 1996 and 1995, the amounts are insignificant. The $1.1 million gain in 1994 included the sale of the company's airplane, $324,000, and $487,000 from the sale, after accrued expenses, of DBM's assets. See Note 3, Dispositions, in the Notes to Consolidated Financial Statements for a further discussion of the latter transaction.

Interest income was $815,000 higher than last year due to interest on a refund received from a state taxing authority after the company filed amended tax returns based on its current interpretation of the state tax code. The decline in interest income from 1994 to 1995 reflects the collection, early in 1995, of an interest-bearing note receivable.

Interest expense increased $1.6 million because of higher debt levels in 1996 versus 1995. The proceeds from the DBM sale enabled the company to reduce debt, including amounts borrowed under a revolving line of credit, $85.5 million at the beginning of 1995. The revolver debt level subsequently increased throughout 1995 as the company satisfied retained DBM liabilities, principally accounts payable, and completed the Black River expansion project. Debt remained at the higher level in 1996 as cash flow was invested in $20.0 million of capital projects. Interest capitalized in 1996 and 1995 was $328,000 and $2.8 million, respectively. Interest expense of $4.8 million in 1995 was significantly lower than 1994's expense of $12.4 million. The reduction reflects the early 1995 prepayment of loans totaling $85.5 million from cash received from the DBM transaction. Lower interest rates also lowered expense.

The company's income tax expense was zero in 1996 because of net operating loss carryforwards (NOLs) that sheltered the company's income from both federal and state income taxes. Income tax expense of $340,000 in 1995 was for estimated state income taxes. In 1994, income tax expense of $597,000 included an accrual of $300,000 for federal alternative minimum tax arising from the DBM assets sale. The company recorded a $24.9 million benefit for income taxes in 1994 under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Management believes that, due to the large proportion of revenue generated by long-term supply contracts, income can be reasonably projected for purposes of determining whether the realization of the asset resulting from the use of NOLs in future years is more likely than not. The amount of the net deferred tax asset reflects that portion of the gross deferred tax asset that management believes, based on current projections and estimates, is more likely than not to be realized. After all NOLs have been recognized in the consolidated financial statements, the company's tax rate will return to a more normal, higher effective rate.

In conjunction with the sale of DBM's assets, existing loan agreements were substantially altered. Also, while negotiating a $50 million financing agreement with Prudential Power Funding for the Black River expansion, the company purchased a call option that enabled it to prepay on May 17, 1995, without penalty, amounts outstanding under the financing agreement. With Prudential Power Funding's consent, the entire amount borrowed was prepaid. The fees associated with these agreements were written off as extraordinary items in 1994.

Effects of inflation: Inflation rates have been low during the past three years and as a result have not affected the company's operations. In addition, Dravo Lime's long-term lime supply contracts provide for price increases for specific production expenses, such as labor, fuel and electricity.


DISCONTINUED OPERATIONS

The most significant event involving discontinued operations was the collection in 1996 of a $7.3 million judgment and interest awarded by a Georgia court related to a contract dispute with a discontinued engineering subsidiary's subcontractor. The judgment and interest were classified as a discontinued operations current receivable in the company's 1995 year-end

                              13-13

financial statements. Also in 1996, an issue with one of the company's insurance carriers regarding deductible limits on asbestos and other retroactive claim adjustments was resolved with the insurance carrier refunding $2.6 million in past payments. The discontinued operations provision was credited $1.1 million for the insurance refunds. The company received a $2.2 million refund from a state taxing authority in 1996 after the company filed amended income tax returns based on its current interpretation of the state tax code. The refund included $575,000 that was recorded as interest income. The original tax returns were filed on a separate basis and included only the results of entities that had operations in the state. These entities were, for the most part, profitable and paid income taxes. The amended tax returns were filed on a combined basis, which included an apportionment of the results of all the company's operations, including losses from discontinued operations. The amended returns reported tax losses instead of taxable income and resulted in the refund, of which $1.7 million was credited to the discontinued operations reserve. The amended returns also generated a state tax NOL that can be used to shelter future taxable income.

In 1994, a previously established provision for discontinued operations was increased $6.6 million to cover legal fees related to an insurance claim and to provide for the settlement of a lawsuit. The insurance claim involves the company's assertion that it is entitled to a defense and indemnity under its insurance contracts for environmental clean-up costs in Hastings, NE. See Note 8, Contingent Liabilities, in the Notes to Consolidated Financial Statements for a further discussion of the Hastings matter.


FINANCIAL POSITION AND LIQUIDITY

The company's financial position improved over the past year. Long-term debt decreased by $757,000 and shareholders' equity increased by $14.1 million. The capitalization ratio, total debt divided by total debt and equity, decreased to 0.38 from 0.41. Additions to property, plant and equipment included capital expenditures of $20.0 million, of which $8.6 million was for the fourth kiln at Maysville. Net liabilities of discontinued operations increased $4.5 million, primarily due to the collection of the judgment, tax refund and insurance claims discussed above, offset by other previously reserved discontinued operations expenditures.

The company has sufficient funds and borrowing capacity to meet its anticipated operating and capital needs. To minimize interest charges, cash balances are kept low through a banking arrangement that uses excess cash held in the company's accounts to reduce the amount of overnight borrowing on a revolving credit agreement.

A $65 million revolving credit/letter of credit facility is provided by a consortium of lenders that includes Regions Bank of Alabama (formerly First Alabama Bank); PNC Bank, N.A.; and Bank of America Illinois. Interest on the revolver equals either the base lending rate of Regions Financial Corporation, Regions Bank of Alabama's parent, or, at the option of the company, the Eurodollar interest rate plus 2 percent. The facility expires July 31, 1998, but includes renewal provisions.

Part of the line of credit is being used to finance construction of a new kiln and related material-handling equipment at the Maysville facility. On July 31, 1997, up to $17 million borrowed under the facility may be converted to a five-year term loan. Also on July 31, 1997, the amount available under the revolver will be reduced from $65 million to $48 million.

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

All known outstanding discontinued operations items have been classified as current or long-term based on the estimated timing of future cash receipts and disbursements. The remaining discontinued operations liabilities will not have a material adverse impact on liquidity, because cash payments needed to satisfy them are spread over several years.


DIVIDENDS

The company's loan agreement contains a covenant that limits common stock dividend payments. A common stock dividend may not be declared if that dividend plus all other common dividends paid after September 30, 1995, exceeds 25 percent of cumulative earnings from continuing operations after September 30, 1995. Cumulative earnings exclude gains from the sale of capital assets, extraordinary gains and unremitted earnings of joint ventures. At December 31, 1996, cumulative earnings since September 30, 1995 from which dividends could be declared totaled $16.9 million. No dividends on common stock were declared. Dividends on the $3.0875 cumulative, convertible, exchangeable, Series D Preference Stock and the $2.475 cumulative convertible Series B Preference Stock were declared quarterly throughout each of the last three years. All declared preference dividends have been paid on a timely basis.

                              13-14

COMMON STOCK MARKET PRICE

The principal market on which Dravo's common stock is traded is the New York Stock Exchange under the symbol, DRV. The high and low common stock sales prices for each quarterly period in 1996 and 1995 as reported for New York Stock Exchange composite transactions were:

                         1996                     1995

Quarter              High      Low            High      Low

First               13 3/4    11 1/4         11 3/4    10
Second              14 7/8    12 3/4         14 3/4    10 1/4
Third               14 5/8    12             14 3/4    12 1/2
Fourth              15 3/4    12 1/2         13 5/8    11 1/2


OUTLOOK

Continuing operations: Dravo Corporation's balance sheet, income and cash flow have greatly improved since the company's strategic direction was focused exclusively on its lime business two years ago. Investments continue to be made in property, plant and equipment to improve short-term performance and provide the mineral reserves and equipment necessary to sustain acceptable returns over the long term. A new Maysville kiln and ancillary equipment valued at $20 million is scheduled to start production in the second quarter of 1997. Early in 1997, more than 27 million tons of high calcium reserves adjacent to the Longview facility were purchased as a necessary first step in expanding production capacity in the southeastern market region. A major refurbishing of the largest of Black River's pre-expansion kilns is slated for 1997. This project will increase the kiln's throughput while also significantly improving its thermal efficiency.

The company will continue to promote the commercialization of its proprietary lime-based environmental technologies. Currently being installed at the AES Beaver Valley Cogeneration Station in Monaca, PA, the first full-scale THIOCLEAR FGD system is scheduled to startup in the second quarter. This project is an important step toward providing the technical underpinning for an aggressive sales and marketing effort of the THIOCLEAR technology. Full-scale applications of Dravo technologies for producing commercial FGD system byproducts were announced in 1996, and others are under consideration. Process development work with significant commercial potential will be carried out during 1997 at Dravo's Miami Fort pilot plant facility in the area of combined sulfur dioxide and nitrogen oxides (SOx/NOx) removal in wet scrubbers. Other environmental technology markets in which the company will be active during 1997 include materials and systems for controlling air toxics emissions, and land applications of residual solids from lime-based FGD systems.

Despite the considerable progress made in recent years, the company remains disproportionately small relative to the obligations left over from Dravo's earlier history as a diversified conglomerate. The company's size makes its quarter-to-quarter operating performance acutely susceptible to changes in production and sales volume, and with more than 60 percent of its capacity committed to a small number of utility customers, earnings are particularly sensitive to disruptions in utility operating rates. On a longer-term basis, however, utility operating rates are steadier and more dependable than those of most other industrial markets, thus the large portion of Dravo's backlog committed to utility customers represents one of the company's most favorable characteristics. Nevertheless, because of the company's short-term earnings sensitivity, it became apparent that the company needed to accelerate its growth plans. In response, management announced in October 1996 that it was undertaking an investment banking review of strategic alternatives for accelerating growth. If this process fails to present Dravo with merger, acquisition or other opportunities advantageous to the interest of the company's shareholders, management is fully prepared to aggressively pursue its business plan, and is confident that implementation of the plan will enhance shareholder value.

Discontinued operations: The company formerly operated a metal fabrication facility in Hastings, NE. The federal Environmental Protection Agency (EPA) has notified the company it believes the company is a potentially responsible party (PRP) for the clean-up of soil and groundwater contamination at four sub-sites in the Hastings area. In January 1997, the company reached a monetary settlement with the EPA regarding one of the sub-sites in exchange for the EPA excluding the company from any further liability at that sub-site. See Note 8, Contingent Liabilities, in the Notes to Consolidated Financial Statements for further discussion of the company's estimate of total clean-up costs and its share of those costs.

Management estimated the assets and liabilities associated with discontinued operations and believes the provision for losses on discontinued operations is adequate at this time. If these estimates are inaccurate or should other unforeseen developments occur, a future additional provision for discontinued operations could be required.

Investors are cautioned that statements which relate to the future are, by their nature, uncertain and dependent upon numerous contingencies, any of which could cause actual results and events to differ materially from those indicated in such forward-looking statements. This is particularly true of efforts to commercially develop new technologies, and regarding estimates of the ultimate cost of environmental remediation, including participation in such costs by other PRPs.

                              13-15
               DRAVO CORPORATION AND SUBSIDIARIES

                   Consolidated Balance Sheets

                                               December 31,
                                              1996      1995
(In thousands)

ASSETS

Current assets:
 Cash and cash equivalents                $  1,600  $  1,086
 Accounts receivable, net of allowance for
  uncollectibles of $176 and $934           23,265    24,251
 Notes receivable (Note 15)                    921     1,296
 Inventories (Note 4)                       16,481    14,194
 Net assets of discontinued
  operations (Note 2)                           --       923
 Other current assets                          751     1,322

Total current assets                        43,018    43,072

Advances to and equity in joint ventures     2,093     2,466
Notes receivable (Note 15)                   4,380     3,497
Other assets (Note 10)                      25,066    23,205
Deferred income taxes (Note 13)             24,853    24,853

Property, plant and equipment:
  Land                                       7,480     6,164
  Mine development                           9,218     9,218
  Building and improvements                 13,147    11,562
  Machinery and equipment                  208,180   198,891

                                           238,025   225,835

  Less accumulated depreciation
   and amortization                        112,026   109,667

Net property, plant and equipment          125,999   116,168

Total assets                              $225,409  $213,261


See accompanying notes to consolidated financial statements.

                              13-16
               DRAVO CORPORATION AND SUBSIDIARIES

                   Consolidated Balance Sheets
                                               December 31,
                                              1996      1995
(In thousands,
  except share amounts)

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current  portion of long-term
   notes (Notes 5  and  15)              $   6,166  $  6,099
 Accounts payable - trade                   14,542    17,969
 Accrued insurance                           1,906     1,639
 Accrued retirement contribution             1,785     2,423
 Net  liabilities of discontinued
  operations  (Note  2)                      6,299        --
 Other current liabilities                   3,843     5,177

 Total current liabilities                  34,541    33,307

Long-term notes (Notes 5 and 15)            63,535    64,292
Other liabilities                            6,632     6,290
Net  liabilities  of discontinued
  operations  (Note  2)                      6,786     9,517

Redeemable preference stock (Notes 6 and 15):
 Par value $1, issued 200,000 shares:
  Series D, $12.35 cumulative, convertible,
  exchangeable (entitled in liquidation
  to $20.0 million)                         20,000    20,000

Shareholders' equity (Notes 6 and 12):
Preference stock, par value $1, authorized
  1,878,870 shares: Series B, $2.475
  cumulative,  convertible, issued 20,386
  and 25,386 shares (entitled in liquidation
  to $1.1 million and  $1.4 million);           20        25
 Series D, reported above
Common stock, par value $1,
 authorized 35,000,000 shares:
 issued 15,096,817 and 15,055,237 shares    15,097    15,055
Other capital                               63,077    60,818
Retained earnings                           20,063     8,464
 Treasury stock at cost;
  333,168 and 347,691 common shares        (4,342)   (4,507)

Total shareholders' equity                  93,915    79,855

Total liabilities and
 shareholders' equity                     $225,409  $213,261

See accompanying notes to consolidated financial statements.

                              13-17
               DRAVO CORPORATION AND SUBSIDIARIES

              Consolidated Statements of Operations

                                           Years ended December 31,
(In thousands, except per share data)    1996      1995      1994

Revenue                              $158,133  $146,067  $278,052
Cost of revenue                       118,165   109,541   234,018

  Gross profit                         39,968    36,526    44,034

Selling expenses                        4,560     5,009     7,116
General and administrative expenses    16,410    16,228    22,497

  Earnings from operations             18,998    15,289    14,421

Other income (expense):
 Equity in earnings of joint ventures     710       572     1,672
 Other income (expense)                  (54)       182     1,088
 Interest income                          900        85       754
 Interest expense                    ( 6,426)  ( 4,807)  (12,408)

  Net other expense                  ( 4,870)  ( 3,968)  ( 8,894)

Earnings before taxes from
 continuing operations                14,128     11,32     15,527
Income tax expense (Note 13)               --       340       597

Earnings from continuing operations    14,128    10,981     4,930
Loss on discontinued operations (Note 2)   --        --     6,554

Earnings (loss) before extraordinary item
  and cumulative accounting change     14,128    10,981  ( 1,624)
Extraordinary item (Note 14)               --        --  ( 7,572)
Cumulative effect of accounting
 change (Note 10)                          --        --  ( 1,361)

  Net earnings (loss)                  14,128    10,981  (10,557)
Preference dividends                    2,529     2,535     2,544

Net  earnings  (loss) available
 for common stock                   $  11,599   $ 8,446 $ (13,101)

Weighted average shares outstanding    14,894    14,875    14,859

Primary earnings (loss) per share
   Continuing  operations            $   0.78  $   0.57  $   0.16
   Discontinued  operations                --        --    ( 0.44)
   Extraordinary  item                     --        --    ( 0.51)
   Cumulative  effect of
    accounting change                      --        --    ( 0.09)

Net earnings (loss)                  $   0.78   $  0.57  $ ( 0.88)

See accompanying notes to consolidated financial statements.

                              13-18
               DRAVO CORPORATION AND SUBSIDIARIES

          Consolidated Statements of Retained Earnings

                                           Years ended December 31,
(In thousands)                            1996     1995      1994

Retained earnings at beginning of year $ 8,464  $    18  $ 13,119
Net earnings (loss)                     14,128   10,981  (10,557)

                                        22,592   10,999     2,562

Dividends declared:

Series B preference stock                   59       65        74
Series D preference stock                2,470    2,470     2,470

                                         2,529    2,535     2,544

Retained earnings at end of year       $20,063  $ 8,464  $     18


See accompanying notes to consolidated financial statements.

                              13-19
               DRAVO CORPORATION AND SUBSIDIARIES

              Consolidated Statements of Cash Flows

                                                 Years  ended December 31,
(In thousands)                                   1996      1995      1994

Cash flows from operating activities:
Earnings from continuing operations           $ 14,128  $ 10,981  $  4,930
Adjustments to reconcile earnings from
 continuing operations to net cash provided
 (used) by continuing operations activities:
  Depreciation and amortization                 10,124     9,536    17,626
  Change in accounting principle                    --        --    (1,361)
  Loss (gain) on sale of assets                     54      (182)   (1,088)
  Equity in joint ventures                         373        70      (116)
  Changes in assets and liabilities, net of
      effects from DBM disposition:
   Decrease (increase) in accounts receivable      986    (4,113)    (143)
   Decrease (increase) in notes receivable        (507)      568      464
   Decrease (increase) in inventories           (2,287)   (1,556)   3,909
   Decrease (increase) in other current assets     638       745     (869)
   Decrease (increase) in other assets             177    (5,150)  (6,302)
   Increase (decrease) in accounts payable
    and accrued expenses                        (4,522)  (27,142)   7,873
   Increase (decrease) in income taxes payable    (502)     (144)     329
   Increase in other liabilities                   342       390    3,178

   Total adjustments                             4,876   (26,978)  23,500

Net cash provided (used) by continuing
 operations activities                          19,004   (15,997)  28,430

Loss from discontinued operations                   --        --   (6,554)
Increase (decrease) in net liabilities of
 discontinued operations                         4,491   (13,099)  (4,592)
Proceeds from repayment of notes receivable
 from sale of discontinued operations               --     2,200    1,600

Net cash provided (used) by discontinued
 operations activities                           4,491  (10,899)   (9,546)
Net cash used by extraordinary item                 --       --    (7,572)

Net cash provided (used) by
 operating activities                         $ 23,495 $(26,896) $ 11,312


See accompanying notes to consolidated financial statements.

                              13-20



               DRAVO CORPORATION AND SUBSIDIARIES

              Consolidated Statements of Cash Flows

                                               Years ended December 31,
(In thousands)                                 1996      1995      1994

Cash flows from investing activities:
Proceeds from sale of assets                 $   --  $ 120,867  $  2,148
Additions to property, plant and equipment  (20,009)  ( 33,144)  (44,757)
Other, net                                       (1)         3       509

Net cash provided (used) by
 investing activities                       (20,010)    87,726   (42,100)


Cash flows from financing activities:
Net borrowing under revolving
 credit agreements                            5,160     27,948    19,300
Principal payments under long-term notes     (6,123)   (85,259)   (4,736)
Proceeds from issuance of long-term notes       273        185    19,945
Proceeds from issuance of common stock          248        557        42
Purchase of treasury stock                       --     (2,667)       --
Dividends                                    (2,529)    (2,535)   (2,544)

Net cash provided (used) by
 financing activities                        (2,971)   (61,771)   32,007

Net increase (decrease) in cash
 and cash equivalents                           514       (941)    1,219
Cash and cash equivalents at
 beginning of year                            1,086      2,027       808

Cash and cash equivalents at end of year   $  1,600  $   1,086  $  2,027



Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
 Interest (net of amount capitalized)     $  6,492  $   5,695  $ 12,408
 Income taxes                                  502        175      (143)


See accompanying notes to consolidated financial statements.

                              13-21

               DRAVO CORPORATION AND SUBSIDIARIES

           Notes to Consolidated Financial Statements


Note 1: Summary of Significant Accounting Policies

Description of Business: The consolidated financial statements include the accounts of Dravo Corporation and its majority-owned subsidiaries (the company). The principal subsidiary is Dravo Lime Company, one of the nation's largest lime producers. Lime is sold to electric utility companies under long-term contracts and to the pulp and paper, metals, chemicals, municipal and construction markets. Three major utility companies, with whom the company has long-term contracts, each accounted for more than 10 percent of consolidated revenue in 1996. The company completed a transaction on December 30, 1994 in which it sold substantially all the assets and certain liabilities of Dravo Basic Materials Company, Inc. (DBM), a former principal subsidiary. The assets and liabilities sold are removed from the company's December 31, 1996 and 1995 consolidated balance sheets. The December 31, 1994 consolidated statement of operations and consolidated statement of cash flows include the results of DBM for the entire year.

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

Property, Plant, Equipment and Depreciation: Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of 10 to 30 years for buildings and 3 to 30 years for machinery and equipment. Expenditures for maintenance and repairs which do not materially extend the lives of assets are expensed currently. The asset cost and accumulated depreciation are removed from the accounts for assets sold or retired, and any resulting gain or loss is included in other income and expense.


Income Taxes: Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits are more likely than not.

Earnings Per Share: Primary earnings per share are based on net earnings less preference dividends declared in the year, divided by the weighted average sum of common shares outstanding during the year and common share equivalents. Shares exercisable as employee stock options and stock appreciation rights are considered common share equivalents except when their inclusion would be anti-dilutive. Primary common share equivalents are calculated based on the average common stock price for the year. Fully diluted earnings per share are based on net earnings, divided by the sum of the weighted average number of common shares outstanding during the year, weighted average number of shares resulting from the assumed conversion of issued preference shares to common shares and common share equivalents. Fully diluted common share equivalents are calculated based on the higher of the average or ending common stock price for the year. Fully diluted earnings per share are anti-dilutive in 1996, 1995 and 1994 and are not presented. Stock-based compensation is accounted for using the intrinsic value approach as prescribed by Accounting Principles Board Opinion No. 25.


                              13-22

Note 2:  Discontinued Operations

An additional provision of $6.5 million was taken in 1994 for a previously established discontinued operations reserve. Part of the provision was for legal fees anticipated to pursue various lawsuits and claims, including the Hastings insurance litigation discussed in Note 8, Contingent Liabilities.

The company received a refund from a state taxing authority in 1996 after filing amended tax returns based on its current interpretation of the state tax code. The original tax returns were filed on a separate basis and included only the results of entities that had operations in the state. Those entities were, for the most part, profitable and paid income taxes. The amended tax returns were filed on a combined basis, which included an apportionment of the results of all the company's operations, including losses from discontinued operations. The amended returns reported tax losses instead of taxable income and resulted in a $1.7 million refund, which was credited to the discontinued operations reserve.

The company received cash proceeds of $2.2 million in 1995 and $1.6 million in 1994 from the repayment of notes received from the previous sales of discontinued businesses.

The remaining discontinued operations' assets and liabilities for the respective years ended December 31 relate to non-cancelable leases, environmental, insurance, legal and other matters associated with exiting the engineering and construction business and are presented below:

(In thousands)                             1996         1995

Current assets:
Accounts and retainers receivable      $    323     $    122
Other                                        --        7,185
  Total current assets                      323        7,307

Accounts and retainers receivable            --          333
Other                                       309          309
  Total assets                         $    632     $  7,949

Current liabilities:
Accounts and retainers payable         $    536     $    140
Accrued loss on leases                    2,304        2,240
Other                                     3,782        4,004

  Total current liabilities               6,622        6,384

Accrued loss on leases                      954        3,328
Other                                     6,141        6,831

  Total liabilities                    $ 13,717     $ 16,543

Net liabilities and accrued loss
 on leases of discontinued operations $(13,085)    $( 8,594)


Note 3:  Dispositions

The company completed a transaction on December 30, 1994 in which it sold to Martin Marietta Materials, Inc. (Martin Marietta), effective January 3, 1995, substantially all the assets of its construction aggregates business. Assets sold included the assets, properties and leases of DBM, a wholly owned subsidiary of the company, and Atchafalaya Mining Company, Inc. (AMC), a wholly owned subsidiary of DBM, used in the production, marketing, distribution and sale of various aggregate products. Also sold was the capital stock of Dravo Bahama Rock Limited
(DBR), a wholly owned foreign subsidiary of DBM.

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

                              13-23

Note 3:  Dispositions (continued)

(In thousands, except per share data)

                                             1996        1995       1994
                                            Actual      Actual    Pro forma
                                                                 (Unaudited)

Revenue                                  $ 158,133   $ 146,067    $ 125,661
Cost of revenue                            118,165     109,541      94,859

Gross profit                                39,968      36,526      30,802

Selling expenses                             4,560       5,009       4,530

General and administrative expenses         16,410      16,228      12,872

 Earnings from operations                   18,998      15,289      13,400

Other income (expense):
 Equity in earnings of joint ventures          710         572       1,115
 Other income (expense)                       (54)         182         199
 Interest income                               900          85       1,727
 Interest expense                           (6,426)     (4,807)     (5,717)
  Net other expense                         (4,870)     (3,968)     (2,676)

Earnings before taxes from
 continuing operations                      14,128      11,321      10,724

Income tax expense                              --         340         489

Earnings from continuing operations       $ 14,128   $  10,981    $ 10,235

Earnings per share, continuing operations $   0.78   $    0.57    $   0.52

Note 4:  Inventories

Inventories for the respective years ended December 31 are classified as follows:

(In thousands)                           1996      1995


Finished goods                        $ 2,586   $ 1,677
Materials and supplies                 13,895    12,517

Net inventories                       $16,481   $14,194

Note 5:  Notes Payable

Notes payable at December 31 include the following:

(In thousands)
                                           1996         1995

Variable rate revolving line of credit  $33,110      $27,950
11.21% notes, payable through 2002       35,828       41,800
Other notes, payable through 2005           763          641

                                         69,701       70,391
Deduct: Current portion of notes          6,166        6,099
Total long-term notes                   $63,535      $64,292

The variable rate revolving line of credit is a $65.0 million revolving credit/letter of credit facility with Regions Bank of Alabama (formerly First Alabama Bank); PNC Bank, N.A.; and Bank of America Illinois. Interest on the revolver equals either the base lending rate of Regions Financial Corporation, Regions Bank of Alabama's parent, or, at the option of the company, the Eurodollar interest rate plus 2 percent. The facility expires July 31, 1998, but includes renewal provisions.

The company used a portion of the line of credit to finance construction of a new kiln and related material-handling equipment at its Maysville facility. On July 31, 1997, up to $17.0 million borrowed under the facility may be converted to a five-year term loan. Also on July 31, 1997, the amount available under the revolver will be reduced from $65.0 million to $48.0 million.


Note 5:  Notes Payable (continued)

The 11.21 percent term notes require quarterly interest payments and annual principal repayments in the amount of $6.0 million.

Obligations under the revolving credit/letter of credit facility and the 11.21 percent term notes are secured by a pledge of the stock of Dravo Lime Company and Dravo Basic Materials Company along with Dravo Lime Company's accounts receivable and finished goods inventories. Additionally, certain contract rights, patents and mortgages on the company's Maysville, Black River and Longview plants have been pledged as collateral. The agreements contain uniform restrictive covenants that require the company to maintain minimum net worth levels and fixed charge ratios on a consolidated basis; restrict incurrence of debt, liens and lease obligations; restrict the sale of significant assets; and limit payment of dividends. The company may not declare a common stock dividend if that dividend plus all other common dividends paid after September 30, 1995, exceed 25 percent of cumulative earnings from continuing operations after September 30, 1995. Cumulative earnings exclude gains from the sale of capital assets, extraordinary gains and unremitted earnings of joint ventures. At December 31, 1996, cumulative earnings since September 30, 1995 from which dividends could be declared totaled $16.9 million. No dividends on common stock were declared.

Assets pledged under certain notes and leases had a book value of $141.7 million at December 31, 1996.

Amounts payable on long-term debt, excluding the variable rate revolving line of credit, due in 1997 and thereafter are: 1997, $6.2 million; 1998, $6.2 million; 1999, $6.1 million; 2000, $6.0 million; 2001, $6.0 million; and after 2001, $6.1 million.

                              13-24

Note 6:  Redeemable Preference Stock

The company has outstanding 200,000 shares of cumulative, convertible, exchangeable Series D Preference Stock. Cumulative dividends of $3.0875 per share are payable quarterly. Each share of preference stock may be converted, at the option of the holder, into 8.0 shares of common stock. The stock is also exchangeable, at the option of the company, for 12.35 percent Senior Subordinated Convertible Notes due September 21, 2001. The 12.35 percent Senior Subordinated Notes would contain the same conversion rights, restrictions and other terms as the preference stock.

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

The  company  had  outstanding 20,386 and 25,386  shares  of cumulative, convertible Series B Preference Stock on December 31, 1996 and 1995, respectively. Cumulative annual dividends of $2.475 per share are payable quarterly. Each share of Series B Preference Stock may be converted at the option of the holder to 3.216 shares of common stock. In the event of the company's liquidation, the holders of the Series B Preference Stock are entitled to $55 per share plus all accumulated and unpaid dividends.


Note 7:  Commitments

Total rental expense for 1996, 1995, and 1994 was $3.0 million, $3.1 million and $35.2 million, respectively. The 1994 amount includes Dravo Basic Materials rental expense. The minimum gross rentals under non-cancelable operating leases for these years were $12.4 million, $13.0 million and $17.3 million, respectively. Of these amounts, $10.2 million, $10.5 million and $10.5 million in 1996, 1995 and 1994, respectively, were provided for in the discontinued operations provision.

The minimum future rentals under non-cancelable operating leases and future rental receipts from subleases to third parties as of December 31, 1996 are indicated in the following table. Of the $6.9 million net minimum payments, $3.3 million relates to, and has been expensed as part of, discontinued operations.

Minimum Future Rentals and Rental Receipts

(In thousands)

1997                                 $ 12,487
1998                                    4,193
1999                                      312
2000                                       74
2001                                       49
After 2001                                 --

Total minimum payments required        17,115
Less: Sublease rental receipts       (10,203)

Net minimum payments                 $  6,912

A joint venture phosphate mining operation, in which the company is a 50-percent partner, has credit available under a bank loan agreement for equipment purchases. The company would be required to repay the entire loan in the event of a failure of both the joint venture and the other partner. At December 31, 1996 and 1995, $3.1 million and $4.6 million, respectively, was borrowed under the agreement.

At December 31, 1996 and 1995, the company had outstanding letters of credit totaling $4.8 million and $5.0 million, respectively.


Note 8:  Contingent Liabilities

The company has been notified by the federal Environmental Protection Agency (EPA) that the EPA believes the company is a potentially responsible party (PRP) for the clean-up of soil and groundwater contamination at four sub-sites in Hastings, NE. The Hastings site is one of the EPA's priority sites for taking remedial action under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA).

The company participated in an EPA-initiated allocation proceeding for a municipal landfill sub-site to allocate shares of liability for past response costs and costs of a proposed cap of the landfill. As part of this proceeding, the allocator conducted a mediation session which resulted in a settlement among the EPA and the PRPs. Pursuant to the settlement, the company agreed to pay $702,000, or 14.33 percent of the $4.9 million past costs and estimated source control costs for this sub-site. In exchange, the company received contribution protection against third-party claims as well as a covenant from the EPA not to sue for its past and future response costs at this sub-site.

                              13-25

The company has also been notified by the EPA that the EPA considers it a PRP at another municipal landfill in Hastings. At least three other parties (including the City of Hastings) are considered by the EPA to be PRPs at this second sub-site. At this sub-site, the company has concluded that the City of Hastings is primarily responsible for proper closure of the landfill and the remediation of any release of hazardous substances. In January, 1994, the EPA invited the company and the other PRPs to make an offer to conduct a remedial investigation and feasibility study (RI/FS) of this sub-site and stated that the EPA was in the process of preparing a work plan for the RI/FS. None of the PRPs has volunteered to undertake the RI/FS.

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

The fourth sub-site is a former naval ammunition depot which was subsequently converted to an industrial park. The company and its predecessor owned and operated a manufacturing facility in this industrial park. To date, the company's investigation indicates that it did not cause the release of hazardous substances at this sub-site during the time it owned and operated the facility. The United States has undertaken to conduct the remediation of this sub-site.

In addition to sub-site clean-up, the EPA is seeking a clean-up of area-wide contamination associated with all of the sub-sites in and around Hastings, NE. The company, along with other Hastings PRPs, has recommended that the EPA adopt institutional controls as the area-wide remedy in Hastings. The EPA has indicated some interest in this proposal but has decided to first conduct an area-wide remedial investigation before choosing a remedy.

On August 10, 1992, the company filed suit in the Alabama District Court against its primary liability insurance carriers and one of its predecessor's insurers, seeking a declaratory judgment that the company is entitled to a defense and indemnity under its contracts of insurance (including certain excess policies provided by one of the primary carriers) with regard to the third Hastings sub-site. On motion of the defendant insurance carriers, the suit was transferred to the District Court for the Western District of Pennsylvania on October 31, 1996. The company has settled the claim against its predecessor's insurer, but the case against the company's insurers is still in litigation. An award of punitive damages is also being sought against the company's insurers for their bad faith in failing to investigate the company's claim and/or denying the company's claim. The company has notified its primary and excess general liability carrier, as well as the excess carrier of its predecessor, of the receipt of its notice of potential liability at the second and fourth sub-sites.



Note 8:  Contingent Liabilities (continued)

Estimated total clean-up costs, including capital outlays and future maintenance costs for soil and groundwater remediation of approximately $14 million, are based on independent engineering studies. Included in the discontinued operations provision is the company's estimate that it will participate in 33 percent of these remediation costs. The company's estimated share of the costs is based on its assessment of the total clean-up costs, its potential exposure, and the viability of other named PRPs. These estimates are, by their nature, uncertain and dependent upon numerous factors, any of which could cause actual results to differ materially from projected amounts.

Other claims and assertions made against the company will be resolved, in the opinion of management, without material additional charges to earnings.


Note 9:  Retirement Plans

The company has several defined benefit plans covering substantially all employees. Benefits for the salaried plan are based on salary and years of service, while hourly plans are based on negotiated benefits and years of service. The company's funding policy is to make such contributions as are necessary to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Plan assets are composed primarily of government securities and corporate debt and equities.

In 1996, the company changed the date it measures plan assets and obligations to September 30. The following table reconciles the plans' funded status as of September 30, 1996 and December 31, 1995 to the amounts recognized in the company's balance sheets at December 31, 1996 and 1995, respectively:

                              13-26

                                 1996                               1995
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

Actuarial present
 value of projected
 benefit obligation:
Vested employees         $157,288       $24,628             $179,649          $27,100
Non-vested employees          153         1,201                  277              855
Accumulated benefit
 obligation               157,441        25,829              179,926           27,955
Effect of projected
 future salary increases    2,865         1,480                3,264            1,410
Total projected
 benefit obligation       160,306        27,309              183,190           29,365
Plan assets including
 fourth quarter
 contributions            157,442        19,720              182,661           19,555
Assets less than projected
 benefit obligation        (2,864)       (7,589)                (529)          (9,810)
Unamortized net
 liability existing
 at transition date            --           280                   --              325
Unrecognized net loss from
 actuarial experience      27,275         4,622               22,450            7,187
Recognition of additional
 minimum liability             --        (4,093)                  --           (6,175)
Prepaid (accrued)
 pension expense         $ 24,411       $(6,780)            $ 21,921          $(8,473)


Note 9:  Retirement Plans (continued)

The sale of Dravo Basic Materials' assets resulted in the termination of employment for essentially all Dravo Basic Materials employees and certain executive and administrative employees of a subsidiary
company.   As a result, the company recognized a charge in 1994  for
pension  curtailment and special termination benefits expense.   The
components of 1996, 1995 and 1994 net periodic pension expense are as follows:

                                        Years ended December 31,
                                         1996     1995     1994
(In thousands)

Service cost of benefits
 earned during the year              $    670   $  470 $  1,023
Interest cost on projected
 benefit obligation                    15,098   14,356   13,981
Actual (return) loss on
 plan assets                            2,299 (52,972)   14,570
Net amortization (deferral)           (16,430)   38,446 (29,521)
Curtailment and special
 termination benefits expense              --       --      921

Net pension expense for year         $  1,637   $  300 $    974

Expected long-term rate of
 return on assets used to determine
 net pension expense                    7.75%     9.0%     8.0%

The following assumptions were used for the valuation of the pension obligations as of September 30, 1996 and December 31, 1995 and 1994:

                                         1996     1995     1994

Discount rate                            8.0%    7.25%    8.55%
Rate of increase in
 compensation levels                     5.0%     5.0%     5.0%


Note 10:  Postretirement and Postemployment Benefits

The company provides health care and life insurance benefits for retired employees. Employees may become eligible for certain benefits if they meet eligibility qualifications while working for the company. The company participates in various Medicare HMOs. Retirees have the option of joining a Medicare HMO or selecting other health care plans; however, the company contributes a fixed amount toward the cost of the coverage regardless of the plan selected.

                              13-27

The   company   accrues  for  the  expected  cost  of   providing
postretirement benefits to the employee and the employee's beneficiaries and covered dependents during the years of employment service. Expense in 1994 included a $471,000 curtailment loss resulting from the termination of essentially all Dravo Basic Materials employees and certain executive and administrative employees of a subsidiary company due to the Dravo Basic Materials asset sale.

No funds are segregated for future postretirement obligations. The company is amortizing its accumulated postretirement benefit obligation (APBO) over a 20-year period. The APBO was calculated using a discount rate of 8.0 percent and a health care cost trend rate of 8.25 percent in 1997, gradually declining to 6.0 percent in 2001. An increase in the health care cost trend rate of 1 percent would increase the APBO at September 30, 1996, by $126,000 and the total service and interest rate components of the 1996 postretirement benefit cost by $10,000.

Postretirement benefit cost for 1996, 1995 and 1994 includes the following components:


Note 10:  Postretirement and Postemployment Benefits (continued)

(In thousands)                         1996     1995    1994

Service cost - benefits earned
 during the period                   $   31   $   44   $  105
Interest cost on accumulated
 postretirement benefit obligation    1,516    2,683    2,659
Net amortization and deferral         1,192    1,705    1,789
Curtailment loss                         --       --      471

Postretirement benefit cost          $2,739   $4,432   $5,024

In 1996, the company changed the date it measures plan obligations to September 30. The following table reconciles the plans' funded status as of September 30, 1996 and December 31, 1995 to the amounts recognized in the company's balance sheets at December 31, 1996 and 1995, respectively:

(In thousands)                                  1996        1995

Accumulated postretirement
 benefit obligation:
 Retirees and related beneficiaries           $ 18,296   $ 21,505
 Other fully eligible participants                 870      1,284
 Other active participants not fully eligible      854        866

Accumulated postretirement
 benefit obligation:                            20,020     23,655

 Fourth quarter cash flow                         (232)        --
 Unrecognized transition obligation            (13,520)   (15,122)
 Unrecognized net loss                         ( 4,468)   ( 6,536)

Accrued postretirement
 benefit liability                            $  1,800   $  1,997

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


                              13-28


Note   11:    Stock  Options,  Stock  Appreciation   Rights   and
Performance Shares

The company has awarded to executives and key employees common stock options and stock appreciation rights (collectively, rights) under four plans: the 1978 Plan, the 1983 Plan, the 1988 Plan and the 1994 Plan. Under the 1988 and 1994 Plans, options may be granted either alone or in tandem with related stock appreciation rights, or stock appreciation rights may be granted separately. The 1983 Plan provided for the granting of options, stock appreciation rights (either separate or in tandem with a related option) and performance shares. The price of stock options and the basis of stock appreciation rights so granted is the average of the company's high and low market prices on the grant date. Rights cannot be exercised until one year after the grant date and expire 10 years from date of grant. No additional grants can be made from the 1978 or 1983 Plans, both of which have expired. There were no performance shares outstanding at December 31, 1996 and 1995.

Any incremental value of stock appreciation rights and performance shares granted is recognized as expense, while a decline in the market value of the stock is recognized as a reduction in expense to the extent previously recognized. There was no change in the incremental value during the last three years.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) requires financial statements for fiscal years beginning after December 15, 1995 to estimate the fair value of stock-based compensation awarded to employees in 1995 and thereafter. SFAS 123 allows companies to choose between continuing to account for stock-based awards using the intrinsic value, as prescribed by Accounting Principles Board Opinion No. 25 (APB 25), or the fair value. The company applies APB 25 and related Interpretations in accounting for options.

The fair value of each stock option grant awarded in 1996 and 1995 was estimated on the date of grant using the Black-Scholes option pricing model. The weighted average fair values determined by the model and assumptions used are presented below:

                                         1996           1995

Weighted average fair value             $ 5.17         $ 5.08
Risk-free interest rate                   6.6%           6.8%
Expected dividend yield                     0%            0%
Expected option life                      6.0            6.0
Expected volatility                      23.96%         23.96%


The table below shows the pro forma amounts for income and earnings per share at December 31 assuming compensation expense had been recorded at fair value:

(In thousands, except per share data)
                                             1996           1995
Net income
  As reported                              $14,128        $10,981
  Pro forma                                 13,129          9,844

Earnings per share
  As reported                                $0.78          $0.57
  Pro forma                                  $0.71          $0.49

                              13-29

Note   11:    Stock  Options,  Stock  Appreciation   Rights   and
              Performance Shares (continued)

The following summary shows the changes in outstanding rights for the last three years:

                                                    Weighted
                                  Exercise Price     Average
                      Shares        Per Share     Exercise Price

Outstanding at
 January 1, 1994    1,298,950     $ 5.94 - $19.31     $12.60
Granted                12,000         $11.69          $11.69
Exercised             (11,300)    $ 7.94 - 11.25      $ 9.78
Expired               (13,100)        $11.25          $11.25
Outstanding at
 December 31, 1994  1,286,550     $ 5.94 - $19.31     $12.63

Granted               417,500     $10.69 - $14.06     $12.92
Exercised            ( 59,750)    $ 5.94 - $11.88     $ 9.26
Forfeited            (144,700)    $10.25 - $19.31     $13.80
Expired              ( 27,050)        $14.38          $14.38
Outstanding at
 December 31, 1995  1,472,550     $ 5.94 - $19.31     $12.70

Granted                63,500     $13.12 - $13.56     $13.18
Exercised             (25,500)    $ 5.94 - $11.88     $ 9.72
Forfeited             (27,150)    $10.25 - $19.31     $14.84
Outstanding at
 December 31, 1996  1,483,400     $ 5.94 - $19.31     $12.74

The outstanding stock options at December 31, 1996 have an estimated weighted average contractual life of 4.8 years.

Rights
exercisable at
December 31, 1996    1,419,900    $5.94 - $19.31      $12.72

Shares available
 for future grants
 at December 31,
 1996                  624,500


Note 12:  Shareholders' Equity

Components  of  shareholders'  equity  at  December  31   (except
retained  earnings,  which  is  set  forth  in  the  Consolidated
Statements of Retained Earnings) are presented below:

                                    Preference  Common    Other   Treasury
(In thousands)                         Stock     Stock   Capital   Shares

Balance, January 1, 1994                $32   $14,968   $63,260  $(1,840)

Common shares issued through:
  Conversion of Series B
   Preference stock (12,864)            (4)        13       (9)
  Common stock options
   exercised (5,151)                                5        37
Minimum pension liability adjustment                        266

Balance, December 31, 1994             $28    $14,986   $63,554  $(1,840)

Common shares issued through:
  Conversion of Series B
   Preference stock (9,648)            (3)          9        (6)
  Common stock options
   exercised (59,750)                              60       496
Purchase of treasury shares (228,470)                             (2,667)
Minimum pension liability adjustment                     (3,226)

Balance, December 31, 1995            $25     $15,055   $60,818  $(4,507)

Common shares issued through:
  Conversion of Series B
   Preference stock (16,080)           (5)         16       (11)
  Common stock options
   exercised (25,500)                              26       222
Executive incentive
 compensation (9,523)                                        (5)     113
Directors' fees (5,000)                                      15       52
Minimum  pension liability adjustment                     2,038

Balance, December 31, 1996           $20      $15,097   $63,077  $(4,342)

                              13-30


Note 13:  Income Taxes

Income before taxes and provisions for income tax expense from continuing operations at December 31 are:

(In thousands)                           1996      1995      1994

Income before taxes                   $14,128   $11,321    $5,527

Current federal income taxes          $    --   $    --    $  350
Deferred federal income taxes              --        --        --
Current state income taxes                 --       340       247

  Total                               $     0   $   340    $  597

The actual income tax expense attributable to earnings from continuing operations differed from the amounts computed by applying the U. S. federal tax rate of 35 percent in 1996 and 34 percent in 1995 and 1994 to pretax earnings from continuing operations as a result of the following:

(In thousands)                           1996      1995      1994

Computed "expected" tax expense       $ 4,945   $ 3,849   $ 1,879
Alternative minimum tax                    --        --       300
Percentage depletion                   (  720)   (  992)   (1,880)
State income taxes, net of federal
 income tax benefit                        --       224       163
Other items                               553        51       135
Benefit of operating
 loss carryforwards                    (4,778)   (2,792)       --

  Provision for income tax               $  0  $    340   $   597

Note 13:  Income Taxes (continued)

The significant components of the deferred income tax expense
(benefit) attributable to income from continuing operations for the years ended December 31 are as follows:

(In thousands)                                     1996      1995      1994

Deferred tax expense (benefit)(exclusive of the
 effect of other component listed below)          $ 1,552  $(6,058)  $  1,340
Increase (decrease) in balance of the valuation
  allowance for deferred tax assets                (1,552)   6,058     (1,340)

  Total                                           $    --  $    --   $     --

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

                                                   1996      1995

Deferred tax assets:
 Provision for discontinued operations          $ 4,580   $ 3,008
 Accounts receivable, principally due
  to allowance for doubtful accounts                 59       302
 Inventories, principally due to additional
  costs inventoried for tax purposes
  pursuant to the Tax Reform Act of 1986              6        19
 Compensated absences, principally due to
  accrual for financial reporting purposes          500       500
 Net operating loss carryforwards                62,808    67,229
 Investment tax credit carryforwards                976     1,722
 Other                                              916     1,022

Total gross deferred tax assets                  69,845    73,802
 Less valuation allowance                       (34,829)  (36,381)

Net deferred tax assets                          35,016    37,421

Deferred tax liabilities:
 Properties and equipment, principally due
  to depreciation                                 5,810     6,417
 Pension accrual                                  4,353     6,151

Total gross deferred tax liabilities             10,163    12,568

Net deferred tax asset                         $ 24,853  $ 24,853


Note 13:  Income Taxes (continued)

The net change in the total valuation allowance for the years ended December 31, 1996 and 1995 was a decrease of $1.6 million and an increase of $6.1 million, respectively.

The company had NOLs of approximately $179.5 million at December
31, 1996, because of losses associated with discontinued businesses. These NOLs expire as follows:

(In thousands)

2002                                       $ 1,601
2003                                        76,662
2004                                        38,856
2005                                        17,222
2006                                         6,471
2007                                         1,629
2008                                        15,031
2009                                        12,008
2010                                         9,973

                              13-31

Tax benefits of $1.0 million for investment tax credits expiring in 1997 and later are also being carried forward.

Current accounting standards require that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. In addition, future tax benefits, such as NOLs, are required to be recognized to the extent that realization of such benefits is more likely than not. A valuation allowance is established for those benefits that do not meet the more likely than not criteria.


Note 13:  Income Taxes (continued)

In assessing the valuation allowance established at December 31, 1996 and 1995, estimates were made as to the potential financial impact on the company should resolution of the remaining substantive uncertainty associated with discontinued operations substantially exceed management's estimates. The uncertainty involves the Hastings, Nebraska, environmental matter and is discussed more fully in Note 8, Contingent Liabilities. Management's position is to vigorously pursue its claims against other PRPs and to contest the liability for environmental clean-up. In determining the appropriate valuation allowance, however, management has used the upper limit of the potential financial impact estimated for this matter. Also, operating profits were lower than forecasted in 1996 primarily due to operational difficulties and higher-than-expected expenses at Black River.

Management believes that the company will generate sufficient future taxable income to realize the entire deferred tax asset prior to expiration of any NOLs and that the realization of a $24.9 million net deferred tax asset is more likely than not. Income projections for the contract lime business are based on historical information adjusted for contract terms. In order to fully realize the net deferred tax asset, the company will need to generate future taxable income of approximately $70.9 million prior to the expiration of the NOLs.

Historically, Dravo Lime's cumulative taxable earnings for the past five years total $61.5 million. There can be no assurance, however, that the company will generate enough taxable income to realize the deferred tax asset prior to the NOLs expiring.


Note 14:  Extraordinary Item

In conjunction with the sale of DBMs' assets, existing loan agreements were substantially altered, including a $35 million reduction in the amount available under a revolving credit facility. Also, while negotiating a financing agreement with Prudential Power Funding for the Black River expansion, the company purchased a call option that enabled it to prepay on May 17, 1995, without penalty, amounts outstanding under the financing agreement. Cash received from the Dravo Basic Materials asset sale equaling the outstanding principal on the Prudential Power Funding facility, interest through May 16, 1995 and an exit fee was placed in escrow. With Prudential Power Funding's consent, the entire amount borrowed was prepaid. The fees associated with these agreements were written off as an extraordinary item in 1994.



Note 15: Fair Value of Financial Instruments

The fair value of financial instruments without extended maturities equals their carrying values. The estimated fair value of financial instruments with extended maturities at December 31 is presented below:

(In thousands)
                                           1996                1995

                                   Carrying    Fair      Carrying   Fair
                                    Value      Value      Value     Value

Notes payable                      $69,701    $70,623     $70,391   $72,124
Series D Preference Stock           20,000     22,533      20,000    23,242

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


Note 16:  Research and Development

Research and development activity for the years ended December 31 is as follows:

(In thousands)                                1996      1995      1994

Total research and development expense      $3,742    $3,558    $4,393

Billings to third parties                    1,784     1,255     2,361

Net research and development expense        $1,958    $2,303    $2,032


                              13-32

Note 17: Interim Financial Information

(Unaudited, in millions,                First    Second     Third  Fourth
 except earnings per share)            Quarter   Quarter   Quarter Quarter

1996
Revenue                                $38.2      $39.3     $40.8    $39.8
Gross profit                             9.7        9.3      10.6     10.4
Earnings before taxes
 from continuing operations              3.2        3.6       3.7      3.6
Provision (benefit) for income taxes     0.1        0.1       0.1     (0.3)
Net earnings                             3.1        3.5       3.6      3.9
Net earnings per share                  0.17       0.19      0.20     0.22

1995
Revenue                                $33.9      $35.7     $37.8    $38.6
Gross profit                             8.7        9.5       9.5      8.8
Earnings before taxes from
 continuing operations                   2.7        2.9       3.1      2.6
Provision (benefit) for income taxes     0.2        0.2       0.2     (0.3)
Net earnings                             2.5        2.7       2.9      2.9
Net earnings per share                  0.13       0.14      0.15     0.15


                                 13-33

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

The Board of Directors, acting through its Audit Committee composed exclusively of outside directors, reviews and monitors the company's financial reports and accounting practices. The Board of Directors, upon the recommendation of the Audit Committee, appoints the independent certified public accountants subject to ratification by the shareholders. The Audit Committee meets periodically with management, the Director of Internal Auditor and the independent auditors. These meetings include discussions of internal accounting control, results of audit work and the quality of financial reporting. Financial management as well as the Director of Internal Auditor and independent auditors have full and free access to the Audit Committee.



Independent Auditors' Report


The Board of Directors and Shareholders
Dravo Corporation:

We have audited the accompanying consolidated balance sheets of Dravo Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dravo Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 10 to the consolidated financial statements, the  company  adopted the method of accounting for postemployment
benefits   prescribed   by  Statement  of  Financial   Accounting
Standards No. 112 in 1994.


KPMG Peat Marwick LLP
Pittsburgh, Pennsylvania
January 22, 1997


                              13-34

                        Five-Year Summary

Years ended December 31,         1996      1995      1994      1993    1992

($ Amounts in millions, except per share data)

Summary of operations:
Revenue                        $158.1    $146.1    $278.1    $277.6    $273.0
Gross profit                     40.0      36.5      44.0      49.3      51.7
Interest expense                  6.4       4.8      12.4       9.2      10.5
Depreciation expense             10.1       9.5      17.6      18.0      18.6
Earnings before taxes
 from continuing operations      14.1      11.3       5.5      10.5      12.7
Provision (benefit) for
 income taxes                      --       0.3       0.6     (24.6)      2.4
Earnings from continuing
 operations                      14.1      11.0       4.9      35.1      10.3
Loss from discontinued
   operations,  net  of
   income  taxes                   --        --      (6.5)    (35.3)       --
Extraordinary item                 --        --      (7.5)       --       1.6
Cumulative accounting change       --        --      (1.4)       --        --
Net earnings (loss)              14.1      11.0     (10.5)     (0.2)     11.9
Preferred dividends declared      2.5       2.5       2.5       2.6       2.6
Capital expenditures             20.0      33.1      44.8      13.6       8.5
Employees at year end             781       756       768     1,416     1,421

Summary of financial position:
Total assets                   $225.4    $213.3    $307.3    $272.1    $268.5
Working capital                   8.5       9.8       6.3      59.5      60.1
Long-term obligations and
 redeemable preference stock     83.5      84.3      62.4     108.5     108.1
Total debt and redeemable
 preference stock                89.7      90.4     147.5     113.0     112.8
Property, plant and
 equipment, net                 126.0     116.2      93.5     110.0     114.9
Shareholders' equity             93.9      79.9      76.7      89.5      95.0

Per common share data:
Earnings from continuing
  operations                  $  0.78    $ 0.57   $  0.16   $  2.20    $ 0.52
Loss from discontinued
 operations                        --        --     (0.44)    (2.38)       --
Extraordinary item                 --        --     (0.51)       --      0.11
Cumulative accounting change       --        --     (0.09)       --        --
Net earnings (loss)              0.78      0.57     (0.88)    (0.18)     0.63
Book value                       6.29      5.33      5.06      6.15      6.27
Shareholders at year end        2,741     2,924     3,192     3,442     3,376

Mineral resources (in millions of tons):
Proven and probable reserves
Total reserves                  623.7     522.2     502.1   1,121.2   1,142.1
Tons mined                        7.6       7.1      23.2      22.8      25.4

                              13-35