Form 10-K405, Exhibit 13
period 1997-12-31
DRAVO CORP
filed 1998-03-27
CIK 30067

FINANCIAL REVIEW

OVERVIEW


Revenue and gross profit in 1997 exceeded 1996 levels as did net earnings. The net earnings improvement resulted from recording a tax benefit for tax net operating loss carryforwards. Mitigating this benefit were a major flood in the first quarter that disrupted shipments for an extended period and stopped the company from loading and its customers from unloading barges, overhead charges in the fourth quarter for severance costs associated with reducing executive staff size, expenses for an operations and financial review, and investment banking fees.

Net earnings for the year were $15.1 million, or $0.85 per diluted share, compared to $14.1 million, or $0.78 per diluted share, in 1996. The tax benefit improved 1997's earnings per share by approximately $0.32 while the overhead charges reduced earnings per share by approximately $0.13. Earnings for 1995 were $11.0 million, or $0.57 per diluted share.

During 1997, Dravo completed three major capital projects that position the company for future growth. Early in the year, 27 million tons of high-calcium reserves were acquired adjacent to the Longview plant in northern Alabama. In midyear, a new kiln at the Maysville plant in northern Kentucky started producing utility grade lime with annual capacity of 350,000 tons. A major refurbishing of an existing kiln at the Black River plant, also located in northern Kentucky, was completed near year-end. Production from the refurbished kiln will primarily supply the non-utility lime markets.


RESULTS OF OPERATIONS

CONTINUING OPERATIONS

Revenue: Revenue of $162.5 million was $4.3 million higher than in 1996. Most of the increase was due to strong commercial market lime demand in the southeastern United States. Demand for precipitated calcium carbonate, a product derived from lime and used by the pulp & paper industry, was particularly strong. Utility lime sales were negatively affected by a lightning strike that severely damaged equipment at a major customer's generating station and impacted lime deliveries for several months.

Revenue in 1996 was $12.1 million higher than 1995. As in 1997, much of the increase was attributable to higher sales in the southeast market region. Strong commercial demand, augmented by the sale of brokered lime

                                  13-13
as demand
exceeded production capacity, contributed to the revenue increase. Revenue also increased because a new aggregates plant, completed at Longview in late 1995, converts quarried limestone chemically unsuitable for lime production into crushed stone aggregate byproducts. Utility lime sales were dampened by prolonged delivery interruptions to a major utility customer caused by problems at the customer's generating station and by a reduction in over-scrubbing due to a drop in the value of sulfur dioxide (SO2) emission allowances.

Costs and Expenses: Gross profit of $40.8 million was up $867,000 from 1996 while 1996 was up $3.4 million over 1995. Gross profit margins in all three years were maintained at the 25 percent level despite less demand from utilities in 1997 and 1996 than required to maximize production and fully utilize the company's new utility lime kilns. Gross profit and margins were also suppressed by the need to purchase commercial-grade lime in the southeast region as demand surpassed production capacity.

Selling expenses were $5.1 million, $4.6 million and $5.0 million in 1997, 1996 and 1995, respectively. Part of the increase in 1997 was for marketing of Sorbalit technology, a system for acid gas and air toxins removal for which the company is the exclusive North America licensee, and development costs for a proprietary nitrous oxide removal process. Selling expenses vary depending on research and development expense billed to third parties. These research activities involve a variety of lime-related technologies, with particular emphasis on air pollution control. Depending on the project, governmental agencies, public utilities or private groups may reimburse all or a portion of a project's costs. Third-party billings are treated as a reduction in costs. Research and development costs and billings to third parties are detailed in
Note 15, Research and Development, in the Notes to Consolidated Financial Statements.

General and administrative expenses were $2.3 million higher in 1997 than 1996.

The increase was principally due to an accrual for severance costs associated with reducing executive staff size, consulting fees for an operations and financial review and expenses related to an investment banking review to explore merger and acquisition opportunities. General and administrative expenses were essentially unchanged in 1996 versus 1995. A $1.3 million pension expense increase was more than offset by a $1.7 million drop in retiree medical costs. The company began participating in various Medicare HMOs in 1996 and fixed the amount it contributes toward the cost of retiree medical coverage.

Equity in earnings of joint ventures includes the company's share in three 50-percent owned joint ventures: a contract phosphate rock mining operation in Idaho, a small contract coke operation in Wyoming, and an activated carbon production plant in New York. The phosphate mining operation's profitability varies depending on mining conditions and the requirements of its single contract customer. Earnings from joint ventures were higher in 1997 compared to 1996 due to strong phosphate demand; however, a loss of $130,000 was recorded on the activated carbon venture that started operations in late 1997. Joint venture earnings were higher in 1996 than 1995 due to strong phosphate demand and a return to more normal maintenance expense.

Other income (expense) includes the gain or loss on the disposal of property, plant and equipment. In 1997, 1996 and 1995, the amounts were insignificant.

Interest income of $235,000 was $665,000 lower than in 1996. Last year's amount included interest on a refund received from a state taxing authority after the company filed amended tax returns based on a revised interpretation of the state tax code.

Interest expense in 1997 was $7.0 million, $599,000 more than 1996, due to higher debt levels. Capital expenditures totaled $27.2 million and were partially funded by debt. Debt increased $14.4 million from year-end 1996 to year-end 1997. In 1996, interest expense increased $1.6 million from 1995, also because of higher debt levels. The proceeds from the sale of the assets of Dravo Basic Materials (DBM), the company's construction aggregates operation, enabled the company to reduce debt, including amounts borrowed under a revolving line of credit, $85.5 million at the beginning of 1995. The revolver debt level subsequently increased throughout 1995 as the company satisfied retained DBM liabilities, principally accounts payable, and completed a $60 million expansion project at Black River.

                                    13-14

Current accounting standards require that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. In addition, future tax benefits, such as tax net operating loss carryforwards (NOLs), are required to be recognized to the extent that realization of such benefits is more likely than not. A valuation allowance is established for those benefits that do not meet the more likely than not criteria. The company had NOLs of approximately $173 million at December 31, 1997. Management continually evaluates the recorded deferred tax valuation allowance and believes that, due to the large portion of revenue generated by long-term supply contracts and taxable income generated by the company since it started operating solely as a lime company three years ago, income can be reasonably projected for purposes of determining whether the realization of the asset resulting from the use of
NOLs in future years is more likely than not.   As a result, the company
reduced its valuation allowance in 1997 and recorded a net tax benefit of $4.1 million. The amount of the net deferred tax asset, $30 million, reflects that portion of the gross deferred tax asset that management believes, based on current income projections and tax preference item estimates, is more likely than not will be realized.

The company's effective tax rate in the future will be partially determined by the amount actual taxable income differs from the taxable income level assumed in determining the net tax asset. The company anticipates an effective tax rate in 1998 of approximately 20 percent. The effective tax rate is used for financial reporting purposes only and will not affect actual taxes paid, which will remain low due to NOL utilization.

The company's income tax expense was zero in 1996 because of NOLs that sheltered the company's income from both federal and state income taxes. Income tax expense of $340,000 in 1995 was for estimated state income taxes.

Effects of Inflation: Inflation rates have been low during the past three years and as a result have not affected the company's operations. In addition, Dravo Lime's long-term lime supply contracts provide for price increases for specific production expenses, such as labor, fuel and electricity.


DISCONTINUED OPERATIONS

Discontinued operations had a net cash outlay of $4.1 million in 1997 for non-cancelable leases, environmental, insurance, legal and other matters, all of which were covered by a previously established reserve. In 1996, the company collected a $7.3 million judgment and interest awarded by a Georgia court related to a contract dispute with a discontinued engineering subsidiary's subcontractor. Also in 1996, an issue with one of the company's insurance carriers regarding deductible limits on asbestos and other retroactive claim adjustments was resolved with the insurance carrier refunding $2.6 million in past payments. The discontinued operations provision was credited $1.1 million for the insurance refunds. The company received a $2.2 million refund from a state taxing authority in 1996 after the company filed amended income tax returns based on its current interpretation of the state tax code. The refund included $575,000 recorded as interest income. The original tax returns were filed on a separate basis and included only the results of entities that had operations in the state. These entities were, for the most part, profitable and paid income taxes. The amended tax returns were filed on a combined basis, which included an apportionment of the results of all the company's operations, including losses from discontinued operations. The amended returns reported tax losses instead of taxable income and resulted in the refund, of which $1.7 million was credited to the discontinued operations reserve in 1996. The amended returns also generated a state tax NOL that can be used to shelter future taxable income.


FINANCIAL POSITION AND LIQUIDITY

Working capital at year-end 1997 was $3.9 million, down $4.6 million from December 31, 1996. In July 1997, the company converted $17.0 million of revolver debt, classified as long-term at year-end 1996, to a 5-year term note with quarterly principal payments of $850,000. In addition, $5.0 million of Series D Preference Stock is scheduled to be redeemed on October 1, 1998 and is now classified as a current liability. Long-term debt borrowed under the company's revolving credit/letter of credit facility increased primarily due to capital expenditures.

                                  13-15

A $53.0 million revolving credit/letter of credit facility is provided by a consortium of lenders that includes Regions Bank of Alabama; PNC Bank, N.A.; and Bank of America Illinois. Interest on the revolver equals either the base lending rate of Regions Financial Corporation, Regions Bank of Alabama's parent, or, at the option of the company, the Eurodollar interest rate plus 2 percent. The facility expires July 31, 1999, but includes renewal provisions.

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

To minimize interest charges, cash balances are kept low through a banking arrangement that uses excess cash held in the company's accounts to reduce the amount of overnight borrowing on the revolving credit agreement. The company has sufficient funds and borrowing capacity to meet its anticipated operating and normal capital needs. A portion of a planned major expansion at Longview for a new kiln and ancillary equipment will require additional outside funding.

All known outstanding discontinued operations items have been classified as current or long-term based on the estimated timing of future cash receipts and disbursements. The remaining discontinued operations liabilities will not have a material adverse impact on liquidity because expected cash payments are spread over several years.


DIVIDENDS

The company's loan agreement contains a covenant that limits common stock dividend payments. A common stock dividend may not be declared if that dividend plus all other common dividends paid after December 31, 1995 exceeds $5.0 million plus 25 percent of net earnings available for common stock after December 31, 1995 less cumulative stock buy-backs after December 31, 1995. Net earnings exclude gains from the sale of capital assets, extraordinary gains and unremitted earnings of joint ventures. At December 31, 1997, assuming no other financial or debt covenant restrictions, common stock dividends were limited to $9.0 million. No dividends on common stock were declared. Annual dividends on the $12.35 cumulative, convertible, exchangeable, Series D Preference Stock and the $2.475 cumulative, convertible Series B Preference Stock were declared quarterly throughout each of the last three years. All declared preference dividends have been paid on a timely basis.


COMMON STOCK MARKET PRICE

The principal market on which Dravo's common stock is traded is the New York Stock Exchange under the symbol, DRV. The high and low common stock sales prices for each quarterly period in 1997 and 1996 as reported for New York Stock Exchange composite transactions were:

                            1997                     1996

Quarter             High             Low            High      Low

First               14 1/8         10 1/8         13 3/4    11 1/4
Second              11 3/4          8 3/4         14 7/8    12 3/4
Third               11 15/16       10             14 5/8    12
Fourth              12 9/16         9 1/2         15 3/4    12 1/2


OUTLOOK

Continuing operations: Dravo is highly leveraged, both operationally and financially. Operationally, maximizing output is critical while operating production facilities as efficiently as possible. To reach that goal, additional business must be booked that will fully utilize existing utility lime production capacity at the Maysville and Black River plants. A broad-based marketing program is aimed at making all coal-fired power plants in the market area served by the two northern Kentucky plants aware of the advantages of lime-based scrubbing.

                                  13-16

Marketing efforts are directed at convincing potential customers that converting to a lime-based flue gas desulfurization
(FGD) system is more economical than either burning low-sulfur coal or using a limestone or sodium-based FGD system to scrub stack gas emissions. And companies currently using lime-based FGD systems are being apprised of the reduction in scrubbing costs they will experience by converting to the company's proprietary Thioclear process.

Since the late 1980s, the pulp & paper industry has significantly increased its consumption of lime. Lime is a raw material used in the production of precipitated calcium carbonate (PCC), an alkaline-based filler material used to produce white paper. The company recently renewed for 10 years a supply contract with a major precipitated calcium carbonate producer. Under the contract, the company will provide lime to PCC production plants throughout the southeast. This long-term supply agreement will provide the underpinning for adding a new 300,000-ton-per-year kiln and ancillary equipment at the company's Longview plant located near Birmingham, AL.

Financially, the company's goal is to reduce its overall debt level. While significant parts of the major expansions completed at Black River and Maysville over the last four years were funded from operational cash flow, a portion was funded with debt. Debt and preferred stock issued in the late 1980s during the company's exit from various discontinued operations carry high interest and dividend rates. A management goal is to reduce this high cost debt as quickly as possible, either by making the required scheduled principal payments and mandatory preferred stock redemptions, or through a debt restructuring with less onerous interest rates.

Various financial and process control software is used to manage and operate business operations. The company is addressing the year 2000 software compatibility issue and has already replaced numerous financial systems with year 2000 compliant software. While this issue will require significant time and effort, the expense is not expected to be material.

In 1997, the company conducted an investment banking review of strategic alternatives for accelerating growth that included merger, acquisition or other opportunities advantageous to the interest of the company's shareholders. As previously reported, the review did not produce a transaction. The company is pursuing its long-term plan of internal expansion, development of new businesses based on proprietary technologies and selective merger and/or acquisition opportunities.

In June 1997 Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) was issued effective for fiscal years beginning after December 15, 1997. SFAS 130 requires the reporting by major component and as a single total the change in equity during the period from nonowner sources, such as minimum pension liability adjustments. Adoption of SFAS 130 will not impact the company's consolidated balance sheet, statement of earnings or cash flows, and any effect will be limited to the form and content of its disclosure.

Discontinued operations: The company formerly operated a metal fabrication facility in Hastings, Nebraska. The federal Environmental Protection Agency
(EPA) has notified the company it believes the company is a potentially responsible party (PRP) for the cleanup of soil and groundwater contamination at four Hastings area sub-sites. In January 1997, the company reached a monetary settlement with the EPA regarding one sub-site in exchange for the EPA excluding the company from any further liability at that sub-site. See Note 8, Contingent Liabilities, in the Notes to Consolidated Financial Statements for further discussion of the company's estimate of total cleanup costs and its share of those costs.

Management estimated the assets and liabilities associated with discontinued operations and believes the provision for losses on discontinued operations is adequate at this time. If these estimates are inaccurate or should other unforeseen developments occur, a future additional provision for discontinued operations could be required.

Forward-looking statements: Investors are cautioned that statements which relate to the future are, by their nature, uncertain and dependent upon numerous contingencies, any of which could cause actual results and events to differ materially from those indicated in such forward-looking statements.
This is particularly true of forecasting income levels, cash flows, the success of efforts to commercially develop new technologies, and regarding estimates of the ultimate cost of environmental remediation, including participation in such costs by other PRPs.

                                  13-17

               DRAVO CORPORATION AND SUBSIDIARIES

                  Consolidated Balance Sheets

                                                           December 31,
                                                        1997           1996
(In thousands)

ASSETS

Current assets:
 Cash and cash equivalents                          $  1,477       $  1,600
 Accounts receivable, net of allowance for
  uncollectibles of $612 and $176                     24,995         23,265
 Notes receivable (Note 14)                              769            921
 Inventories (Note 4)                                 17,434         16,481
 Other current assets                                    980            751

Total current assets                                  45,655         43,018

Advances to and equity in joint ventures               2,450          2,093
Notes receivable (Note 14)                             6,873          4,380
Other assets (Note 9)                                 27,627         25,066
Deferred income taxes (Note 13)                       29,976         24,853

Property, plant and equipment:
  Land                                                16,871          7,480
  Mine development                                     9,286          9,218
  Building and improvements                           17,699         13,147
  Machinery and equipment                            220,070        208,180

                                                     263,926        238,025

  Less accumulated depreciation and amortization     121,277        112,026

Net property, plant and equipment                    142,649        125,999

Total assets                                        $255,230       $225,409


See accompanying notes to consolidated financial statements.

                                    13-18

                    DRAVO CORPORATION AND SUBSIDIARIES

                  Consolidated Balance Sheets
                                                           December 31,
                                                        1997           1996
(In thousands,
  except share data)

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Current portion of long-term notes (Notes 5 and 14)$  9,736      $  6,166
 Accounts payable - trade                             17,546         14,542
 Accrued insurance                                     1,482          1,906
 Accrued retirement contribution                          --          1,785
 Net liabilities of discontinued operations (Note 2)   3,613          6,299
 Redeemable preference stock (Notes 6 and 14)          5,000             --
 Other current liabilities                             4,368          3,843

 Total current liabilities                            41,745         34,541

Long-term notes (Notes 5 and 14)                      74,396         63,535
Other liabilities                                      9,022          6,632
Net liabilities of discontinued operations (Note 2)    5,401          6,786

Redeemable preference stock (Notes 6 and 14):
 Par value $1, issued 200,000 shares: Series D,
  $12.35 cumulative, convertible, exchangeable
  (entitled in liquidation to $20.0 million)          15,000         20,000

Shareholders' equity (Notes 6 and 12):
Preference stock, par value $1, authorized
  1,878,870 shares: Series B, $2.475 cumulative,
  convertible, issued 18,386 and 20,386 shares
  (entitled in liquidation to $1.0 million and
  $1.1 million, respectively); Series D,
   reported above                                         18             20
Common stock, par value $1, authorized 35,000,000
  shares: issued 15,103,249 and 15,096,817 shares     15,103         15,097
Other capital                                         66,819         63,077
Retained earnings                                     32,662         20,063
 Treasury stock at cost;
  397,413 and 333,168 common shares                  (4,936)        (4,342)

Total shareholders' equity                           109,666         93,915

Total liabilities and shareholders' equity          $255,230       $225,409

See accompanying notes to consolidated financial statements.

                                    13-19

               DRAVO CORPORATION AND SUBSIDIARIES

              Consolidated Statements of Earnings

                                                    Years ended December 31,
(In thousands, except per share data)           1997             1996      1995

Revenue                                     $162,476         $158,133  $146,067
Cost of revenue                              121,641          118,165   109,541

  Gross profit                                40,835           39,968    36,526

Selling expenses                               5,147            4,560     5,009
General and administrative expenses           18,717           16,410    16,228

  Earnings from operations                    16,971           18,998    15,289

Other income (expense):
 Equity in earnings of joint ventures            740              710       572
 Other income (expense)                          122             (54)       182
 Interest income                                 235              900        85
 Interest expense                            ( 7,025)         ( 6,426)  (4,807)

  Net other expense                         ( 5,928)         ( 4,870)   (3,968)

Earnings before taxes                         11,043           14,128    11,321
Income tax expense (benefit) (Note 13)       (4,073)               --       340

Net earnings                                  15,116           14,128    10,981
Preference dividends                           2,517            2,529     2,535

Net earnings available for common stock     $ 12,599         $ 11,599   $ 8,446

Weighted average shares outstanding:
  Basic                                       14,768           14,734   14,756
  Diluted                                     14,835           14,894   14,875

Earnings per share:
  Basic                                     $   0.85          $  0.79   $  0.57
  Diluted                                   $   0.85          $  0.78   $  0.57

See accompanying notes to consolidated financial statements.

                                      13-20

                 DRAVO CORPORATION AND SUBSIDIARIES

            Consolidated Statements of Retained Earnings

                                                     Years ended December 31,
(In thousands)                                  1997            1996     1995

Retained earnings at beginning of year       $20,063         $ 8,464  $    18
Net earnings                                  15,116          14,128   10,981

                                              35,179          22,592   10,999

Dividends declared:

Series B preference stock                         47              59       65
Series D preference stock                      2,470           2,470    2,470

                                               2,517          2,529     2,535

Retained earnings at end of year             $32,662        $20,063   $ 8,464

See accompanying notes to consolidated financial statements.

                                    13-21

               DRAVO CORPORATION AND SUBSIDIARIES

             Consolidated Statements of Cash Flows

                                                 Years ended December 31,
(In thousands)                                  1997           1996     1995

Cash flows from operating activities:
Net earnings                                   $ 15,116     $ 14,128 $10,981
Adjustments to reconcile net earnings
 to net cash provided (used) by
 continuing operations activities:
  Depreciation and amortization                  10,506       10,124  9,536
  Increase in deferred income taxes             (5,123)           --     --
  Loss (gain) on sale of assets                   (122)           54   (182)
  Equity in joint ventures                        (357)          373     70
  Changes in assets and liabilities, net of
      effects from DBM disposition:
   Decrease (increase) in accounts receivable   (1,730)          986 (4,113)
   Decrease (increase) in notes receivable      (2,341)         (507)   568
   Increase in inventories                        (953)       (2,287)(1,556)
   Decrease (increase) in other current assets    (167)          638    745
   Decrease (increase) in other assets            1,197          177 (5,150)
   Increase (decrease) in accounts payable
    and accrued expenses                          1,016       (4,522)(27,142)
   Increase (decrease) in income taxes payable      365         (502)   (144)
   Increase in other liabilities                  2,390          342     390

   Total adjustments                              4,681        4,876 (26,978)

Net cash provided (used) by continuing
 operations activities                           19,797       19,004 (15,997)

Increase (decrease) in net liabilities of
 discontinued operations                        (4,071)        4,491 (13,099)
Proceeds from repayment of notes receivable
 from sale of discontinued operations                --           --   2,200

Net cash provided (used) by discontinued
 operations activities                          (4,071)       4,491  (10,899)

Net cash provided (used) by
 operating activities                          $ 15,726    $ 23,495 $(26,896)

See accompanying notes to consolidated financial statements.

                                    13-22

               DRAVO CORPORATION AND SUBSIDIARIES

             Consolidated Statements of Cash Flows

                                           Years ended December 31,
(In thousands)                                     1997     1996     1995

Cash flows from investing activities:
Proceeds from sale of assets                  $    195   $    --  $120,867
Additions to property, plant and equipment     (27,229)  (20,009)  (33,144)
Other, net                                           --       (1)        3

Net cash provided (used) by
 investing activities                          (27,034)  (20,010)   87,726


Cash flows from financing activities:
Net borrowing under revolving
 credit agreements                                2,990    5,160   27,948
Principal payments under long-term notes        (7,222)   (6,123) (85,259)
Proceeds from issuance of long-term notes        18,663      273      185
Proceeds from issuance of common stock               --      248      557
Purchase of treasury stock                        (729)       --   (2,667)
Dividends                                       (2,517)   (2,529)  (2,535)

Net cash provided (used) by
 financing activities                            11,185   (2,971) (61,771)

Net increase (decrease) in cash
 and cash equivalents                             (123)      514     (941)
Cash and cash equivalents at beginning of year   1,600     1,086    2,027

Cash and cash equivalents at end of year       $  1,477 $  1,600 $  1,086



Supplemental disclosures of cash flow information:
Cash paid during the year for:
 Interest (net of amount capitalized)          $  6,812  $  6,492  $  5,695
 Income taxes                                       706       502       175

See accompanying notes to consolidated financial statements.

                                    13-23

            DRAVO CORPORATION AND SUBSIDIARIES

        Notes to Consolidated Financial Statements


Note 1: Summary of Significant Accounting Policies

Description of Business: The consolidated financial statements include the accounts of Dravo Corporation and its majority-owned subsidiaries (the company).
The principal subsidiary is Dravo Lime Company, one of the nation's largest lime producers. Lime is sold to electric utility companies under long-term contracts and to the pulp & paper, metals, chemicals, municipal and construction markets.

Three major utility companies, with whom the company has long-term contracts, each accounted for more than 10 percent of consolidated revenue in 1997. The company completed a transaction on December 30, 1994 in which it sold substantially all the assets and certain liabilities of Dravo Basic Materials Company, Inc. (DBM), a former principal subsidiary. The December 31, 1995 consolidated statement of cash flows includes cash received from the DBM transaction and the payment of retained obligations, primarily accounts payable.

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

Property, Plant, Equipment and Depreciation: Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of 10 to 30 years for buildings and 3 to 30 years for machinery and equipment. Expenditures for maintenance and repairs that do not materially extend the lives of assets are expensed currently. The asset cost and accumulated depreciation are removed from the accounts for assets sold or retired, and any resulting gain or loss is included in other income and expense.

Income Taxes: Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits are more likely than not.

Earnings Per Share: In December 1997, the company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 requires the presentation of basic and diluted earnings per share on financial statements issued for periods ending after December 15, 1997. SFAS 128 also requires restatement of all prior-period earnings per share data presented. Basic earnings per share is based on net earnings less preference dividends declared in the year (net earnings available to common stock), divided by the weighted average sum of common shares outstanding during the year. Diluted earnings per share is based on net earnings available to common stock, divided by the sum of the weighted average number of common shares outstanding during the year and common share equivalents, unless inclusion of common share equivalents would be anti-dilutive. Common share equivalents are calculated using the treasury stock method.

Stock-based compensation: Stock-based compensation is accounted for using the intrinsic value approach as prescribed by Accounting Principles Board Opinion No. 25.

Environmental Costs: Liabilities are recorded when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such estimates are adjusted, if necessary, as new remediation requirements are defined or as more information becomes available.

                                    13-24

Note 2:  Discontinued Operations

The remaining discontinued operations' assets and liabilities for the respective years ended December 31 relate to non-cancelable leases, environmental, insurance, legal and other matters associated with various discontinued businesses and are presented below:

(In thousands)                                       1997         1996


Current assets:
Accounts and retainers receivable                $    209     $    323
  Total current assets                                209          323

Other                                                  --          309
  Total assets                                   $    209     $    632

Current liabilities:
Accounts and retainers payable                   $    135     $    536
Accrued loss on leases                              1,026        2,304
Environmental                                         981        1,855
Other                                               1,680        1,927

  Total current liabilities                         3,822        6,622

Accrued loss on leases                                 --          954
Environmental                                       1,286          423
Other                                               4,115        5,718

  Total liabilities                              $  9,223     $ 13,717

Net liabilities and accrued loss
 on leases of discontinued operations             $ 9,014      $13,085

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

The assets and liabilities sold to Martin Marietta were removed from the company's December 31, 1994 balance sheet, and a corresponding receivable from the sale of DBM of $120.5 million was recorded. The receivable was collected and a majority of the obligations were paid in 1995 as reflected in the statement of cash flows.

Note 4:  Inventories

Inventories for the respective years ended December 31 are classified as follows:

(In thousands)                                     1997           1996

Finished goods                                  $ 2,819        $ 2,586
Materials and supplies                           14,615         13,895

Net inventories                                 $17,434        $16,481


Note 5:  Notes Payable

Notes payable at December 31 include the following:

(In thousands)
                                                     1997         1996

Variable rate revolving line of credit            $36,100      $33,110
11.21% notes, payable through 2002                 29,856       35,828
Variable rate term note, payable through 2002      16,150           --
Other notes, payable through 2007                   2,026          763

                                                   84,132       69,701
Deduct: Current portion of notes                    9,736        6,166
Total long-term notes                             $74,396      $63,535


The variable rate revolving line of credit is a $53.0 million revolving credit/letter of credit facility with Regions Bank of Alabama; PNC Bank, N.A.; and Bank of America Illinois. Interest on the revolver equals either the base lending rate of Regions Financial Corporation, Regions Bank of Alabama's parent, or, at the option of the company, the Eurodollar interest rate plus 2 percent. The facility expires July 31, 1999, but includes renewal provisions.

The 11.21 percent term notes require quarterly interest payments and annual principal repayments in the amount of $6.0 million.

                                    13-25

In 1997, the company converted $17.0 million borrowed under the line of credit to a 5-year variable rate term note. Principal payments of $850,000 are paid quarterly with interest equal to the Eurodollar rate plus 2 percent.

Obligations under the revolving credit/letter of credit facility, the 11.21 percent term notes and the variable rate term note are secured by a pledge of the stock of Dravo Lime Company and Dravo Basic Materials Company along with Dravo Lime Company's accounts receivable and finished goods inventories. Additionally, certain contract rights, patents and mortgages on the company's Maysville, Black River and Longview plants have been pledged as collateral. The agreements contain uniform restrictive covenants that require the company to maintain minimum net worth levels and fixed charge ratios on a consolidated basis; restrict incurrence of debt, liens and lease obligations; restrict the sale of significant assets; and limit payment of dividends. At December 31, 1997, assuming no other financial or debt covenant restrictions, common stock dividends were limited to $9.0 million. No dividends on common stock were declared.

Assets pledged under certain notes and leases had a book value of $150.2 million at December 31, 1997.

Amounts payable on long-term debt, excluding the variable rate revolving line of credit, due in 1998 and thereafter are: 1998, $9.7 million; 1999, $9.7 million; 2000, $9.7 million; 2001, $9.6 million; 2002, $8.8 million; and after 2002, $0.5 million.

Note 6:  Redeemable Preference Stock

The company has outstanding 200,000 shares of cumulative, convertible, exchangeable Series D Preference Stock. Cumulative annual dividends of $12.35 per share are payable quarterly. Each share of preference stock may be converted, at the option of the holder, into 8.0 shares of common stock. The stock is also exchangeable, at the option of the company, for 12.35 percent Senior Subordinated Convertible Notes due September 21, 2001. The 12.35 percent Senior Subordinated Notes would contain the same conversion rights, restrictions and other terms as the preference stock.

The company may redeem the Series D Preference Stock, in whole or in part, for $100 per share plus accrued dividends, provided that the market price of common stock as of the date of the decision to redeem the shares, as defined in the Certificate of Designations, Preferences and Rights for the Series D Preference Stock, is at least equal to 175 percent of the conversion price for the preference stock. Mandatory annual redemption of the lesser of 50,000 shares or the number of shares then outstanding begins October 1, 1998, at $100 per share plus accrued dividends. In the event of liquidation of the company, the holders of outstanding Series D Preference Stock shall be entitled to receive a distribution of $100 per share plus all accumulated and unpaid dividends.

The company had outstanding 18,386 and 20,386 shares of cumulative, convertible Series B Preference Stock on December 31, 1997 and 1996, respectively. Cumulative annual dividends of $2.475 per share are payable quarterly. Each share of Series B Preference Stock may be converted at the option of the holder to 3.216 shares of common stock. In the event of the company's liquidation, the holders of the Series B Preference Stock are entitled to $55 per share plus all accumulated and unpaid dividends.

Note 7:  Commitments

Total rental expense for 1997, 1996 and 1995 was $3.3 million, $3.0 million and $3.1 million, respectively. The minimum gross rentals under non-cancelable operating leases for these years were $12.8 million, $12.4 million and $13.0 million, respectively. Of these amounts, $10.4 million, $10.2 million and $10.5 million in 1997, 1996 and 1995, respectively, were provided for in the discontinued operations provision.

The minimum future rentals under non-cancelable operating leases and future rental receipts from subleases to third parties as of December 31, 1997 are indicated in the following table. Of the $9.1 million net minimum payments, $1.0 million relates to, and has been expensed as part of, discontinued operations.

                                    13-26

Minimum Future Rentals and Rental Receipts

(In thousands)

1998                                            $ 5,510
1999                                              1,859
2000                                              1,216
2001                                                658
2002                                                420
After 2002                                        2,270

Total minimum payments required                  11,933
Less: Sublease rental receipts                  (2,834)

Net minimum payments                           $  9,099


A joint venture phosphate mining operation, in which the company is a 50-percent partner, has credit available under a bank loan agreement for equipment purchases. The company would be required to repay the entire loan in the event of a failure of both the joint venture and the other partner. At December 31, 1997 and 1996, $2.1 million and $3.1 million, respectively, was borrowed under the agreement.

Outstanding letters of credit totaled $4.8 million at December 31, 1997 and 1996.

Note 8:  Contingent Liabilities

The company has been notified by the federal Environmental Protection Agency
(EPA) that the EPA believes the company is a potentially responsible party
(PRP) for the cleanup of soil and groundwater contamination at four sub-sites in Hastings, NE. The Hastings site is one of the EPA's priority sites for taking remedial action under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA).

Regarding the first sub-site, the company participated in an EPA-initiated allocation proceeding for a municipal landfill sub-site to allocate shares of liability for past response costs and costs of a proposed cap of the landfill. As part of this proceeding, the allocator conducted a mediation session that resulted in a settlement among the EPA and the PRPs. Pursuant to the settlement, the company agreed to pay 14.33 percent of the EPA's past costs and the estimated costs of the cap and its maintenance. A Consent Decree incorporating the settlement and requiring the private parties to pay for, construct and maintain the cap is awaiting the approval of the United States Justice Department and ultimately the Federal District Court. In exchange, the company received contribution protection against third-party claims as well as a covenant from the EPA not to sue for its past and future response costs at this sub-site and matters covered by the settlement.

The company has also been notified by the EPA that the EPA considers it a PRP at another municipal landfill in Hastings. At least three other parties (including the City of Hastings) are considered by the EPA to be PRPs at this second sub-site. At this sub-site, the company has concluded that the City of Hastings is primarily responsible for proper closure of the landfill and the remediation of any release of hazardous substances. The EPA has conducted the remedial investigation for this sub-site. The company, along with some of the other PRPs, including the City of Hastings, is considering a proposal from the EPA to conduct the feasibility study. In 1997, the company and the other PRPs at this sub-site received a demand from the EPA that they pay the EPA's response costs at this sub-site through September 30, 1994. The company and some of the other PRPs, including the City of Hastings, intend to examine these costs to determine whether or not they are valid.

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

In 1997, the company and the other PRPs at this sub-site received a demand from the EPA that they pay the EPA's response costs at this sub-site through September 30, 1994. The company and some of the other PRPs intend to examine these costs to determine whether or not they are valid. A total of five parties have been named by the EPA as PRPs at this sub-site, but two of them have been granted de minimis status. The company believes other persons should also be named as PRPs.

                                    13-27

The fourth sub-site is a former naval ammunition depot that was subsequently converted to an industrial park. The company and its predecessor owned and operated a manufacturing facility in this industrial park. To date, the company's investigation indicates that it did not cause the release of hazardous substances at this sub-site during the time it owned and operated the facility. The United States has undertaken to conduct the remediation of this sub-site.

In addition to sub-site cleanup, the EPA is seeking a cleanup of area-wide contamination associated with all of the sub-sites in and around Hastings. The company, along with other Hastings PRPs, has recommended that the EPA adopt institutional controls as the area-wide remedy in Hastings. The EPA has completed an area-wide remedial investigation and has asked the PRPs to agree to perform a feasibility study to determine whether institutional controls or another remedial alternative should be undertaken. The company, along with eight to ten other PRPs, is considering this proposal. An acceptable area-wide remediation plan could result in interim remedies at the sub-sites becoming final remedies. In 1997, the company and the other area-wide PRPs received a demand from the EPA that they pay the EPA's area-wide response costs through September 30, 1994. The company and some of the other area-wide PRPs intend to examine these costs to determine whether or not they are valid.

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

Estimated future cleanup costs at the third sub-site, including capital outlays and maintenance costs for soil and groundwater remediation of approximately $6.2 million, are based on independent engineering studies. Included in the discontinued operations provision is the company's estimate that it will participate in 33 percent of these remediation costs and a pro rata share of the EPA's past response costs. The company's estimated share of the costs is based on its assessment of the total cleanup costs, its potential exposure, and the viability of other named PRPs. These estimates are, by their nature, uncertain and dependent upon numerous factors, any of which could cause actual results to differ materially from projected amounts.

Other claims and assertions made against the company will be resolved, in the opinion of management, without material additional charges to earnings.

Note 9:  Retirement Plans

The company has several defined benefit plans covering substantially all employees. Benefits for the salaried plan are based on salary and years of service, while hourly plans are based on negotiated benefits and years of service. The company's funding policy is to make contributions necessary to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Plan assets are composed primarily of government securities and corporate debt and equities.

In 1996, the company changed the date it measures plan assets and obligations to September 30. The following table reconciles the plans' funded status as of September 30, 1997 and 1996 to the amounts recognized in the company's balance sheets at December 31, 1997 and 1996, respectively:

                                    13-28

                       1997                                 1996
                  Plans which     Plans which   Plans which   Plans which
                  have            have          have          have
                  funded assets   accumulated   funded assets accumulated
                  in excess of    benefit       in excess of  benefit
                  accumulated     obligations   accumulated   obligations
                  benefit         in excess of  benefit       in excess of
(In thousands)    obligations     funded assets obligations   funded assets

Actuarial present
 value of benefit
 obligation:
Vested employees    $184,020          $ 3,862      $157,288     $24,628
Non-vested employees     535               --           153       1,201
Accumulated benefit
 obligation          184,555            3,862       157,441      25,829
Effect of projected
 future salary
 increases             3,541              655         2,865       1,480
Total projected
 benefit obligation  188,096            4,517        160,306     27,309
Plan assets including
 fourth quarter
 contributions       194,256               80        157,442     19,720
Assets greater (less)
 than projected
 benefit obligation    6,160          (4,437)        (2,864)    (7,589)
Unamortized net
 liability existing
 at transition date      232                5             --        280
Unrecognized net loss from
 actuarial experience 19,989               44         27,275      4,622
Recognition of additional
 minimum liability        --               --             --    (4,093)
Prepaid (accrued)
 pension expense    $ 26,381         $(4,388)       $ 24,411   $(6,780)

The company recognized a $312,000 charge in 1997 for pension curtailment and special termination benefits resulting from the termination of employment for certain executives and administrative employees. The components of 1997, 1996 and 1995 net periodic pension expense are as follows:


                                        Years ended December 31,
                                  1997            1996         1995
(In thousands)

Service cost of benefits
 earned during the year           $    618        $ 670      $ 470
Interest cost on projected
 benefit obligation                 14,406       15,098     14,356
Actual (return) loss on
 plan assets                      (38,346)        2,299    (52,972)
Net amortization (deferral)         25,052     (16,430)     38,446
Curtailment and special
 termination benefits expense          312           --         --

Net pension expense for year      $  2,042     $  1,637   $    300

Expected long-term rate of
 return on assets used to determine
 net pension expense:
     Salary plan                           8.5%    7.75%     9.0%
     Hourly plan                           8.0%    7.75%     9.0%


The following assumptions were used for the valuation of the pension obligations as of September 30, 1997 and 1996 and December 31, 1995:

                                               1997      1996     1995

Discount rate                                   7.25%     8.0%    7.25%
Rate of increase in
 compensation levels                             5.0%     5.0%     5.0%


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

                                   13-29

No funds are segregated for future postretirement obligations. The company is amortizing its accumulated postretirement benefit obligation (APBO) over a 20-year period. The APBO was calculated using a discount rate of 7.25 percent and a health care cost trend rate of 7.5 percent in 1998, gradually declining to 5.25 percent in 2001. An increase in the health care cost trend rate of 1 percent would increase the APBO at September 30, 1997 by $132,000 and the total service and interest rate components of the 1997 postretirement benefit cost by $10,000.

Postretirement benefit cost for 1997, 1996 and 1995 includes the following components:

(In thousands)                                1997       1996          1995

Service cost - benefits earned
 during the period                          $   29     $   31         $   44
Interest cost on accumulated
 postretirement benefit obligation           1,509      1,516          2,683
Net amortization and deferral                1,097      1,192          1,705

Postretirement benefit cost                 $2,635     $2,739         $4,432

In 1996, the company changed the date it measures plan obligations to September
30. The following table reconciles the plans' funded status as of September 30, 1997 and 1996 to the amounts recognized in the company's balance sheets at December 31, 1997 and 1996, respectively:

(In thousands)                                         1997           1996

Accumulated postretirement
 benefit obligation:
 Retirees and related beneficiaries               $ 18,082            $ 18,296
 Other fully eligible participants                     775                 870
 Other active participants not fully eligible          817                 854

Accumulated postretirement
 benefit obligation                                 19,674              20,020

 Fourth quarter cash flow                             (444)               (232)
 Unrecognized transition obligation                (12,675)            (13,520)
 Unrecognized net loss                             ( 3,904)            ( 4,468)

Accrued postretirement
 benefit liability                                $  2,651            $  1,800

The company accrued $2.6 million and $1.3 million at December 31, 1997 and 1996, respectively, for the estimated cost of benefits to be provided to former or inactive employees, including their beneficiaries and covered dependents, after employment but before retirement. Postemployment benefit costs in 1997, 1996 and 1995 were $1.7 million, $300,000 and $300,000, respectively. The 1997 expense included $1.3 million for severance costs associated with reducing executive staff size.

Note 11:  Stock Options, Stock Appreciation Rights and Performance Shares

The company has awarded to executives and key employees common stock options and stock appreciation rights (collectively, rights) under four plans: the 1978 Plan, the 1983 Plan, the 1988 Plan and the 1994 Plan. Under the 1988 and 1994 Plans, options may be granted either alone or in tandem with related stock appreciation rights, or stock appreciation rights may be granted separately. The 1983 Plan provided for the granting of options, stock appreciation rights (either separately or in tandem with a related option) and performance shares. The price of stock options and the basis of stock appreciation rights so granted is the average of the company's high and low market prices on the grant date. Rights cannot be exercised until one year after the grant date and expire 10 years from date of grant. No additional grants can be made from the 1978 or 1983 Plans. There were no performance shares outstanding at December 31, 1997 and 1996.

Any incremental value of stock appreciation rights and performance shares granted is recognized as expense, while a decline in the market value of the stock is recognized as a reduction in expense to the extent previously recognized. There was no change in the incremental value during the last three years.

Stock option grants are accounted for using the intrinsic value approach; therefore no expense was recognized with respect to such options. As required by current accounting standards, an estimate of the fair value of stock options granted in 1997, 1996 and 1995 was made

                                    13-30

using the Black-Scholes option pricing
model. The Black-Scholes model requires the input of highly subjective assumptions, including stock price volatility, expected option life and forfeiture rates, all of which can materially affect the fair value estimates. The weighted average fair value estimates determined by the model and the assumptions used are presented below:

                                 1997       1996        1995

Weighted average fair value     $ 4.22     $ 5.17      $ 5.08
Risk-free interest rate            6.1%      6.6%        6.8%
Expected dividend yield              0%        0%         0%
Expected option life               6.0       6.0         6.0
Expected volatility              30.31%    23.96%      23.96%


The table below shows the pro forma amounts for income and earnings per share at December 31 assuming compensation expense had been recorded at the fair value estimates:

(In thousands, except per share data)

                              1997       1996            1995

Net income:
  As reported               $15,116     $14,128        $10,981
  Pro forma                  14,817      13,129          9,844

Basic earnings per share:
  As reported                 $0.85       $0.79          $0.57
  Pro forma                   $0.83       $0.72          $0.49

Diluted earnings per share:
  As reported                 $0.85       $0.78          $0.57
  Pro forma                   $0.83       $0.71          $0.49


The following summary shows the changes in outstanding rights for the last three years:

                                        Exercise Price  Weighted Average
                                Shares    Per Share      Exercise Price

Outstanding at
 January 1, 1995            1,286,550    $ 5.94 - $19.31      $12.63
Granted                       417,500    $10.69 - $14.06      $12.92
Exercised                    ( 59,750)   $ 5.94 - $11.88      $ 9.26
Forfeited                    (144,700)   $10.25 - $19.31      $13.80
Expired                      ( 27,050)      $14.38            $14.38
Outstanding at
 December 31, 1995         1,472,550     $ 5.94 - $19.31      $12.70

Granted                       63,500     $13.12 - $13.56      $13.18
Exercised                    (25,500)    $ 5.94 - $11.88      $ 9.72
Forfeited                    (27,150)    $10.25 - $19.31      $14.84
Outstanding at
 December 31, 1996         1,483,400     $ 5.94 - $19.31      $12.74

Granted                      201,000      $9.69 - $10.19      $10.03
Forfeited                     (4,500)    $14.81 - $16.94      $15.53
Expired                      (75,850)    $11.88 - $19.31      $14.29
Outstanding at
 December 31, 1997         1,604,050     $ 5.94 - $16.94      $12.32


The outstanding stock options at December 31, 1997 have a weighted average contractual life of 4.8 years.


Rights exercisable at
December 31, 1997        1,403,050    $5.94 - $16.94   $12.64

Shares available
 for future grants
 at December 31, 1997     428,000

                                   13-31

Note 12:  Shareholders' Equity

Components of shareholders' equity at December 31 (except retained earnings, which is set forth in the Consolidated Statements of Retained Earnings) are presented below:

                                  Preference    Common      Other    Treasury
(In thousands, except share data)   Stock       Stock      Capital     Shares

Balance, January 1, 1995             $28       $14,986     $63,554   $(1,840)

Common shares issued through:
  Conversion of Series B
   preference stock (9,648)           (3)            9         (6)
 Common stock options
   exercised (59,750)                               60         496
Purchase of treasury shares (228,470)                                (2,667)
Minimum pension liability adjustment
       (3,226)

Balance, December 31, 1995           $25        $15,055   $60,818   $(4,507)

Common shares issued through:
  Conversion of Series B
   preference stock (16,080)          (5)            16      (11)
  Common stock options
   exercised (25,500)                                26      222
Executive incentive compensation (9,523)                     ( 5)      113
Directors' fees (5,000)                                       15        52
Minimum pension liability adjustment                       2,038

Balance, December 31, 1996            $20       $15,097    63,077  $(4,342)

Common shares issued through:
  Conversion of Series B
   preference stock (6,432)           (2)             6       (4)
Executive incentive
 compensation (4,755)                                                   62
Directors' fees (6,000)                                      (12)       74
Purchase of treasury shares (75,000)                                  (730)
Minimum pension liability adjustment                       3,758


Balance, December 31, 1997          $18          $15,103 $66,819    $(4,936)

                                     13-32

Note 13:  Income Taxes

Earnings before taxes and income tax expense (benefit) from continuing operations at December 31 are as follows:

(In thousands)                              1997            1996         1995


Earnings before taxes                      $11,043        $14,128     $11,321

Current federal income taxes               $   747        $    --     $    --
Deferred federal income tax benefit         (5,123)            --          --
Current state income taxes                     303             --         340

  Total                                    $(4,073)       $   --       $  340

The actual income tax expense attributable to earnings before taxes differed from the amounts computed by applying the U. S. federal tax rate of 34 percent in 1997, 1996 and 1995 to pretax earnings as a result of the following:

(In thousands)                               1997           1996       1995

Computed "expected" tax expense            $ 3,753       $ 4,945      $ 3,849
Percentage depletion                        (  767)       (  720)      (  992)
State income taxes, net of federal
 income tax benefit                            200           --           224
Other items                                     44           553           51
Benefit of operating loss carryforwards     (7,303)       (4,778)      (2,792)

  Income tax expense (benefit)             $(4,073)      $    --      $   340

The significant components of the deferred income tax expense (benefit) attributable to earnings before taxes for the years ended December 31 are as follows:

(In thousands)                                     1997      1996      1995

Deferred tax expense (benefit)(exclusive of the
 effect of other component listed below)        $ 6,271   $ 1,552    $(6,058)
Increase (decrease) in balance of the valuation
  allowance for deferred tax assets            (11,394)    (1,552)     6,058

  Total                                        $(5,123)  $    --     $    --

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

                                                        1997           1996
Deferred tax assets:
 Provision for discontinued operations               $ 3,294        $ 4,580
 Accounts receivable, principally due
  to allowance for doubtful accounts                     206             59
 Inventories, principally due to additional
  costs inventoried for tax purposes
  pursuant to the Tax Reform Act of 1986                   6              6
 Compensated absences, principally due to
  accrual for financial reporting purposes               502            500
 Net operating loss carryforwards (NOLs)              59,024         62,808
 Investment tax credit carryforwards                     666            976
 Other                                                 3,995            566
 Alternative minimum tax credit                          750            350

Total gross deferred tax assets                       68,443         69,845
 Less valuation allowance                            (23,435)       (34,829)

Net deferred tax assets                               45,008         35,016

Deferred tax liabilities:
 Properties and equipment, principally due
  to depreciation                                      6,062          5,810
 Pension accrual                                       8,970          4,353

Total gross deferred tax liabilities                  15,032         10,163

Net deferred tax asset                              $ 29,976       $ 24,853

The net change in the total valuation allowance for the years ended December 31, 1997 and 1996 was a decrease of $11.4 million and $1.6 million, respectively.

The company had NOLs of approximately $173 million at December 31, 1997 because of losses associated with discontinued businesses. These NOLs expire as follows:

(In thousands)

2003                                                 $72,373
2004                                                  38,856
2005                                                  17,222
2006                                                   6,471
2007                                                   1,629
2008                                                  15,031
2009                                                  12,008
2010                                                   9,973

                                   13-33

The company has an alternative minimum tax credit carryforward of $750,000. This credit may be utilized to reduce the company's regular tax liability down to its alternative minimum tax liability in future tax years and has an unlimited life.

Tax benefits of $666,000 for investment tax credits expiring in 1998 and later are also being carried forward.

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

The company had NOLs of approximately $173 million at December 31, 1997. Management continually evaluates the recorded deferred tax valuation allowance and believes that, due to the large portion of revenue generated by long-term supply contracts and taxable income generated by the company since it started operating solely as a lime company three years ago, income can be reasonably projected for purposes of determining whether the realization of the asset
resulting from the use of NOLs in future years is more likely than not.   As a
result, the company reduced its valuation allowance in 1997 and recorded a net tax benefit of $4.1 million. The amount of the net deferred tax asset, $30 million, reflects that portion of the gross deferred tax asset that management believes, based on current income projections and tax preference item estimates, will more likely than not be realized.

Income projections for the contract lime business are based on historical information adjusted for contract terms. In order to fully realize the net deferred tax asset, the company will need to generate future taxable income of approximately $98 million prior to the expiration of the NOLs. The company's cumulative taxable earnings for the past two years total $22.3 million.

Note 14: Fair Value of Financial Instruments

The fair value of financial instruments without extended maturities equals their carrying values. The estimated fair value of financial instruments with extended maturities at December 31 is presented below:

(In thousands)
                                          1997                  1996


                                   Carrying     Fair      Carrying     Fair
                                    Value      Value      Value      Value

Notes payable                      $84,132    $85,036    $69,701    $70,623
Series D preference stock           20,000     22,561     20,000     22,533

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

Note 15:  Research and Development

Research and development expense is reported in selling expenses and for the years ended December 31 is as follows:

(In thousands)                                1997         1996           1995

Total research and development expense      $6,538       $3,742         $3,558

Billings to third parties                    4,605        1,784          1,255

Net research and development expense        $1,933       $1,958         $2,303

                                    13-34

Note 16: Interim Financial Information

(Unaudited, in millions,            First       Second     Third    Fourth
 except earnings per share)        Quarter     Quarter    Quarter   Quarter

1997
Revenue                              $37.6       $42.4    $41.0      $41.4
Gross profit                           7.8        11.5     11.0       10.5
Earnings before taxes                  1.1         4.6      3.9        1.4
Provision (benefit) for income taxes   0.1         0.3      0.1       (4.6)
Net earnings                          $0.4        $3.7     $3.1       $5.4
Net earnings per share:
  Basic                              $0.03       $0.25    $0.21      $0.36
  Diluted                            $0.03       $0.25    $0.21      $0.36

1996
Revenue                              $38.2       $39.3    $40.8      $39.8
Gross profit                           9.7         9.3     10.6       10.4
Earnings before taxes                  3.2         3.6      3.7        3.6
Provision (benefit) for income taxes   0.1         0.1      0.1       (0.3)
Net earnings                          $3.1        $3.5     $3.6       $3.9
Net earnings per share:
  Basic                              $0.17       $0.19    $0.20      $0.22
  Diluted                            $0.17       $0.19    $0.20      $0.22

                                    13-35

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

The company's financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. As stated in their report, their audit was made in accordance with generally accepted auditing standards and included examining, on a test basis, evidence supporting the amounts and disclosures in the company's financial statements.

The Board of Directors, acting through its Audit Committee composed exclusively of outside directors, reviews and monitors the company's financial reports and accounting practices. The Board of Directors, upon the recommendation of the Audit Committee, appoints the independent auditors subject to ratification by the shareholders. The Audit Committee meets periodically with management, the Director of Internal Audit and the independent auditors. These meetings include discussions of internal accounting control, results of audit work and the quality of financial reporting. Financial management as well as the Director of Internal Audit and independent auditors have full and free access to the Audit Committee.


Independent Auditors' Report


The Board of Directors and Shareholders
Dravo Corporation:

We have audited the accompanying consolidated balance sheets of Dravo Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dravo Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP
Pittsburgh, Pennsylvania
January 21, 1998
                                    13-36

Five-Year Summary

Years ended December 31,          1997    1996     1995     1994       1993

($ amounts in millions, except per share data)

Summary of operations:
Revenue                         $162.5  $158.1    $146.1   $278.1     $277.6
Gross profit                      40.8    40.0      36.5     44.0       49.3
Interest expense                   7.0     6.4       4.8     12.4        9.2
Depreciation expense              10.5    10.1       9.5     17.6       18.0
Earnings before taxes
 from continuing operation        11.0    14.1      11.3      5.5       10.5
Provision (benefit) for
 income taxes                     (4.1)    --        0.3      0.6      (24.6)
Earnings from continuing
 operations                       15.1    14.1      11.0      4.9       35.1
Loss from discontinued
 operations, net of income taxes    --      --        --     (6.5)     (35.3)
Extraordinary item                  --      --        --     (7.5)        --
Cumulative accounting change        --      --        --     (1.4)        --
Net earnings (loss)               15.1    14.1      11.0    (10.5)      (0.2)
Preferred dividends declared       2.5     2.5       2.5      2.5        2.6
Capital expenditures              27.2    20.0      33.1     44.8       13.6
Employees at year end              738     781       756      768      1,416

Summary of financial position:
Total assets                    $255.2  $225.4    $213.3   $307.3     $272.1
Working capital                    3.9   8.5         9.8      6.3       59.5
Long-term obligations and
 redeemable preference stock      94.4   83.5       84.3     62.4      108.5
Total debt and redeemable
 preference stock                104.1   89.7       90.4    147.5      113.0
Property, plant and
 equipment, net                  142.6  126.0      116.2     93.5      110.0
Shareholders' equity             109.7   93.9       79.9     76.7       89.5

Per common share data:
Earnings from continuing
 operations                     $ 0.85  $ 0.79    $ 0.57   $  0.16     $ 2.20
Loss from discontinued
 operations                         --      --        --     (0.44)     (2.38)
Extraordinary item                 --       --        --     (0.51)         --
Cumulative accounting change       --       --        --     (0.09)         --
Net earnings (loss)
 Basic                            0.85     0.79      0.57    (0.88)      (0.18)
 Diluted                          0.85     0.78      0.57    (0.88)      (0.18)
Book value                        7.39     6.29      5.33     5.06        6.15
Shareholders at year end         2,574    2,741     2,924    3,192       3,442

Mineral resources (in millions of tons):
Proven and probable reserves
Total reserves                   654.5     623.7    522.2    502.1   1,121.2
Tons mined                         7.7       7.6      7.1     23.2      22.8

                                   13-37

Board of Directors                   Principal Executives

Arthur E. Byrnes                     Carl A. Gilbert *
Chairman of the Board                President and
Dravo Corporation                    Chief Executive Officer

Carl A. Gilbert                      John R. Major *
President and Chief Executive Officer,  Senior Vice President,
Dravo Corporation                    Chief Operating Officer

James C. Huntington, Jr.             Earl J. Bellisario *
Retired Senior Vice President,       Senior Vice President,
American Standard, Inc.              Chief Financial Officer and
                                     Secretary

William E. Kassling                  Richard E. Redlinger
Chairman, Chief Executive Officer    Vice President, Corporate
 and President,                      Development and Treasurer
Westinghouse Air Brake Company

Peter T. Kross                       Larry J. Walker
Senior Vice President,               Vice President and Controller
Everen Securities

William G. Roth                      *Member of
Retired Chairman,                    Management Executive Committee
Dravo Corporation

Konrad M. Weis
Retired President and
Chief Executive Officer,
Bayer Corporation

                                    13-38